EXHIBIT 1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

InterOil Corporation (“InterOil”) 60-92 Cook Street Portsmith, Queensland 4870 Australia

2.	Date of Material Change

July 31, 2007

3.	News Release

A news release was issued in Canada by CCN Matthews on July 31, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

On July 31, 2007, InterOil Corporation announced that it had (through its wholly owned subsidiary InterOil LNG Holdings Inc.) entered into a shareholder agreement with a Merrill Lynch entity and Pacific LNG Operations Ltd for the development of a liquefied natural gas (LNG) project in Papua New Guinea.

5.	Full Description of Material Change

The material change is described in more detail in the press release attached as Schedule “A”. Finalisation and execution of this Shareholder Agreement represents an important step in developing the company’s LNG project in Papua New Guinea. The Shareholder Agreement is attached as Schedule “B”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

7.	Omitted Information

In relation to the press release, no information has been omitted on the basis that it is confidential information.

In relation to the Shareholder Agreement, the following clauses have been omitted on the basis that they are confidential:
1.	Clause 3.1 (g);

2.	Clause 5.1 (b);

3.	Clause 5.12;

4.	Clause 12.1(c);

5.	Clause 13.5;

6.	Schedule 1, Parts 1 and 3; and

7.	Schedules 3 and 4.
8.	Executive Officer

For further information regarding the matters described in this material change report, please contact Phil Mulacek, the Company’s Chairman & Chief Executive Officer, at +61 7 4046 4600.

9.	Date of Report

August 22, 2007.

InterOil Corporation

By:	/s/ William Jasper William Jasper
President & Chief
Operating Officer

NEWS RELEASE
MERRILL LYNCH COMMODITIES, PACIFIC LNG
AND INTEROIL SIGN SHAREHOLDER AGREEMENT
FOR LNG PROJECT
     HOUSTON, TEXAS, July 31, 2007 — Merrill Lynch Commodities, Inc., a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (NYSE:MER), Pacific LNG Operations Ltd, and InterOil Corporation (TSX:IOL, AMEX:IOC, POMSoX:IOC) have executed a shareholder agreement for the development of a liquefied natural gas (LNG) project in Papua New Guinea (PNG).
     “This is a major step forward in developing the first LNG project in PNG and a result of the vision, determination and dedication of all involved,” said David Sobotka, head of Merrill Lynch Commodities. “With the agreement now finalized, we have a platform to deliver on our goal to build a world-scale LNG facility.”
     The shareholders have agreed to establish PNG LNG Inc. as the holding company for Liquid Niugini Gas Ltd., the Papua New Guinea-based entity that will own and operate the LNG facility. The shareholders will each have a one-third beneficial ownership interest in PNG LNG Inc. with provisions for the entry of strategic partners to provide additional expertise and capital. An allowance has also been made for inclusion of the Government of Papua New Guinea as a partner in the LNG project.
     InterOil Chairman and CEO Phil Mulacek commented, “We have the critical infrastructure in place today and the operating experience in PNG to provide support essential for the project’s success. The project remains on track and we are ready to proceed with contractor selection and the final engineering and design work.”
     The current project design consists of a two-train liquefaction plant with processing capacity of nominal 1.6 bcf/d, condensate and gas liquid processing, handling and storage facilities, and a natural gas pipeline from supply sources. First production of LNG is targeted for 2012.
     Pacific LNG’s Director Carlo Civelli explained, “Our significant investment in InterOil’s exploration program underpins our confidence in this venture. We are proud to be a party to this agreement, which will benefit both the shareholders and the people of Papua New Guinea.”
PNG LNG Inc. News Release

     InterOil is designated as the preferred natural gas supplier to the LNG project, with its Elk and Antelope structures identified as the key gas resources for the project. As a result, InterOil will continue its upstream activity focusing on adding resource potential, and establishing reserves and deliverability to expand the project.
     Under the agreement, Merrill Lynch Commodities and Pacific LNG will fund cash outlays for front-end engineering and design. Merrill Lynch Commodities is designated as the preferred purchaser and marketer of the LNG output and an affiliate of Merrill Lynch Commodities is designated as the preferred provider of structuring advice for the project financing.
     InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. During 2006, the company announced a gas and condensate discovery, completed an optimization program at the refinery, and doubled the downstream business by acquiring Shell’s distribution assets in Papua New Guinea.
     Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 38 countries and territories and total client assets of approximately $1.7 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management companies, with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.
     Pacific LNG is an investment vehicle, created and controlled by Clarion Finanz AG, to invest in emerging markets energy projects.

Contact Information:
InterOil Corporation
David Larson	Anesti Dermedgoglou
david.larson@interoil.com	anesti@interoil.com
+1 281 292 1800	+61 7 4046 4600

Merrill Lynch
Terez Hanhan
Terez_Hanhan@ml.com
+1 713 544 4085
PNG LNG Inc. News Release

Cautionary Statements — InterOil Corporation
This news release contains projections and other forward-looking statements within the meaning of United States and Canadian securities laws. These projections and statements reflect the company’s current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that these projections will be achieved and actual results could differ materially from those projected as a result of certain factors. Some of the factors which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: the ability of our refinery to operate at full capacity and to operate profitability; the success of our exploration activities; political, legal and economic risks related to our operations in Papua New Guinea; our ability to market refinery output; our dependence on exclusive relationships with our suppliers and customers; our ability to obtain necessary licenses; our ability to renew our petroleum licenses with the Papua New Guinea government; adverse weather, explosions, fires, natural disasters and other operating hazards, some of which may not be insured; the impact of competition; the enforceability of legal rights; the volatility of prices for crude oil and the volatility of the difference between our purchase price of oil feedstock and the sales price of our refined products; the uncertainty of our ability to attract capital; uninsured operations; covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and the risk factors discussed in our filings with the Securities and Exchange Commission, including but not limited to those in our Annual Report for the year ended December 31, 2006 on Form 40-F.
Any forward-looking statement speaks only as of the date on which such statement is made and the company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.
InterOil currently has no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Any information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not.
PNG LNG Inc. News Release

EXECUTION COPY
SHAREHOLDERS’ AGREEMENT
PNG LNG, INC.
by and among
INTEROIL LNG HOLDINGS, INC.,
PACIFIC LNG OPERATIONS LTD.,
MERRILL LYNCH PNG LNG CORP.,
- and -
PNG LNG, INC.
Dated as of
July 30, 2007

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	2

1.1 Certain Definitions	2
1.2 Other References	16
1.3 Governing Language	16

ARTICLE II PURPOSE OF HOLDCO	16

2.1 Holdco; Subsidiaries	16

ARTICLE III CAPITALIZATION OF PROJECT COMPANY GROUP	17

3.1 ***	17
3.2 ***	18
3.3 ***	19
3.4 ***	19

ARTICLE IV THE PROJECT	19

4.1 The Project	19
4.2 Development of the Phase I Facilities	21
4.3 Project-Related Approvals	21
4.4 Supply of Gas for the Project	22
4.5 Offtake of LNG Produced by the Project	23

ARTICLE V PROJECT FUNDING	23

5.1 Mandatory Funding During Development Phase	23
5.2 Funding of Project Development Costs and Long Lead Items	23
5.3 Final Investment Decision; Mandatory Funding During Construction Phase	24
5.4 Capital Calls	26
5.5 Failure to Meet Capital Call	26
5.6 Purchase of Contribution Deficit Amount	27
5.7 Default Buy-out	29
5.8 Emergency Shareholder Loans	30
5.9 Emergency Debt	31
5.10 Optional Funding During Operations Phase	32
5.11 General	33
5.12 ***	33
5.13 Status of Escrowed Class B Shares	34
5.14 Priority Purchase of Escrowed Class B Shares	34

ARTICLE VI GENERAL MEETINGS OF SHAREHOLDERS	34

6.1 General Meetings	34
6.2 Calling a General Meeting; Agenda; Unanimous Written Resolutions	34

***  Omitted Information

6.3 Meeting Chair; Secretary; Minutes	35
6.4 Quorum for General Meeting	35
6.5 Voting Generally; Proxies	35
6.6 Shareholders’ Resolutions	36
6.7 Applicability to Subsidiaries	36

ARTICLE VII BOARD OF DIRECTORS; SUBSIDIARY BOARDS	36

7.1 HoldCo Board Of Directors; Members of the Initial Board	36
7.2 Term and Vacancies	37
7.3 Removal of Directors and Alternate Directors	37
7.4 Meetings; Agenda; Unanimous Written Resolutions	37
7.5 Quorum; Alternate Directors; Minutes	38
7.6 Voting	39
7.7 Powers of the Board of Directors	39
7.8 Delegation	40
7.9 Board Committees	40
7.10 Execution of Documents	40
7.11 Remuneration	41
7.12 Subsidiary Boards of Directors	41
7.13 Applicability to Subsidiaries	42

ARTICLE VIII MANAGEMENT; EMPLOYEES AND SECONDEES	42

8.1 Management of HoldCo	42
8.2 Management of the Project Company	42
8.3 Duties and Responsibilities of Management of Project Company	43
8.4 Management of Subsidiaries	43
8.5 Employees	43
8.6 Secondees	43

ARTICLE IX BUDGETS	44

9.1 Development Budget	44
9.2 Construction Budget	44
9.3 Operating Budget	44
9.4 Expenditure in Excess of Budget	45

ARTICLE X FINANCIAL MATTERS; REPORTING AND INFORMATION	45

10.1 Accounting; Fiscal Year; Tax Information	45
10.2 Annual Financial Statements and Auditing	45
10.3 Inspections and Other Information	46
10.4 Development Reports	46
10.5 Construction Reports	46
10.6 Operations Reports	47
10.7 Project Company Group Funds	47
10.8 Tax Returns	47

10.9 Exchange of Information	47
10.10 Compliance by Subsidiaries	47
10.11 Taxes; Domicile	47

ARTICLE XI DIVIDENDS AND RESERVES	48

11.1 Distribution of Cash	48
11.2 Share Dividends	48
11.3 Reserves	48
11.4 Subsidiary Policies Concerning Dividends and Reserves	48

ARTICLE XII TRANSFERS AND ENCUMBRANCES OF SHARES; SPECIAL PURCHASE RIGHTS; RIGHT OF SHAREHOLDERS TO WITHDRAW	49

12.1 Restrictions on Share Transfers, Encumbrances and New Issues	49
12.2 Admission of New Shareholders	51
12.3 Preferential Purchase Rights	51
12.4 Tag-Along Rights	53
12.5 Special Purchase Rights in the Event of a Shareholder Change of Control	54
12.6 Special Purchase Rights in the Event of a Violation of Section 13.3(a)	55
12.7 Right of Shareholders to Withdraw Prior to Financial Investment Decision; Consequences of Withdrawal	56
12.8 Determination of Fair Market Value	58
12.9 Closing of Sales and Purchases of Shares	58
12.10 Disposition of Project Contracts	59
12.11 Amendment of Agreement	59
12.12 Escrowed Class B Shares	59

ARTICLE XIII OBLIGATIONS OF THE PARTIES	59

13.1 Compliance	59
13.2 Observance of Laws	59
13.3 Conduct Relative to Governmental Officials	60
13.4 Affiliate Transactions; Shareholder Conflicts of Interest	61
13.5 ***	61
13.6 Applicability to Subsidiaries	62
13.7 Agreement to File Notice of Agreement	62
13.8 Parent Company Guarantees	62

ARTICLE XIV REPRESENTATIONS AND WARRANTIES	63

ARTICLE XV LIABILITY OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY	64

15.1 Liability of Directors and Officers; Indemnification by HoldCo	64
15.2 Limitation of Liability	64
15.3 Specific Performance	65
15.4 Sovereign Immunity	65

***  Omitted Information

ARTICLE XVI CONFIDENTIALITY	65

16.1 Confidentiality; Confidential Information	65
16.2 Duration of Confidentiality Obligations	67
16.3 Publicity	67

ARTICLE XVII ASSIGNMENTS	67

17.1 Assignments	67
17.2 Permitted Assignments	68

ARTICLE XVIII GOVERNING LAW	68

ARTICLE XIX RESOLUTION OF DISPUTES	68

19.1 Exclusive Means for Resolving Disputes	68
19.2 Negotiation	68
19.3 Arbitration	69

ARTICLE XX MANAGEMENT DEADLOCK	70

20.1 Management Deadlock	70
20.2 Responsibility for Board Management Deadlock	70
20.3 Responsibility for Shareholder Deadlock	70

ARTICLE XXI TERM; DISSOLUTION AND WINDING UP	70

21.1 Term of Agreement; Survival of Provisions	70

ARTICLE XXII DEFAULTS	72

22.1 Defaults	72
22.2 Consequences	72

ARTICLE XXIII MISCELLANEOUS PROVISIONS	73

23.1 Notices	73
23.2 Change of Address for Notices	73
23.3 Expenses	73
23.4 Interest	73
23.5 Further Assurances	73
23.6 No Further Relationships	73
23.7 Conflict of Terms	74
23.8 Entire Agreement	74
23.9 Amendments	74
23.10 Waivers	74
23.11 No Third Party Beneficiaries	74
23.12 Severability	74
23.13 Counterparts	74

v

SCHEDULES

Schedule One	***
Schedule Two	Initial Members of the Board of Directors and Alternate Directors
Schedule Three	***
Schedule Three A	***
Schedule Four	***
Schedule Five	Form of Shareholder Loan Note (Section 5.6(d))
Schedule Six	Form of Note Pursuant to Sale by Defaulting Shareholder (Section 5.7(c))
Schedule Seven	Project Principles; Shareholders’ Phase I Responsibilities; Shareholder Project Committee

Appendix 7-1	Major Project Contracts
Appendix 7-2	***
Appendix 7-3	***
Appendix 7-4	Construction Report Requirements

Schedule Eight	Addresses for Notices (Section 23.1)

***  Omitted Information

SHAREHOLDERS’ AGREEMENT
PNG LNG, INC.
     This Shareholders’ Agreement (the “Agreement”), is entered into and effective as of July 30, 2007 (the “Effective Date”), by and among:
(1)	INTEROIL LNG HOLDINGS, INC., a corporation organized under the laws of The Bahamas (“IOC”);

(2)	MERRILL LYNCH PNG LNG CORP., a company organized under the laws of the Cayman Islands (“MLPLC”);

(3)	PACIFIC LNG OPERATIONS LTD, a corporation organized under the laws of the British Virgin Islands (“PacLNG”); and

(4)	PNG LNG, INC., a company organized under the laws of The Bahamas (“HoldCo”), each sometimes referred to individually herein as a “Party” and sometimes referred to collectively herein as the “Parties”.
RECITALS
     WHEREAS, pursuant to that certain Share Purchase Agreement dated as of July 30, 2007 (the “Share Purchase Agreement”), by and among IOC, PacLNG, MLPLC, and HoldCo:
     (a) as of the Effective Date, IOC, PacLNG and MLPLC are the sole shareholders of HoldCo (the “Initial Shareholders”), and own in the aggregate one hundred percent (100%) of the issued share capital of HoldCo; and
     (b) as of the Effective Date, HoldCo owns all of the issued share capital of Liquid Niugini Gas Ltd, a company organized under the laws of PNG (the “Project Company”); and
     WHEREAS, the primary purpose of the Project Company Group, is to develop, finance, construct, own, operate and maintain the Project; to sell the products produced thereby, and to conduct business activities incidental thereto; and
     WHEREAS, the Parties now desire to set forth herein the rights and obligations of the Shareholders of HoldCo and the terms and conditions governing their relationship as shareholders.
     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, and intending to be legally bound hereby, the Shareholders and HoldCo agree as follows:

ARTICLE I
DEFINITIONS
     1.1 Certain Definitions. In addition to any terms which are defined in the preamble or recitals above or in any other provision of this Agreement, the following words and phrases shall have the meanings ascribed to them below:
     “Act” means the International Business Companies Act, 2000.
     “Action or Proceeding” means any action, suit, legal proceeding, or arbitration proceeding (including any investigation of a Governmental Authority).
     “Additional Capital” has the meaning given in Section 5.4.
     “Additional Phases” has the meaning given in Section 4.1(e).
     “Affiliate” means, with respect to any Party, any other Person that directly or indirectly (a) controls such Party, (b) is controlled by such Party, or (c) is under common control with such Party, where “control”, “controlled by”, and other derivatives shall mean the direct or indirect ownership of fifty percent (50%) or more of the voting rights of a Person or the power to direct the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise; provided, however, that for purposes of this Agreement, HoldCo and its Subsidiaries shall not be considered to be the Affiliates of any Shareholder or any Shareholder’s Affiliates.
     “Agreement” has the meaning given in the Preamble.
     “Applicable Law” means, with respect to any Person, any statute, law (including common law), ordinance, regulation, rule, ruling, Order, binding arbitration award, Governmental Approval, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the Effective Date or thereafter and in each case as amended, that is applicable to such Person or its Affiliates or their respective assets.
     “Articles of Association” means the Articles of Association of HoldCo as in effect from time to time.
     “Bahamas” or “The Bahamas” means The Commonwealth of The Bahamas.
     “Bankruptcy Action” means any of the following actions with respect to the applicable Person: (a) the commencement by it of a voluntary proceeding under any bankruptcy, insolvency or other similar law (as now or hereafter in effect) of any jurisdiction, (b) the seeking by it of the appointment of a trustee, receiver, liquidator, custodian or other similar official over it or any substantial part of its property, (c) the consenting by it to any relief or to the appointment of or taking possession by any such official in any involuntary proceeding or other proceeding commenced against it, (d) the making by it of a general assignment for the benefit of creditors,

(e) the commencement against it of an involuntary proceeding under any bankruptcy, insolvency, or other similar law (as now or hereinafter in effect) of any jurisdiction, seeking liquidation, reorganization or other relief with respect to it or its debts or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official over it or any substantial part of its property, such involuntary case remaining un-dismissed or unstayed for a period of sixty (60) days, (f) an adjudication that it is bankrupt or insolvent, or the entry of an order for relief under applicable bankruptcy law, (g) the taking by it of any corporate action to authorize, or in furtherance of, any of the foregoing, or (h) the taking by it of any action under any other applicable laws which would result in a similar or equivalent outcome as set forth in sub-clauses (a) through (g).
     “Board of Directors” or “Board” means the board of directors of HoldCo.
     “Board Resolution” means a resolution duly adopted by the Board of Directors.
     “Budget” means any of the Development Budget, the Construction Budget, or the Operating Budget.
     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, are authorized or required by law to be closed.
     “Buy-out Price” has the meaning given in Section 5.7(a).
     “Buy-out Transaction” has the meaning given in Section 5.7(a).
     “Buy-out Transaction Notice” has the meaning given in Section 5.7(a).
     “Capital Call” has the meaning given in Section 5.4.
     “Capital Interest” means, with respect to each Shareholder, the Class B Shares held by such Shareholder and the Shareholder Loans made by such Shareholder.
     “Capital Surplus” means Ten Dollars (US$ 10.00) per Class B Share.
     “CD Purchase Amount” has the meaning given in Section 5.6(a).
     “CD Purchase Right” has the meaning given in Section 5.6(a).
     “CEO” has the meaning given in Section 8.2(a).
     “CFO” has the meaning given in Section 8.2(b).
     “Chairman” or “Chairman of the Board” means the member of the Board which is elected by Ordinary Board Resolution to serve as Chairman of the meetings of the Board of Directors.
     “Change Notice” has the meaning given in Section 12.5(a).
     “Change of Control” has the meaning given in Section 12.5(a).

     “Changed Circumstance” has the meaning given in Section 12.5(a).
     “Changed Shareholder” has the meaning given in Section 12.5(a).
     “Claims” means any and all claims, counterclaims, demands, disputes, controversies, Actions or Proceedings, arbitration awards, Orders, damages, penalties, fines, costs, liabilities, obligations, taxes, Encumbrances, losses, costs and expenses (including costs and expenses of investigation, court costs and reasonable attorneys’ fees) arising out of or relating to this Agreement, or the alleged breach hereof, or in any way relating to the subject matter of this Agreement or the relationship between or among the Parties which is created by this Agreement.
     “Class A Shareholder” means any registered holder of one or more Class A Shares.
     “Class A Shares” means the shares in the capital of HoldCo designated as Class A Shares, as described in Section 3.1(a).
     “Class B Shareholder” means any registered holder of one or more Class B Shares.
     “Class B Shares” means the shares in the capital of HoldCo designated as Class B Shares, as described in Section 3.1(a). For the avoidance of doubt, any reference to “Class B Shares” in this Agreement shall (i) include the Initial Shares, and (ii) not include any Escrowed Class B Shares, it being understood that any Escrowed Class B Shares shall only constitute Class B Shares for the purposes of this Agreement upon their release from escrow in accordance with the terms of the Escrow Agreement.
     “Closing Actions” means: (a) the taking by the applicable selling Shareholder(s) of all necessary or appropriate actions to Transfer the applicable Shares to the applicable purchasing Shareholder(s), with such selling Shareholder(s) warranting against all Encumbrances against such Shares, except for this Agreement and the Encumbrances provided for in Section 12.1(d); (b) the payment by such purchasing Shareholder(s) to such selling Shareholder(s) of the applicable purchase price in Dollars in immediately available funds; (c) the transfer to the purchasing Shareholder(s) of the selling Shareholder’s interest in any Shareholder Loans made by the selling Shareholder to HoldCo; (d) the entry of the purchasing Shareholder(s) into the register of members of HoldCo as holders of the relevant Shares and the issuance of share certificates to the purchasing Shareholder(s); and (e) the entry of the purchasing Shareholder(s) into any other necessary agreements.
     “Commercial Operations Date” means, with respect to the Phase I Facilities, the date of the completion of the loading of the third (3rd) shipment of LNG.
     “Competing Project” has the meaning given in Section 13.5(b).
     “Confidential Information” has the meaning given in Section 16.1(b).
     “Construction Budget” means the Budget for the Construction Phase, as adopted or amended by approval of the Board and as set forth in Section 9.2.

     “Construction Phase” means the period commencing with approval of the Final Investment Decision and ending upon the commencement of the Operations Phase.
     “Construction Plan” means the work plan and schedule for all activities to be undertaken by or on behalf of the Project Company Group in connection with the construction of the Phase I Facilities during the Construction Phase.
     “Contribution Amount” has the meaning given in Section 5.4.
     “Contribution Date” has the meaning given in Section 5.4.
     “Contribution Deficit Amount” has the meaning given in Section 5.5(a).
     “Contribution Obligation Percentage” means, for any Class B Shareholder or any holder of Escrowed Class B Shares, from time to time, the fraction (i) having as its numerator the aggregate number of Class B Shares issued in its name, plus the Escrowed Class B Shares held in its name and (ii) having as its denominator the total number of all Class B Shares plus the total number of all Escrowed Class B Shares.
     “Convention” has the meaning given in Section 12.6.
     “Cure Period” has the meaning given in Section 22.1.
     “Deadlock Unanimous Issue” has the meaning given in Schedule Three A.
     “Dedicated Reserves” has the meaning given in Section 4.4 (a).
     “Default” shall mean, with respect to a Shareholder, a breach by such Shareholder of any of its material obligations contained in this Agreement.
     “Defaulted Capital Interests” has the meaning given in Section 5.7(a).
     “Defaulting Shareholder” means any Shareholder with respect to which there exists a Default (including, without limitation, any Class B Shareholder with respect to which there is a Contribution Deficit Amount, or any unpaid interest with respect to a Contribution Deficit Amount).
     “Development Budget” means the Budget for the Development Phase, as adopted or amended by approval of the Board and as set forth in Section 9.1.
     “Development Phase” means the period from the Effective Date until the approval of the Final Investment Decision pursuant to Section 5.3(e).
     “Development Plan” means the work plan and schedule of activities to be undertaken by or on behalf of the Project Company Group in connection with the development of the Phase I Facilities during the Development Phase, including: the conduct and completion of studies; refining the scope of the Project; developing, financing, engineering, constructing, completing and commissioning the Project facilities and achieving the Commercial Operations Date;

procuring supplies of natural gas for the Project; marketing and sales of LNG and other products produced by the Project; obtaining Governmental Approvals for the Project, including the passage of any legislation which is necessary or desirable for the Project; obtaining tax incentives and tax holidays, relief from customs duties, and other similar benefits from the PNG Government for the Project, and negotiating and finalizing the Project Contracts and Financing Agreements.
     “Dispute” has the meaning given in Section 19.1.
     “Disputing Party” has the meaning given in Section 19.1.
     “Dollars” or “$” or “US$” means US Dollars.
     “Effective Date” has the meaning given in the Preamble.
     “Eligible Assignee” means any recognized financial institution which (i) prior to receiving the benefit of any Encumbrance over the Shares of any Shareholder, shall have undertaken in writing in form reasonably satisfactory to the other Shareholders to be bound by the terms and conditions of this Agreement to the extent such Encumbrance is enforced, and (ii) with respect to any Encumbrance over Class A Shares, is approved by each Class A Shareholder in its sole discretion, and with respect to any Encumbrance over Class B Shares, is approved by each Class A Shareholder (such approval not to be unreasonably withheld or delayed).
     “Emergency Shareholder Loan” has the meaning given in Section 5.8(a).
     “Emergency Shareholder Loan Notice” has the meaning given in Section 5.8(b).
     “Encumbrance” means a security interest, charge, lien, pledge, mortgage or similar encumbrance, and “Encumber” means the granting or creation of a security interest, charge, lien, pledge, mortgage or similar encumbrance.
     “Escrow Agent” means the Person, or any successor thereto, appointed as such in accordance with the terms and conditions of the Escrow Agreement.
     “Escrow Agreement” means the Escrow Agreement executed as of the date hereof by and among HoldCo, the Initial Shareholders and the Escrow Agent, in connection with the Escrowed Class B Shares.
     “Escrowed Class B Shares” has the meaning set forth in Section 3.1(h).
     “Exercise Notice” has the meaning given in Section 12.3(b).
     “Fair Market Value” means, with respect to any Shares, the value that would be obtained in an arm’s-length transaction between an informed and willing buyer under no compulsion to complete a transaction within any specific timeframe and an informed and willing seller under no compulsion to complete a transaction within any specific timeframe, as determined in accordance with Section 12.8.

     “FCPA” has the meaning given in Section 12.6.
     “FEED” has the meaning given in Section 5.3(c)(i).
     “FID Conditions” has the meaning given in Section 5.3(c).
     “FID Date” has the meaning given in Section 12.7(a).
     “FID Recommendation” has the meaning given in Section 5.3(d).
     “Final Investment Decision” has the meaning given in Section 5.3(d).
     “Financial Closing” means, in respect of the Phase I Facilities of the Project, the date upon which the Financing Agreements have been executed and delivered by all the parties thereto, all conditions precedent to the initial disbursement of the loans under the Financing Agreements have been satisfied (or waived) and funds have been committed which are (or are reasonably anticipated to be) sufficient for the achievement of the Commercial Operations Date.
     “Financing Agreement” means any of:
     (a) the Project Company Group’s agreements from time to time with Persons (other than the Shareholders and their respective Affiliates) for the making available to the Project Company Group (either directly or indirectly) of loans, credit facilities or other funds (other than by way of equity or quasi-equity participation) for the Project or any part thereof, and any refinancing or rearrangement of any of the foregoing; and
     (b) the security documents, direct agreements and other ancillary undertakings required pursuant to the agreements referred to in clause (a) above.
     “Financing Plan” means a plan to arrange and secure financing for the construction, commissioning and testing of the Project, and achievement of the Commercial Operations Date, on a limited recourse basis and which shall stipulate the aggregate financial commitments of all Class B Shareholders, their respective obligations and any credit support for the performance of the financial obligations of each Class B Shareholder, including a guarantee from its Ultimate Parent or another Affiliate of such Class B Shareholder which is reasonably acceptable to the other Class B Shareholders, or other security that is acceptable to the other Class B Shareholders, for the payment of such Class B Shareholder’s respective mandatory funding obligations during the Construction Phase; provided, however, that the requirement for such guarantee shall not apply to any Class B Shareholder which is an Ultimate Parent.
     “FMV Determination Request” has the meaning given in Section 12.8(b).
     “FOB” means “Free on Board”, as defined in the International Rules for the Interpretation of Trade Terms as published by the International Chamber of Commerce from time to time.
     “Fully Paid” means, notwithstanding the requirements of Bahamas law, for purposes of this Agreement, (i) the Initial Shares, and (ii) with respect to the other Class B Shares and

Escrowed Class B Shares, only those Class B Shares in respect of which both the Par Value and the Capital Surplus have been paid.
     “GAAP” means generally accepted accounting principles in the United States.
     “General Meeting” means any general meeting or unanimous written resolution of Shareholders of HoldCo, conducted pursuant to the terms of this Agreement, the Organizational Documents of HoldCo and the Act.
     “GM-Commercial” has the meaning given in Section 8.2(c).
     “GM-Projects” has the meaning set forth in Section 8.2(e).
     “GM-Technical” has the meaning given in Section 8.2(d).
     “Government Official” means any officer or employee of a Governmental Authority, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority, or for or on behalf of any such public international organization; the term also includes an employee of a government-owned or government-controlled commercial enterprise.
     “Governmental Approval” means all approvals, consents, notifications, concessions, incentives, sanctions, exemptions, acknowledgments, agreements, decisions, guarantees, permits, and authorizations of any Governmental Authority necessary to: (i) develop, design, engineer, procure, construct, commission, finance, own, operate, maintain, expand, modify, transfer, and de-commission the Project or any part thereof; (ii) import into PNG any goods, technology, supplies, equipment, machinery, materials or parts in connection with the Project; (iii) procure, transport and process supplies of natural gas for the Project; (iv) sell, transport pursuant to FOB product sales agreements and export products produced by the Project; (v) enable HoldCo and any Subsidiary to conduct its business; or (vi) enable the Parties to perform their obligations under this Agreement, any Project Contract or any Financing Agreement.
     “Governmental Authority” means, in respect of any country, any national, regional, state or local government and any subdivision (legislative, executive, judicial, administrative or other), agency, commission, court, authority, department, inspectorate, minister, ministry, quasi-governmental agency, or any official thereof acting in his or her official capacity (including any taxing authority, and port or maritime authority) or any group exercising de facto control or other rights customarily associated with that of a government.
     “GSPA” has the meaning given in Section 4.4 (a).
     “HOA” has the meaning given in Section 4.4 (a).
     “HoldCo” has the meaning given in the Preamble.
     “HoldCo Confidential Information” has the meaning given in Section 16.1(b).
     “ICC” has the meaning set forth in Section 19.3.

     “ICC Rules” has the meaning set forth in Section 19.3.
     “Indemnified Acts” has the meaning given in Section 15.1(a).
     “Independent Appraiser” has the meaning given in Section 12.8(a).
     “Initial IOC Shares” has the meaning given in Section 3.1(g).
     “Initial MLPLC Shares” has the meaning given in Section 3.1(g).
     “Initial PacLNG Shares” has the meaning given in Section 3.1(g).
     “Initial Shareholder” has the meaning given in the Recitals and refers to each of the Shareholders identified as such on Schedule One.
     “Initial Shares” means (i) with respect to IOC, the Initial IOC Shares, (ii) with respect to MLPLC, the Initial MLPLC Shares, (iii) with respect to PacLNG, the Initial PacLNG Shares, and (iv) with respect to all Initial Shareholders, the Initial IOC Shares, the Initial MLPLC Shares and the Initial PacLNG Shares, collectively.
     “Interested Party” means a Shareholder, or a member of a Shareholder’s Party Group, as to which a Shareholder Conflict of Interest applies.
     “IOC” has the meaning given in the Preamble.
     “IPI Agreement” has the meaning set forth in Section 13.4(b).
     “KBPs” has the meaning given in Section 4.4(a).
     “Lenders” means the Persons providing loans or credit under the Financing Agreements.
     “Lending Shareholder” has the meaning given in Section 5.8(b).
     “Liquidating Party” has the meaning given in Section 21.2(b).
     “LNG” means liquefied natural gas, which is natural gas in a liquid state.
     “LNGSPA” has the meaning set forth in Section 4.5.
     “Loan Note” means documentary evidence of a Shareholder Loan in the form of Schedule Five or such other form as may from time to time be determined by a Board Resolution.
     “LPG” shall have the meaning given in Section 4.1(d).
     “Major Contract” means a contract, agreement or series of contracts or agreements relating to a transaction between a member of the Project Company Group and any Person under which the annual exposure to or by the relevant Project Company Group member exceeds US$ 20,000,000.00 (twenty million Dollars) or the aggregate exposure to or by the relevant Project

Company Group member exceeds US$ 50,000,000.00 (fifty million Dollars), or the renewal, termination or cancellation of, or any contract, agreement or series of contracts or agreements in replacement of, any such contract, agreement or series of contracts or agreements.
     “Major Decision” has the meaning given in Schedule Four.
     “Major Project Contracts” means the agreements and contracts described in Appendix 7-1 of Schedule Seven.
     “Management Deadlock” has the meaning given in Section 20.1.
     “Material Governmental Approval” means any material Governmental Approval which may be required by Applicable Law, or deemed by HoldCo to be necessary or desirable, for the development, construction, financing, ownership, operation (including the purchase of feedstocks for the Project and sale of products produced by the Project), maintenance, repair, replacement or abandonment of the Project or any material aspect, including any: (i) pipeline licenses; (ii) petroleum processing licenses for any of the facilities licensed for the processing of hydrocarbons (including natural gas) in PNG; (iii) natural gas export licenses; (iv) environmental impact assessments and environmental permits; (v) agreements pertaining to fiscal or tax incentives or stability; (vi) registrations of leases and other rights to acquire or use land; (vii) approvals for the development of land or building utilities; or (viii) approvals under the PNG Investment Promotion Act of 1992.
     “Memorandum of Association” means the Memorandum of Association of HoldCo as in effect from time to time.
     “MLPLC” has the meaning given in the Preamble.
     “Negative FID” has the meaning given in Section 5.3(e).
     “NGL” means ethane, propane and butane.
     “Non-Deadlock Unanimous Issue” has the meaning given in Schedule Three A.
     “Notice of Default” has the meaning given in Section 22.1.
     “Notice of Proposed Transfer” has the meaning given in Section 12.4(b).
     “OECD” has the meaning given in Section 12.6.
     “Offer” means a bona fide written offer.
     “Offeree” means (i) with respect to Section 12.4, a Shareholder that is not a Transferring Shareholder, and (ii) with respect to Section 12.5, a Shareholder that is not subject to a Changed Circumstance.
     “Operating Budget” means, for any fiscal year during the Operations Phase, the Budget as adopted or amended by approval of the Board and as set forth in Section 9.3(a).

     “Operations Phase” means the period commencing on the Commercial Operations Date of the Phase I Facilities.
     “Order” means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each such case whether preliminary or final).
     “Ordinary Board Resolution” has the meaning given in Section 7.6(d).
     “Organizational Documents” means the duly authorized and effective constitutive documents of the relevant Person, including its memorandum or articles of association, articles of incorporation, bylaws, or any other similar documents required by Applicable Law in the jurisdiction in which such Person is organized (whether or not required to be filed with any Governmental Authority), for the establishment and continued existence of such Person, in each case as amended.
     “PacLNG” has the meaning given in the Preamble.
     “Papua New Guinea” or “PNG” means the Independent State of Papua New Guinea.
     “Par Value” has the meaning given in Section 3.1(a).
     “Parent Company Guarantee” shall mean, as applicable, (i) that certain guaranty issued by InterOil Corporation in respect of the obligations of IOC, or (ii) that certain guaranty issued by Merrill Lynch & Co., Inc. in respect of the obligations of MLPLC, in each case, under this Agreement and dated as of the date hereof.
     “Participate” with respect to a Competing Project has the meaning given in Section 13.5(b).
     “Participating Shareholder” has the meaning given in Section 5.10(c).
     “Party” has the meaning given in the Preamble.
     “Party Group” means, in respect of each Party, such Party and its Affiliates, and the Representatives of any of them.
     “Person” means any natural person, corporation, company, partnership (general or limited), limited liability company, business trust, or other entity or association, including any Governmental Authority.
     “Phase I Facilities” means the following facilities and all related equipment and infrastructure (but not including Phase II Facilities or any other Additional Phase) to be constructed in PNG by or on behalf of, and owned by, the Project Company or another Subsidiary:
          (a) a pipeline to deliver raw gas from the relevant natural gas gathering system to the LNG Facility for export only (the “Raw Gas Pipeline”);

          (b) subject to Section 4.1(b), one (1) or two (2) natural gas liquefaction, storage and export trains (“LNG Facility”) each having an annual nameplate production capacity of approximately three and one half (3 1/2) to four and one half (4 1/2) million tons per annum of LNG and associated facilities and, collectively, having an aggregate annual nameplate production capacity of approximately seven (7) to nine (9) million tons per annum of LNG and associated facilities, and an NGL extraction and fractionation plant and related facilities, including NGL storage and export facilities, plus associated facilities with sufficient capacity to process all of the raw gas required by the LNG Facility (the “NGL Facility”), in each case, anticipated to be located at or near Napa Napa, National Capital District, PNG;
          (c) related infrastructure, e.g., tankage, modification to existing refinery jetty, and other facilities to export the LNG; and
          (d) all facilities, equipment and other personal property and real property rights related thereto, in each case, as agreed to in the FEED and approved by Unanimous Board Resolution.
     “Phase II Facilities” means any new facilities, in addition to the Phase I Facilities, that are developed by HoldCo alone or in conjunction with any other interested Persons for the continued development of natural gas resources in Papua New Guinea.
     “PNG Government” means the government of Papua New Guinea.
     “Positive FID” has the meaning given in Section 5.3(e).
     “Potential Acquirer” has the meaning given in Section 12.3(b).
     “PPL” has the meaning given in Section 4.4(b).
     “Pro Rata” means as follows:
          (i) by each of MLPLC and PacLNG on a 50:50 basis until the earlier of (x) the admission of a Strategic Investor pursuant to Section 12.1(b) and thereafter as provided in clause (ii) of this definition and (y) such time as either of MLPLC or PacLNG, as the case may be, holds 10,000,000 Fully Paid Class B Shares, and, following such time as either MLPLC or PacLNG holds 10,000,000 such shares, 100% by the other until it holds 10,000,000 of such shares, and thereafter as provided in clause (iii) of this definition; and
          (ii) following the admission of any Strategic Investor pursuant to Section 12.1(b), either (x) by each Shareholder (other than IOC) pro rata in proportion to its respective Contribution Obligation Percentage (computed without giving effect to any Fully Paid Class B Shares or Escrowed Class B Shares held by IOC and, from and after such time as any other Shareholder satisfies subclause (A), (B) or (C) of this subsection (ii)(x), without giving effect to any Fully Paid Class B Shares or Escrowed Class B Shares held by any such other Shareholder), until the earliest of (A) such time as to any such Shareholder, the fraction, having as its numerator the number of Fully Paid Class B Shares held by such Shareholder, and having as its denominator the total number of all Fully Paid Class B Shares held by all Shareholders (including IOC), shall equal or exceed the respective Contribution Obligation Percentage of such Shareholder, and thereafter by each other Shareholder until it satisfies such test in a similar fashion, (B) such Shareholder holds 10,000,000 Fully Paid Class B Shares, and thereafter by each other Shareholder until it satisfies such test in a similar fashion, or (C) all Shareholders other than IOC hold in the aggregate 20,000,000 Fully Paid Class B Shares (excluding any Class B Shares transferred to such Shareholder that were held by IOC as of the date hereof or were Escrowed Class B Shares issued in IOC’s name as of the date hereof), and thereafter in the case of each of (A), (B), and (C) as provided in clause (iii) of this definition, or (y) in such other manner as shall be determined by Shareholders’ Resolution; and
          (iii) following the application of subsection (i)(y) or subsection (ii)(x) of this definition, by each Shareholder in accordance with its Contribution Obligation Percentage.
     “Project” means the design, engineering, development, financing, construction, commissioning, testing, ownership, operation, maintenance, and de-commissioning of the Phase I Facilities by the Project Company (or another Subsidiary, as applicable), and any Additional Phases which are carried out by a Subsidiary, the sale and marketing of products produced thereby, and the carrying out of business activities in relation thereto.
     “Project Company” has the meaning given in the Recitals.
     “Project Company Board” means the board of directors of the Project Company.
     “Project Company Group” means HoldCo, the Project Company, and any other Subsidiaries.
     “Project Company Share” means an equity share in the Project Company which (except as the context may otherwise require) at any time and from time to time is issued and outstanding.
     “Project Company Shareholders’ Agreement” means the Shareholders’ Agreement to be entered into among HoldCo, the Project Company and any other Persons who may acquire Project Company Shares in the future.
     “Project Contract” means any contract or agreement (other than the Financing Agreements) between the Project Company or any other Subsidiary and a third Person (including a Shareholder or Affiliate of a Shareholder) in connection with the Project or any aspect thereof.
     “Purchase Contract” has the meaning given in Section 12.4(a).
     “Purchasing Shareholder” has the meaning given in Section 12.3(b).
     “Recipient” has the meaning given in Section 16.1(a).

     “Representatives” means, in relation to any Person, its Affiliates and the directors, officers, employees, agents and advisors (including financial advisors, attorneys and accountants) of such Person or any of its Affiliates and “Representative” means any one of them.
     “Share” means an equity share in HoldCo which (except as the context may otherwise require) at any time and from time to time is issued and outstanding, and includes the Class A Shares and the Class B Shares.
     “Share Purchase Agreement” has the meaning given in the Recitals.
     “Shareholder” means any registered owner of one or more Shares.
     “Shareholder Buy-out Amount” has the meaning given in Section 5.7(b).
     “Shareholder Confidential Information” has the meaning given in Section 16.1(b).
     “Shareholder Conflict of Interest” means any matter, action and/or decision concerning or related to:
     (a) any Claim, Action or Proceeding (whether threatened or pending, and including without limitation any discussions relating to the initiation, pursuit, commencement, enforcement, compromise or settlement of any legal or other proceedings) by a member of the Project Company Group against any Shareholder or a member of the Shareholder’s Party Group;
     (b) any Claim, Action or Proceeding (whether threatened or pending) by a Shareholder or any member of a Shareholder’s Party Group against a member of the Project Company Group, or
     (c) a contract or agreement, either existing or proposed, between one or more members of the Project Company Group and any Shareholder or any member of a Shareholder’s Party Group, including decisions regarding: the entry into such agreement; the amendment or modification of such agreement; compensation to be paid thereunder; the interpretation or enforcement thereof; the waiver of any default or resolution of any claim thereunder; the exercise of any remedies, or the termination or cancellation thereof.
     “Shareholder Loan” means any loan by a Shareholder to HoldCo, as evidenced by a Loan Note, pursuant to Article V.
     “Shareholder Phase I Responsibilities” has the meaning given in Section 4.2 (b).
     “Shareholder Project Committee” has the meaning given in Section 4.2 (c).
     “Shareholders’ Resolution” has the meaning given in Section 6.6.
     “Shortfall Amount” has the meaning given in Section 5.10(c).

     “Specified Number” shall mean, as applicable, (i) all directors, in the event that the Board of Directors consists of less than five (5) directors (ii) four (4) out of five (5) directors, in the event that the Board of Directors consists of five (5) directors, (iii) four (4) out of six (6) directors, in the event that the Board of Directors consists of six (6) directors, or (iv) five (5) out of seven (7) directors, in the event that the Board of Directors consists of seven (7) directors.
     “Specified Rate” means, for any period for which interest is to be calculated, a rate of interest per annum for each day during that period equal to the lesser of (a) 3.25% per annum over the three-month London Interbank Offered Rate for Dollars quoted in The Wall Street Journal for that day (or if not published that day, the next day on which it is published), or if a range is quoted, the midpoint of that range, or (b) the maximum allowable interest rate permitted under Applicable Law.
     “Strategic Investor” and “Strategic Investors” have the respective meanings given in the proviso to Section 12.1(b).
     “Subject Interests” has the meaning given in Section 12.3(b).
     “Subsidiary” means the Project Company or any other Person (other than a natural person) in which HoldCo, directly or indirectly through one or more Subsidiaries, owns at least a majority equity interest.
     “Subsidiary Boards” means the Project Company Board and the board of directors or the equivalent of any other Subsidiary.
     “Subsidiary Shareholders” means, with respect to a Subsidiary, HoldCo and any other Persons owning partnership interests, shares or membership interests of such Subsidiary, as applicable.
     “Supermajority Board Resolution” has the meaning given in 7.6(c).
     “Tag-Along Notice” has the meaning given in Section 12.4(c).
     “Tag-Along Sale” has the meaning given in Section 12.4(b).
     “Transfer” means to sell, transfer (including any transfer of an economic interest), assign or otherwise dispose of, or the act of doing any of the foregoing, but not the act of granting or imposing an Encumbrance.
     “Transfer Notice” has the meaning given in Section 12.3(b).
     “Transferring Shareholder” has the meaning given in Section 12.3(b).
     “Ultimate Parent” means the Affiliate of the applicable Shareholder that controls, directly or indirectly, such Shareholder and all of such Shareholder’s other Affiliates. The Ultimate Parent of each Initial Shareholder as of the date hereof is listed in Schedule One and, for any new Shareholder, will be identified at the time of the admission of such Shareholder.

     “Unacquired Contribution Deficit Amount” has the meaning in Section 5.6(c).
     “Unanimous Board Resolution” has the meaning given in Section 7.6(b).
     “Unanimous Decisions” has the meaning given in Schedule Three A.
     “United States” or “US” means the United States of America.
     “Voting Percentage” of any Class A Shareholder means at the time in question the ratio (expressed as a percentage) that the number of Class A Shares that such Class A Shareholder then owns bears to the then-total number of issued Class A Shares.
     “Willful Misconduct” means any wilful act or omission of a Person (including the intentional breach of this Agreement) which is intended to cause, or is in reckless disregard of or wanton indifference to, the consequences such act or omission would have on the rights, business, operations, property, health or safety of another Person.
     “Withdrawal Notice” has the meaning given in Section 12.7(a).
     “Withdrawing Shareholder” has the meaning given in Section 12.7(a).
     1.2 Other References. Unless otherwise provided, all references to “Articles” and “Sections” are to Articles and Sections of this Agreement, and all references to “Schedules” are to Schedules attached to this Agreement, each of which is made a part of this Agreement for all purposes. References to any gender include the other if applicable in the context. Terms defined in the singular shall have the corresponding meaning when used in the plural and vice versa. All uses of “include” or “including” mean without limitation. References to a law, rule, regulation, contract, agreement or other document mean that law, rule, regulation, contract, agreement or document as amended, modified or supplemented from time to time, if applicable. References to any Person include such Person’s successors and permitted assigns.
     1.3 Governing Language. The governing language of this Agreement shall be the English language. Except as otherwise required by Applicable Law, all notices, correspondence, information, literature, reports, data, manuals, procedures and other documents required under this Agreement shall be in the English language.
ARTICLE II
PURPOSE OF HOLDCO
     2.1 Holdco; Subsidiaries.
          (a) The primary purpose of HoldCo shall be to own, directly or indirectly, equity interests in the Project Company and any other Subsidiaries, and to carry out any lawful activities in connection therewith, as determined by the Shareholders and permitted by Applicable Law and this Agreement. Subject to Section 4.1, HoldCo, through the Project Company and any other Subsidiaries, will be the principal vehicle of the Shareholders and their

Affiliates for developing, implementing, owning and operating the Phase I Facilities, and may also carry out Additional Phases.
          (b) HoldCo may establish one or more additional Subsidiaries in PNG or other jurisdiction(s) for the purpose of carrying out the Project, including any Additional Phases, which will be structured in a manner that is designed to lawfully minimize adverse tax impacts on the Shareholders. The Organizational Documents of each Subsidiary will generally conform to the terms and conditions of this Agreement.
ARTICLE III
CAPITALIZATION OF PROJECT COMPANY GROUP
     3.1 Initial Share Capital of HoldCo; Share Issuance.
          (a) The initial authorized share capital of HoldCo shall consist of: (i) voting non-participating Class A Shares each having a nominal value of One Dollar (US$ 1.00); and (ii) participating non-voting Class B Shares each having a par value of One Hundredth of One Cent (US$ 0.0001) (“Par Value”). The initial authorized share capital is set out in Schedule One.
          (b) Each Escrowed Class B Share shall only be released from escrow under the terms of the Escrow Agreement when the Capital Surplus in respect thereof has been paid by the relevant Initial Shareholder. In addition, on and after the date hereof, any Class B Shares which are not Escrowed Class B Shares shall be issued only when the purchaser has Fully Paid for any such Class B Share.
          (c) The Class A Shares shall each have the voting rights, rights to appoint directors to the Board and convene General Meetings, as more particularly described in the Memorandum and Articles of Association and in this Agreement. However, the Class A Shareholders shall have no rights to dividends or other distributions and no rights to participate in the proceeds of the winding up of HoldCo.
          (d) On the Effective Date, the Class A Shares issued to the Initial Shareholders shall be as follows and as more fully described in Schedule One:

(i)	IOC	è	Two (2) Class A Shares
(ii)	MLPLC	è	Two (2) Class A Shares
(iii)	PacLNG	è	One (1) Class A Share
          (e) The Class B Shares shall each have the same rights to dividends and other distribution payments as well as participation in the proceeds of a winding up of HoldCo. However, the Class B Shareholders shall not have any voting rights and shall not have any rights to appoint directors to the Board.
          (f) Without giving effect to the admission of any Strategic Investor(s) into HoldCo, the intended ownership of Class B Shares as a result of the funding obligations specified in Sections 5.1 and 5.2 (and subject to the other terms of this Agreement) would be as follows:

(i)	IOC	33 1/3%
(ii)	MLPLC	33 1/3%
(iii)	PacLNG	33 1/3%
***
          (h) On the Effective Date, HoldCo shall deposit a total of Twenty-eight Million, Eight Hundred Thousand (28,800,000) Class B Shares for the account of each of IOC, MLPLC and PacLNG less (i) in the case of IOC, the Initial IOC Shares, (ii) in the case of MLPLC, the Initial MLPLC Shares, and (iii) in the case of PacLNG, the Initial PacLNG Shares, in each case, with the Escrow Agent (the “Escrowed Class B Shares”) as provided in Section 5.4(b).
          (i) As of the Effective Date, HoldCo is the sole owner of the Project Company Shares. At such time, if any, that PNG or any instrumentality thereof elects to purchase Project Company Shares, HoldCo shall exercise its rights as the sole shareholder of the Project Company to cause the Project Company to issue Project Company Shares to PNG (and shall cause the Project Company to have allocated the necessary Project Company Shares for such issuance), such that following such transaction, PNG will own up to ten percent (10%) of the issued and outstanding Project Company Shares at a price and on terms and conditions to be approved by Unanimous Board Resolution.
          (j) Following the Effective Date, the Initial Shareholders shall negotiate in good faith with respect to certain costs and expenses incurred by MLPLC and PacLNG prior to the Effective Date and as to whether such costs and expenses were incurred for the benefit of HoldCo or the Project and, in the event that the Initial Shareholders unanimously agree that all or a portion of such costs and expenses were so incurred for the benefit of HoldCo or the Project, the Initial Shareholders shall take such steps as may be necessary (including implementing the necessary amendments to the Escrow Agreement) to cause Escrowed Class B Shares reflecting such agreed costs and expenses to be released out of escrow as Fully Paid Class B Shares to MLPLC and/or PacLNG, as appropriate, without the need for any further cash payment of the Capital Surplus for such Class B Shares.
     3.2 Changes in Share Capital; New Classes of Shares. Other than as specifically permitted in this Section 3.2:
          (a) Any change in the Share capital of HoldCo, including any issuance of new or additional Shares (other than pursuant to a Capital Call under Section 5.4), change in rights of an existing class of Shares, or reduction of Share capital, shall require approval by a Unanimous Board Resolution and a Shareholders’ Resolution, except for the issuance of new Shares by HoldCo to a replacement Shareholder in the event that all the Shares of a Withdrawing Shareholder are not acquired by the non-Withdrawing Shareholders pursuant to Section 12.7.

***  Omitted Information

          (b) HoldCo shall not issue any other classes of Shares, other than the Class A Shares and the Class B Shares.
          (c) Any change in the share capital of any member of the Project Company Group, including any issuance of new or additional shares or classes of shares, change in rights of an existing class of shares, or reduction of share capital, shall require approval by Unanimous Board Resolution and any formation of a new member of the Project Company Group shall require approval by Supermajority Board Resolution; provided, however, that the formation of a new member of the Project Company Group shall require only approval by Ordinary Board Resolution if such new member will or may reasonably be expected to hold assets or contractual rights or obligations not exceeding Twenty Million Dollars (U.S.$ 20,000,000.00) in the aggregate.
     3.3 Class B Subscription Rights. Upon any issuance of additional Class B Shares of HoldCo (for the avoidance of doubt, other than in connection with the release of Escrowed Class B Shares), each Class B Shareholder shall have the right (but not the obligation unless (a) with respect to all Class B Shareholders, such issuance is pursuant to Section 5.4 and (b) with respect to IOC, the aggregate equity contributions made by each of the Class B Shareholders (after giving effect to any contribution relating to the Initial Shares) shall have been contributed by each Class B Shareholder in proportion to their respective Contribution Obligation Percentages) to subscribe for any Class B Shares, options, warrants or other instruments convertible into Class B Shares so issued, in proportion to its Contribution Obligation Percentage. Subject to the provisions of Article V expressly applicable to any issuance of Class B Shares during the Development Phase or the Construction Phase, if any Class B Shareholder fails to subscribe or pay for the Class B Shares to which it is entitled, the other Class B Shareholders may take up the unsubscribed or unpaid portion in proportion to their respective Contribution Obligation Percentages (or such other amount as the subscribing Class B Shareholders may agree). For the avoidance of doubt, the issuances of Class B Shares referred to in this Section 3.3 shall include, without limitation, the creation or issuance of options or warrants for Class B Shares and other instruments convertible into equity.
     3.4 Minimum Capital Requirements. The Class A Shareholders will ensure that the Project Company Group at all times have an authorized minimum capital sufficient to ensure compliance by each such company with Applicable Laws.
ARTICLE IV
THE PROJECT
     4.1 The Project
          (a) The Project will consist of the Phase I Facilities and any Additional Phases in which the Board determines, pursuant to Section 4.1(e), that HoldCo will participate. The Project Company will develop and own the Phase I Facilities, and may also carry out Additional Phases if approved by the Board. The Project Company will operate and maintain the Phase I

Facilities and will purchase raw natural gas as feedstock for the Phase I Facilities from producers in Papua New Guinea (including from Shareholders) and sell LNG and NGL directly to consumers or wholesale purchasers (including Shareholders), all on an arms-length basis. Notwithstanding the foregoing, the Board may approve the establishment of another Subsidiary for the purpose of developing, owning, operating and/or maintaining any portion of the Phase I Facilities; provided, however, that in the event any such Subsidiary will or may reasonably be expected to hold assets or contractual rights or obligations exceeding in the aggregate Twenty Million Dollars (U.S.$ 20,000,000.00), such approval shall be made only pursuant to Supermajority Board Resolution. Principles regarding the development and construction of the Phase I Facilities and the Parties’ preliminary agreements concerning the Shareholders’ roles in respect of the Phase I Facilities and the responsibilities of the Shareholder Project Committee are set forth in Schedule Seven.
          (b) The Shareholders currently anticipate that the Phase I Facilities will comprise two (2) liquefaction trains. In the event that available quantities of natural gas are not sufficient to warrant the construction of two (2) liquefaction trains at this initial stage or if, for any other reason, two (2) liquefaction trains cannot be constructed at the initial stage of the Project, the Shareholders hereby agree that, to the extent possible, the design of the initial Phase I Facilities, including the first (1st) of the two (2) liquefaction trains, shall be engineered taking into account the future development and construction of the second (2nd) liquefaction train. For the avoidance of doubt, the construction of a second (2nd) liquefaction train is an expansion of the Phase I Facilities and shall not be construed as an Additional Phase of the Project.
          (c) Notwithstanding the foregoing (and no provision to the contrary shall be included in the GSPA), the Shareholders agree that all condensates derived from gas from the Elk field shall at all times belong to IOC and its working interest partners and shall, from time to time, be transported and processed using the Phase I Facilities utilizing an arm’s-length tolling arrangement based on incremental costs.
          (d) IOC shall have an option to offtake, at any time, all liquefied petroleum gas (C3 and C4 ) (“LPG”) that is produced by the Project for domestic use in PNG. If IOC exercises such option, IOC shall pay for the LPG at an export-parity price.
          (e) “Additional Phases” means the Phase II Facilities and any additional phases of the Project, such as additional liquefaction trains or an expansion of the capacity of any of the Phase II Facilities beyond initial capacity, plus any other ancillary works and developments which are necessary or desirable, subject to obtaining any Lender approvals and Governmental Approvals. The Board will determine whether HoldCo will participate in funding any Additional Phases, either by way of acquiring equity capital (or additional equity capital) in the relevant Subsidiary, or by means of a shareholder loan to the relevant Subsidiary. The decision to proceed with an Additional Phase shall require a Shareholders’ Resolution.
          (f) The Project Company shall be entitled to consideration for the use of Phase I Facilities for purposes of any Additional Phase, such consideration to be on commercially reasonable terms and may take the form of a fee for gas processed in the Phase II Facilities, an equity stake in the Phase II Facilities, marketing rights for gas, or other compensation. The Project Company shall be the operator of any facilities that utilize the Phase I Facilities.
     4.2 Development of the Phase I Facilities
          (a) The Project Company will have primary responsibility for the successful development and execution of the Phase I Facilities and all related aspects of the Project, including hiring and management of employees and contractors; developing and executing Project plans; arranging debt financing and Governmental Approvals for the Phase I Facilities (or relevant portions thereof); supervising the engineering and construction of the Phase I Facilities; purchasing gas; and the marketing and sale of products produced by the Phase I Facilities.
          (b) HoldCo will assist the Project Company in developing and implementing the Phase I Facilities, and the Shareholders will perform the duties and responsibilities (“Shareholder Phase I Responsibilities”) assigned to them in Paragraph 2 of Schedule Seven. The failure by a Shareholder to fulfil any such Shareholder Phase I Responsibilities shall not constitute a “Default” under this Agreement; provided, however, that to the extent any such Shareholder Phase I Responsibilities have been embodied in any Project Contract or Financing Agreement, then the terms and conditions of such Project Contract or Financing Agreement shall govern such failure.
          (c) In addition to carrying out their respective Shareholder Phase I Responsibilities, during the Development Phase and from time to time during the Operations Phase, each Shareholder shall make available at least one (1) of its senior employees with suitable experience to serve on a committee (the “Shareholder Project Committee”) which shall coordinate its activities with the Project Company Board and shall provide assistance to the Project Company Board and management in connection with the Project, and generally perform the roles and responsibilities described in Paragraph 3 of Schedule Seven. The chairman of the Shareholder Project Committee shall be the Chairman of the Board, and the provisions of Section 7.9 (other than in respect of the appointment of the committee chairman) shall generally apply to the Shareholder Project Committee. The Shareholder Project Committee may delegate any of its responsibilities to one or more subcommittees consisting of one or more members of the Shareholder Project Committee and/or other Representatives of the Shareholders; provided that each Shareholder shall have the right to appoint one (1) member of each such subcommittee.
          (d) Each Shareholder shall be responsible for (i) all salaries and benefits of the personnel of such Shareholder or its Affiliates participating as members of the Shareholder Project Committee, any subcommittee of the Shareholder Project Committee, or except as provided in a Project Contract, otherwise performing any other work related to development of the Project, and (ii) all expenses associated with the participation of such Persons on the Shareholder Project Committee or subcommittee, including for travel, living expenses, visas or work permits, postage, courier services, communications and other costs and expenses.
     4.3 Project-Related Approvals. In addition to any other approvals required herein by the Board of Directors, approval by Supermajority Board Resolution shall be required for:

          (a) the Development Plan, Construction Plan and any modifications thereof;
          (b) the schedules for development and construction of the Project, and any material changes to such schedules;
          (c) the approval of Project financial projections, information memoranda, and applications to potential Lenders; and
          (d) Material Governmental Approvals relating to HoldCo or the Project Company.
     4.4 Supply of Gas for the Project.
          (a) IOC has agreed on a set of key business principles with HoldCo (the “KBPs”) relating to (i) the dedication, to the Project Company and any other Subsidiaries, of natural gas production from certain reserves and resources in Papua New Guinea which IOC and/or its Affiliates have been granted the right, by the PNG Government, to develop and exploit, as such reserves and resources for two (2) trains of LNG are described more fully in the KBPs (the “Dedicated Reserves”), and (ii) the commitment of IOC and/or its Affiliates to negotiate in good faith with the Project Company in order to finalize and enter into a gas supply and purchase agreement (“GSPA”) for the sale by IOC and/or its Affiliates, and the purchase by the Project Company for the Phase I Facilities (or any other Subsidiary), of natural gas produced from the Dedicated Reserves. The KBPs for the GSPA are set forth on Appendix 7-2 of Schedule Seven and shall be developed into a full heads of agreement (“HOA”) by the Shareholders no later than the start of the FEED for the Phase I Facilities. The HOA shall stipulate, inter alia, the duration of the GSPA and the price at which IOC shall supply gas to the Project Company.
          (b) In consideration of the contributions of MLPLC and PacLNG to HoldCo for the purpose of developing the Project, and in order to ensure an adequate supply of natural gas for a period set out in the KBPs for the Phase I Facilities, IOC hereby grants to and reserves on behalf of HoldCo (including the Project Company or any other Subsidiary designated by HoldCo), a right of first offer, to purchase, as part of the terms and conditions to be set forth in the GSPA, all gas production from interests which IOC or any of its Affiliates now have or hereafter acquire (whether such interests are held individually or jointly with others) in natural gas reserves and resources located in Papua New Guinea (limited to reserves and resources covered by Petroleum Prospecting License (“PPL”) 238, consisting of the Elk and Antelope structures), before such production is offered to any third Person or is utilized for any purposes (other than field operations) by IOC or its Affiliate. No later than ninety (90) days after any such reserves and resources are determined by IOC to be sufficient for two (2) trains of LNG, IOC shall, by written notice to HoldCo, provide a written report to HoldCo which identifies such reserves and resources, together with all supporting data and information as may be reasonably requested by HoldCo (including, if available, certified reserves reports and resources data and the anticipated date of first deliveries) to allow HoldCo to evaluate the reserves, the resources and deliverability. HoldCo shall have a period of ninety (90) days after receiving such notice, information, and all other information reasonably requested by HoldCo, to notify IOC whether the Project Company or another Subsidiary will accept a dedication of such reserves and resources for the Phase I Facilities and enter into the GSPA with IOC or its Affiliate in respect thereof. If HoldCo, pursuant to a Unanimous Board Resolution as a Deadlock Unanimous Issue, notifies IOC within such 90-day period that the Project Company or such other Subsidiary will accept such reserves and resources, then IOC (or any applicable Affiliate) shall negotiate in good faith with the Project Company or such other Subsidiary to conclude the GSPA. If HoldCo does not notify IOC within such 90-day period that the Project Company or such other Subsidiary will accept such reserves and resources, IOC or its Affiliate shall be free to engage in negotiations with third Persons for the supply of gas from the relevant reserves and resources; provided that the terms and conditions of supply which are offered to any such third Person are no more favorable to the third Person than the terms and conditions last offered by IOC or its Affiliate to the Project Company or such other Subsidiary. Neither IOC nor its Affiliate shall enter into, or offer to enter into, any agreement or other binding contractual commitment with any third Person which is in derogation of HoldCo’s rights under this Section 4.4(b).
     4.5 Offtake of LNG Produced by the Project. MLPLC has agreed on a set of KBPs with HoldCo relating to (i) the offtake, marketing and sale of all LNG produced by the Project, FOB Seller’s port, and (ii) the commitment of MLPLC to negotiate in good faith with the Project Company in order to finalize and enter into an LNG supply and purchase agreement (“LNGSPA”) for the sale by the Project Company to MLPLC, and offtake by MLPLC, of all LNG produced from the Project (other than with respect to LPG which is subject to Section 4.1(d)). The KBPs for the LNGSPA are set forth on Appendix 7-3 of Schedule Seven and shall be developed into a HOA by the Shareholders no later than the start of the FEED for the Phase I Facilities. The HOA shall stipulate, inter alia, the term of the LNGSPA and the pricing basis on which MLPLC shall purchase and offtake the LNG produced by the Project Company.
ARTICLE V
PROJECT FUNDING
     5.1 Mandatory Funding During Development Phase.
          (a) During the Development Phase, the Class B Shareholders shall be required to provide funds necessary to finance development of the Project, as and to the extent provided in the Development Budget, by way of additional equity contributions. Such funds shall be paid to HoldCo on a quarterly basis, at least ten (10) Business Days prior to the beginning of the quarter, or otherwise, pursuant to Capital Calls issued in accordance with Section 5.4. Each Class B Shareholder will be required to participate in such additional equity contributions Pro Rata.
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     5.2 Funding of Project Development Costs and Long Lead Items. All Class B Shareholders shall be required to comply Pro Rata with any Capital Calls determined by the Board of Directors as a Non-Deadlock Unanimous Issue to fund (i) the Project Company’s

***  Omitted Information

purchase of long lead items necessary for the construction of the Project prior to the Final Investment Decision, or (ii) any amount of Project development costs in excess of the maximum amount specified in Section 5.1(b). Each of the Class B Shareholders shall be required to fund its Pro Rata portion of such Capital Calls, subject to the default provisions of this Agreement.
     5.3 Final Investment Decision; Mandatory Funding During Construction Phase.
          (a) The decision to proceed with the construction and execution of the Phase I Facilities shall be contingent upon the approval, by Shareholders’ Resolution, of the FID Recommendation. HoldCo and the Project Company shall regularly notify the Board concerning the status of the FID Conditions.
          (b) The decision, if applicable pursuant to Section 4.1(b), to proceed with the addition of a second (2nd) liquefaction train shall be contingent upon the approval, by Shareholders’ Resolution, of the FID Recommendation with respect to such train. The terms and conditions of the FID Recommendation with respect to the initial Phase I Facilities set out in this Section 5.3 and other relevant provisions of this Agreement shall apply, mutatis mutandis, to the FID Recommendation with respect to such train.
          (c) The following shall constitute the “FID Conditions”:
     (i) conclusion of front end engineering and design (“FEED”) for the Phase I Facilities satisfactory to the Board;
     (ii) execution by the Project Company and any other relevant Subsidiary(ies) and the relevant counterparties of the Major Project Contracts identified in Appendix 7-1 of Schedule Seven, subject to satisfaction of any conditions precedent set forth therein;
     (iii) approval of the Construction Plan and Construction Budget;
     (iv) approval of the Financing Plan; and
     (v) receipt of each Material Governmental Approval then required for the Project by HoldCo or the Project Company which, in form and substance, is acceptable to the Board.
          (d) A meeting or meetings of the Board shall be called in order to consider a resolution recommending to the Shareholders that each of the FID Conditions has been satisfied or should otherwise be waived (the “FID Recommendation”). Each director shall be provided all relevant evidence to evaluate the FID Recommendation. The FID Recommendation shall be subject to approval by Shareholders’ Resolution. Following approval, such FID Recommendation shall be referred to as the “Final Investment Decision”.
          (e) Following the Final Investment Decision, each Class B Shareholder that is not a Class A Shareholder shall (i) be informed by HoldCo of the Final Investment Decision, and (ii) notify HoldCo, within the time period specified in the Final Investment Decision, of such Class B Shareholder’s decision with respect to the Phase I Facilities, which shall either be in the form of a positive Final Investment Decision (a “Positive FID”) or a negative Final Investment Decision (a “Negative FID”). Each Class B Shareholder that is a Class A Shareholder shall be deemed to have made a Positive FID following the Shareholders’ Resolution approving the FID Recommendation. A “Positive FID” is an unconditional, irrevocable decision by such Class B Shareholder to fund its required percentage of the Construction Budget and continue as a Class B Shareholder. A “Negative FID” means an unconditional, irrevocable decision by such Class B Shareholder (i) not to participate in any further development of the Project, and (ii) to become a Withdrawing Shareholder and to be deemed to have issued a Withdrawal Notice pursuant to Section 12.7(a).
          (f) Once a Final Investment Decision has been reached by each Class A Shareholder pursuant to Section 5.3(d) and a Positive FID or Negative FID is made under Section 5.3(e) by each Class B Shareholder that is not a Class A Shareholder, the Board of Directors shall inform the Shareholders of the decision made by each Class B Shareholder that is not a Class A Shareholder. If such Class B Shareholders have unanimously adopted a Positive FID, the Board of Directors shall notify the Project Company thereof in accordance with an agreed timetable and cause the Project Company Board to adopt a resolution implementing such Final Investment Decision. Each Class A Shareholder agrees to cause its nominee(s) on the Project Company Board to vote for such resolution, consistent with the principles set forth in Section 7.12(a) that a Subsidiary Board shall not take any action that is contrary to any action taken by the Shareholders or HoldCo’s Board. If any such Class B Shareholder adopts a Negative FID, the Board of Directors shall make appropriate suggestions to the Shareholders in order to mitigate the unavailability of such percentage of the Construction Budget as is associated with the Class B Shareholder(s) that adopts a Negative FID, and otherwise satisfy the FID Conditions.
          (g) HoldCo (and/or the relevant Subsidiaries) shall raise as much as possible of the amounts required for the construction of the Phase I Facilities by way of debt financing, and shall do so with a view to realizing a debt/equity ratio of not less than 70:30 or more than 80:20. Upon the taking of a Positive FID or a Negative FID by all Class B Shareholders, the Class B Shareholders taking a Positive FID shall be required to provide a portion of the funds necessary to finance construction of the Phase I Facilities, as and to the extent provided in the Construction Budget, the Financing Plan and the Financing Agreements, and pursuant to Capital Calls issued in accordance with Section 5.4.
          (h) Such required Class B Shareholder funds may be provided as Shareholder Loans to the extent, if any, permitted by the Financing Agreements and Applicable Law, with the terms of such loans to be as permitted thereby and as approved by Shareholders’ Resolution. HoldCo shall issue Loan Notes to each Lending Shareholder upon the providing of its portion of the loan funding amount. To the extent that any such required funding is to be provided to HoldCo by means of increases in the share capital of HoldCo, the Board and Shareholders shall, by Unanimous Board Resolution and Shareholders’ Resolution respectively, authorize and cause HoldCo to increase the issued and/or authorized share capital of HoldCo to correspond to the amounts contributed as increases in the share capital of HoldCo from time to time. In the event that an increase in the issued and/or authorized share capital of HoldCo requires an amendment or a modification of the Memorandum of Association and Articles of Association, the Class A

Shareholders agree to adopt a Shareholders’ Resolution effectuating such amendment or modification.
          (i) In addition to the mandatory Class B Shareholder funding described in this Section 5.3, each Class B Shareholder shall comply with all of its undertakings under any Financing Agreements to which any such Class B Shareholder is a party.
     5.4 Capital Calls.
          (a) From time to time, upon a determination by the Board of Directors by Unanimous Board Resolution as a Non-Deadlock Unanimous Issue (except pursuant to Section 5.1, which shall only require an Ordinary Board Resolution) for all amounts that additional capital (“Additional Capital”) is required or advisable to be drawn under this Agreement in order to fund HoldCo’s financial obligations as set forth in the Development Budget or Construction Budget, the Board of Directors shall give written notice (a “Capital Call”) to each Class B Shareholder (including in connection with quarterly payments which are required under Section 5.1(a) during the Development Phase and the amounts specified in Section 5.1(b)) stating (i) the total amount of Additional Capital to be contributed by all of the Class B Shareholders, (ii) each Class B Shareholder’s portion of such total amount, determined Pro Rata in accordance with the relevant Budget (such Class B Shareholder’s “Contribution Amount”), the portion of the Contribution Amount that shall be paid as Capital Surplus in respect of Class B Shares (such that each such Class B Share is Fully Paid) and the portion of the Contribution Amount that shall be Shareholder Loans (provided that no portion of any Contribution Amount shall be a Shareholder Loan unless such portion is approved by a Unanimous Board Resolution as a Non-Deadlock Unanimous Issue), (iii) the date (the “Contribution Date”) on which payment of such Contribution Amount is due, which date shall not be less than thirty (30) days after such Capital Call is received and (iv) the number of Class B Shares, if any, to be issued to each Class B Shareholder in exchange for the Contribution Amount; provided, that no new Class B Shares shall be issued to a Class B Shareholder hereunder so long as Escrowed Class B Shares are still held by the Escrow Agent in the name of such Class B Shareholder. The Board of Directors shall, on a quarterly and on an annual basis, give a written notice to each Class B Shareholder setting out a forecast of Capital Calls for the ensuing quarter and year.
          (b) The Escrowed Class B Shares shall be issued in the names of the Initial Shareholders in the respective aggregate amounts set out in Schedule One. The Escrow Agent shall hold the Escrowed Class B Shares and shall only release each Escrowed Class B Share when such share has been Fully Paid pursuant to, and in accordance with, the terms and conditions of the Escrow Agreement. The Parties agree that they will take all steps necessary to effect such transactions, including giving proper instructions to the Escrow Agent.
     5.5 Failure to Meet Capital Call.
          (a) If after two (2) Business Days following a Contribution Date, any portion of a Contribution Amount remains unpaid (a “Contribution Deficit Amount”), such Contribution Deficit Amount shall accrue interest commencing on the Business Day after such Contribution Date at the higher of (i) the highest rate payable by the Project Company to a Class B Shareholder that has made a Shareholder Loan or (ii) the Specified Rate, plus three and one half percent (3 1/2%) per annum, but in no event to exceed the maximum rate permitted by Applicable Law.
          (b) The Board of Directors shall provide written notice to a Class B Shareholder that has incurred a Contribution Deficit Amount within ten (10) Business Days after the Contribution Date, specifying the amount of such Contribution Deficit Amount and the rate of interest thereon as determined in accordance with Section 5.5(a); provided, however, that the failure of the Project Company to provide such notice shall not affect any Class B Shareholder’s obligation to pay such Class B Shareholder’s Contribution Deficit Amount or to pay the accrued interest on any Contribution Deficit Amount.
          (c) Commencing on any Contribution Date, notwithstanding the provisions of Article XII to the contrary, a Class B Shareholder with respect to whom a Contribution Deficit Amount exists shall be prohibited from Transferring its Class B Shares to any Person without the express written consent of the Board of Directors (excluding any Board members appointed by it, if such Class B Shareholder is also a Class A Shareholder) until such time as such Class B Shareholder shall cease to be a Defaulting Shareholder or such time as such Defaulting Shareholder’s entire Capital Interest has been purchased in a Buy-out Transaction in accordance with Section 5.7.
          (d) All non-defaulting Class B Shareholders and HoldCo shall have all other rights available under this Agreement and under Applicable Law against a Class B Shareholder with respect to whom a Contribution Deficit Amount exists. Without limiting the preceding sentence and except as required by Applicable Law, a Class B Shareholder that is a Defaulting Shareholder shall not be entitled to receive any dividends or other distributions from HoldCo (which dividends and distributions shall be retained by HoldCo) during the period of the default or until a Buy-out Transaction occurs, and no interest shall accrue on any such amounts not distributed to the Class B Shareholder that is a Defaulting Shareholder during the period of the default.
          (e) A Class B Shareholder that is a Defaulting Shareholder shall cease to be a Defaulting Shareholder under this Section 5.5 only upon payment in full of its Contribution Deficit Amount, together with interest thereon as provided in Section 5.5(a) prior to the delivery of any of the notices by the Board of Directors referred to in Section 5.6. Pending such payment in full by a Class B Shareholder that is a Defaulting Shareholder of any such Contribution Deficit Amount or consummation of a Buy-out Transaction under Section 5.7 or the consummation of the purchase of the Contribution Deficit Amount in accordance with Section 5.6, the Board of Directors shall call for Emergency Shareholder Loans in accordance with Section 5.8 in the amount of such Contribution Deficit Amount. Upon delivery of any of the notices referred to in Section 5.6(a), the right of a Class B Shareholder that is a Defaulting Shareholder to cure the default in payment of a Contribution Deficit Amount and interest shall be extinguished, and such Class B Shareholder may thereafter cure such default and cease to be a Defaulting Shareholder only upon the written agreement of each non-defaulting Class B Shareholder.

     5.6 Purchase of Contribution Deficit Amount.
          (a) At any time there is a Class B Shareholder with respect to which there exists a Contribution Deficit Amount for a period of at least thirty (30) days after notice given pursuant to Section 5.5(b), the Board of Directors shall notify the Class B Shareholders that each non-defaulting Class B Shareholder (other than a Class B Shareholder that is an Affiliate of the Defaulting Shareholder) shall have the right but not the obligation (the “CD Purchase Right”) to purchase a portion of the Contribution Deficit Amount of a Class B Shareholder that is a Defaulting Shareholder, including any interest assessed but unpaid on such Contribution Deficit Amount in accordance with Section 5.5(a), equal to (i) such Defaulting Shareholder’s Contribution Deficit Amount, including such unpaid interest, multiplied by (ii) a fraction, the numerator of which is the number of Class B Shares held by such non-defaulting Class B Shareholder and the denominator of which is the aggregate number of Class B Shares held by the non-defaulting Class B Shareholders (such non-defaulting Class B Shareholder’s portion being referred to herein as the “CD Purchase Amount”). Such notice shall state (i) the amount of the Contribution Deficit Amount, including unpaid interest, of such Class B Shareholder that is a Defaulting Shareholder and the name of such Defaulting Shareholder, (ii) the number of Class B Shares, if any, such Defaulting Shareholder would have received, and (iii) the principal amount of Class B Shareholder Loans, if any, such Defaulting Shareholder would have made if such Defaulting Shareholder had made timely payment in full of the Contribution Amount related to such Contribution Deficit Amount.
          (b) Within ten (10) Business Days of receipt of the notice specified in Section 5.6(a), a non-defaulting Class B Shareholder exercising its CD Purchase Right shall deliver to HoldCo written notice of whether such non-defaulting Class B Shareholder will purchase such Class B Shareholder’s CD Purchase Amount. A non-defaulting Class B Shareholder’s failure to deliver such acceptance shall be a waiver of its CD Purchase Right with respect to such CD Purchase Amount (provided, that such waiver shall not apply to any CD Purchase Right arising as a result of any future Contribution Deficit Amount).
          (c) If a portion of the Contribution Deficit Amount of a Class B Shareholder that is a Defaulting Shareholder is not taken up pursuant to the foregoing provisions of this Section 5.6, then HoldCo shall, within five (5) Business Days of the expiry of the 10-Business Day period set forth in Section 5.6(b), deliver a notice to the Class B Shareholders, which notice shall state (i) the amount of the Contribution Deficit Amount, including unpaid interest, which such Class B Shareholders did not purchase (the “Unacquired Contribution Deficit Amount”), (ii) the portion of such Defaulting Shareholder’s Contribution Deficit Amount acquired by each non-defaulting Class B Shareholder, and (iii) the amount of the Unacquired Contribution Deficit Amount. Within five (5) Business Days of the receipt of such notice, each Class B Shareholder that exercised the full amount of its CD Purchase Right shall notify HoldCo in writing whether it exercises its right to acquire the total amount and not less than the total amount of the Unacquired Contribution Deficit Amount. If more than one such Class B Shareholder exercises its rights to purchase the Unacquired Contribution Deficit Amount, the Unacquired Contribution Deficit Amount shall be allocated among such Class B Shareholders in proportion to the number of Class B Shares held by each such Shareholder; provided, however, that no fractional Class B Shares shall be issued and any such fractional Class B Share shall be rounded up or rounded down, as the case may be, to the nearest whole Class B Share.

          (d) The consummation of the purchase of any Contribution Deficit Amount pursuant to this Section 5.6 shall occur no later than sixty (60) days after the delivery of the notice pursuant to Section 5.6(a). Upon consummation of any such purchase, at the time HoldCo receives a Class B Shareholder’s payment in respect of any CD Purchase Amount or Unacquired Contribution Deficit Amount in accordance with this Section, HoldCo will Transfer the Capital Interests in respect of which the relevant Defaulting Shareholder defaulted and which are subject to the purchase in accordance with this Agreement and, as applicable, HoldCo shall deliver to such Class B Shareholder a Loan Note in the form of Schedule Five or any other form as may be approved by the Board.
          (e) If upon the completion of the procedures set forth above in this Section 5.6, a portion of the Contribution Deficit Amount remains outstanding, then notwithstanding the provisions of Section 12.3 (but subject to the requirements of Section 12.1), the Board of Directors may offer to sell such Contribution Deficit Amount, including unpaid interest, in exchange for Shares at Par Value to any third Person.
     5.7 Default Buy-out.
          (a) Notwithstanding anything in this Agreement to the contrary but subject to Section 5.12, if, (A) at any time following completion of the procedures set forth in Section 5.6(c) there is an Unacquired Contribution Deficit Amount, or (B) there exists a violation of Section 13.3(a) as described in Section 12.6 and (prior to Financial Closing) the last sentence in Section 5.12 or a Default pursuant to Section 22.2, then the Board of Directors shall, in each case, concurrently with the delivery of the notice specified in Section 5.6(c), deliver notice (the “Buy-out Transaction Notice”) to the Defaulting Shareholder and to each non-defaulting Shareholder, which Buy-out Transaction Notice shall state that the non-defaulting Shareholders (other than Shareholders which are Affiliates of the Defaulting Shareholder) shall have the right (but not the obligation) to purchase (a “Buy-out Transaction”) all of the Capital Interests of the Defaulting Shareholder in HoldCo including any Unacquired Contribution Deficit Amount (the “Defaulted Capital Interests”) at a price (the “Buy-out Price”) in Dollars that is equal to (A) ninety percent (90%) of the aggregate sum of (x) an amount equal to the Capital Surplus multiplied by the total number of the Defaulting Shareholder’s Class B Shares, and (y) any outstanding Shareholder Loans (other than Emergency Shareholder Loans) actually made to HoldCo by such Defaulting Shareholder pursuant to any Capital Calls issued in accordance with Section 5.4 and (B) one hundred percent (100%) of any Emergency Shareholder Loans actually made to HoldCo by such Defaulting Shareholder, in each case, up to and including the date of Default. The Class A Shares, if any, of any Defaulting Shareholder shall be redeemed for an amount equal to One Dollar (US$ 1.00) per Class A Share and held by HoldCo as “treasury shares”.
          (b) Each Shareholder that is not a Defaulting Shareholder or an Affiliate of the Defaulting Shareholder, shall have the right but not the obligation to purchase a portion of such Defaulted Capital Interests in an amount equal to (i) such Defaulted Capital Interests, multiplied by (ii) a fraction, the numerator of which is the number of Class B Shares held by such non-defaulting Shareholder and the denominator of which is the aggregate number of Class B Shares held by non-defaulting Shareholders (such Shareholder’s portion being referred to herein as the “Shareholder Buy-out Amount”). A Shareholder shall exercise its right to purchase its respective portion of such Defaulted Capital Interests by delivering notice to HoldCo no later than ten (10) Business Days after receipt of the Buy-out Transaction Notice. A Shareholder’s failure to timely deliver such notice shall be a waiver of its rights to participate in the Buy-out Transaction.
          (c) HoldCo shall, within five (5) Business Days of the conclusion of the ten (10) Business Day notice period set forth in Section 5.7(b), provide to the Shareholders written notice, which notice shall state (i) the name of each Shareholder exercising its rights to participate in the Buy-out Transaction, (ii) the amount of each such Shareholder’s Buy-out Amount, and (iii) the amount of Defaulted Capital Interests which such Shareholders did not purchase, if any. If not all Defaulted Capital Interests were purchased by the non-defaulting Shareholders, HoldCo shall, at the discretion of the Board of Directors, repeat the process described in this Section 5.7 as many times as necessary with respect to such unpurchased amounts; provided that only Shareholders that purchased Defaulted Capital Interests in such immediately preceding rounds may purchase Defaulted Capital Interests in subsequent rounds. The consummation of the purchase of any Defaulted Capital Interest pursuant to this Section 5.7 shall occur no later than sixty (60) days after the delivery of the Buy-out Transaction Notice pursuant to Section 5.7(a). Upon consummation of any such purchase, the Defaulting Shareholder shall Transfer to each non-defaulting Shareholder electing to participate in the Buy-out Transaction, the Defaulted Capital Interests subject to such purchase (with Shares and Shareholder Loans comprising such Defaulted Capital Interests being Transferred in the same proportion to a Shareholder), in the amount equal to such Shareholder’s Shareholder Buy-out Amount. Each such Shareholder shall effect payment of its Shareholder Buy-out Amount by delivery to the Defaulting Shareholder of a note in the form of Schedule Six, which note shall be payable solely from amounts received by such Shareholder in respect of dividends and interest on the Defaulted Capital Interests so purchased.
          (d) If, upon the completion of the procedures set forth above in this Section 5.7, a portion of the Defaulted Capital Interests remains outstanding, the Board of Directors may, on behalf of the Defaulting Shareholder, offer to sell such portion of the Defaulted Capital Interests to a third Person, notwithstanding the provisions of Section 12.3; provided, however, that such transferee must comply with the requirements of Section 12.1. Upon notice by the Board of Directors, the Defaulting Shareholder shall Transfer such portion of the Defaulted Capital Interest to such third party.
     5.8 Emergency Shareholder Loans.
          (a) At any time there is a Class B Shareholder with respect to which there exists a Contribution Deficit Amount, the Board of Directors shall deliver notice to the Class B Shareholders in accordance with Section 5.8(b), which notice shall state that each Class B Shareholder has the right, but not the obligation, to advance to HoldCo as a loan the full amount or any lesser amount, but in no event any greater amount, of the Contribution Deficit Amount of a Class B Shareholder that is a Defaulting Shareholder (an “Emergency Shareholder Loan”). An Emergency Shareholder Loan will accrue interest at the Specified Rate. Within five (5) Business Days after the date on which such Defaulting Shareholder makes payment of all or any portion of its Contribution Deficit Amount, or upon the consummation of a purchase of such Contribution Deficit Amount in accordance with Section 5.6 or the consummation of a Buy-out

Transaction in accordance with Section 5.7, one hundred percent (100%) of the proceeds of such payment, Contribution Deficit Amount payment, or purchase, as applicable, shall be applied to the repayment of the outstanding Emergency Shareholder Loan, including accrued but unpaid interest. In the event such Contribution Deficit Amount is not so paid or purchased in full, the outstanding principal amount of such Emergency Shareholder Loan, together with accrued interest thereon, shall be repaid by HoldCo with one hundred percent (100%) of amounts, if any, available for distribution pursuant to Article XI, prior to any distribution by HoldCo to the Class B Shareholders pursuant to Article XI in respect of any Capital Interests. HoldCo may not make any distributions of cash to the Class B Shareholders pursuant to Section 11.1 or otherwise, nor shall HoldCo make any payments in connection with any Shareholder Loan, unless and until all outstanding Emergency Shareholder Loans have been repaid. All payments by HoldCo in respect of Emergency Shareholder Loans shall first be applied to accrued but unpaid interest and then to principal. Should an Emergency Shareholder Loan be made by the Class B Shareholders pursuant to this Section 5.8 on more than one occasion, such Emergency Shareholder Loans shall be repaid in the order in which such Emergency Shareholder Loans were made; provided that interest may be paid on a loan made after another loan if all payments on the earlier loan are current, and in the case of contemporaneous Emergency Shareholder Loans, on a pari passu basis.
          (b) The Board of Directors shall call for Emergency Shareholder Loans by issuing a notice (the “Emergency Shareholder Loan Notice”) to the Class B Shareholders, which notice shall specify the total amount to be borrowed pursuant thereto and the general terms and conditions of such Emergency Shareholder Loan. No Class B Shareholder shall be obligated to satisfy any such call. To satisfy a call for an Emergency Shareholder Loan, a Class B Shareholder (a “Lending Shareholder”) shall deliver written notice to HoldCo within five (5) Business Days prior to the due date specified in the Emergency Shareholder Loan Notice, specifying the amount of funds which such Lending Shareholder will lend to HoldCo. If the aggregate amount of the funds offered by all of the Lending Shareholders exceeds the amount sought by such Emergency Shareholder Loan Notice, then each Lending Shareholder shall provide that percentage of the total amount of the Emergency Shareholder Loan which is equal to the decimal obtained by dividing the (i) amount of the funds offered by such Lending Shareholder, and (ii) the aggregate amount of funds offered by all of the Lending Shareholders. Within ten (10) Business Days after the date of the Emergency Shareholder Loan Notice, HoldCo shall notify the Class B Shareholders of the amount of the Emergency Shareholder Loan that shall be provided by each Lending Shareholder. Unless otherwise approved by the Board, each Emergency Shareholder Loan shall be in the form of Schedule Five.
          (c) Following the notification by HoldCo to a Lending Shareholder of the amount of such Lending Shareholder’s Emergency Shareholder Loan in accordance with Section 5.8(b), the failure by such Lending Shareholder to make available to HoldCo such amount shall constitute a Default and the buy out procedures of Section 5.7 shall apply.
     5.9 Emergency Debt. If the amount of the funds received by HoldCo in response to a call for an Emergency Shareholder Loan pursuant to Section 5.8 is less than the full amount of such call, then HoldCo may incur additional debt from other Class B Shareholders at their option or third parties in the amount of the shortfall, on such terms as determined to be advisable by the Board of Directors, subject to a Supermajority Board Resolution.

     5.10 Optional Funding During Operations Phase.
          (a) It is intended that, during the Operations Phase, the Project Company Group will support their activities by income from operations or third party financing without the need of additional funding by the Class B Shareholders and HoldCo, respectively. However, the Board may from time to time during the Operations Phase, upon a determination by Supermajority Board Resolution that additional funds are needed by HoldCo (or any Subsidiary), authorize HoldCo to seek to obtain funding, in the first instance, through loans from third parties or, if the Board determines that needed funding on acceptable terms cannot be obtained in the form of loans from third parties, through Shareholder Loans or additional equity contributions by the Class B Shareholders.
          (b) In the event the Board of Directors authorizes such Shareholder Loans during the Operations Phase, the Board shall also establish the terms of such Shareholder Loans which, for the sake of clarity, shall constitute subordinated debt. The Board shall send each Class B Shareholder a notice specifying the terms of the Shareholder Loans and the amount requested to be loaned by each Class B Shareholder. Each Class B Shareholder shall have the option and the right (but not the obligation), on or before the tenth (10th) Business Day after receiving such notice, to make a Shareholder Loan to HoldCo on such terms and in such amount. If and to the extent any Class B Shareholder fails to make such Shareholder Loan, each other Class B Shareholder shall then be invited to increase the amount of its loan, in accordance with such terms, by an amount equal to its pro rata portion (based on the ratio of the number of Class B Shares of such Class B Shareholder to the aggregate number of Class B Shares of all Class B Shareholders that agree to arrange loans in accordance with this Section 5.10(b) of the amount of the loan offered to the declining Class B Shareholder, which amount may be further increased by invitation of the Board of Directors if any remaining Class B Shareholder fails to arrange its pro rata portion of the amount of the loan offered to the declining Class B Shareholder.
          (c) In the event the Board of Directors authorizes such additional equity contributions, the Board shall send each Class B Shareholder a notice specifying (i) the total amount of funds so required, the total number and class of new Class B Shares to be issued, and such Shareholder’s pro rata portion thereof, and (ii) the price per Class B Share. Each Class B Shareholder shall have the option and right (but not the obligation), on or before the tenth (10th) Business Day after receiving such notice, to contribute to HoldCo the amount specified therein in consideration for the issuance to it of the relevant number of new Shares. If any Class B Shareholder does not contribute its applicable pro rata portion of the equity funding specified in such notice (the “Shortfall Amount”), each other Class B Shareholder may contribute a portion of the Shortfall Amount (and if such Class B Shareholder does contribute such portion, such Class B Shareholder shall be a “Participating Shareholder”) equal to the product of the Shortfall Amount and the ratio of the number of Class B Shares of such participating Class B Shareholder to the number of Class B Shares of all the participating Shareholders (or such other amount as the participating Class B Shareholders may agree). If the amount of the funds received by HoldCo in response to a call for optional funding during the Operations Phase pursuant to this Section 5.10 is less than the full amount of the required funding, then HoldCo may incur additional debt from other Class B Shareholders or third parties in the Shortfall Amount, on such terms as determined to be advisable by the Board of Directors.

          (d) HoldCo shall issue additional Class B Shares or Loan Notes (as the case may be) to each Participating Shareholder or Lending Shareholder upon the providing of its portion of the equity or loan funding amount (as the case may be) provided for in this Section 5.10.
     5.11 General.
          (a) The funding needs of HoldCo to be provided by the Class B Shareholders shall be denominated in Dollars, and the commitment of the Class B Shareholders to fund such needs shall be made in Dollars.
          (b) Each Class B Shareholder shall make payment to HoldCo at an account at a depository designated by HoldCo from time to time, or to such other place as HoldCo may direct, in immediately available funds on or before the date due.
          (c) Unless otherwise specified in the Loan Note, all Shareholder Loans (other than Emergency Loans) shall be repaid on a basis to be agreed by Unanimous Board Resolution (including prior to, or on a pari passu basis with, the payment of any dividends or other distributions on or with respect to the Class B Shares), provided that the rights of HoldCo with respect to a Defaulting Shareholder shall be deemed to include the right to defer (x) the payment of any dividends or other distributions pursuant to Section 5.5(d) and (y) the repayment of any Shareholder Loans owing to the Defaulting Shareholder until the repayment in full of all other Shareholder Loans to the other Class B Shareholders and the Default relating thereto has been cured or a Buy-Out Transaction has occurred.
     5.12 ***

*** Omitted Information

     5.13 Status of Escrowed Class B Shares. No rights whatsoever shall attach to Class B Shares which are Escrowed Class B Shares, other than the rights to participate in Capital Calls, as provided in Section 5.4. All Escrowed Class B Shares shall bear the following legend in English:
“These shares have limited rights, pursuant to the Shareholders’ Agreement dated July 30, 2007, and may not be released from escrow except as provided therein and pursuant to an Escrow Agreement of even date.”
     Class B Shares that have been released from escrow in accordance with the Escrow Agreement shall not bear such legend.
     5.14 Priority Purchase of Escrowed Class B Shares. For the avoidance of doubt, each time any equity contribution or Capital Call is made pursuant to Sections 5.1, 5.2, 5.3, or 5.4 and such Capital Call applies to any Shareholder which has Escrowed Class B Shares held in its name by the Escrow Agent, the amount of any such equity contribution or payment in respect of the Capital Call shall be paid or made to the Escrow Agent and applied towards payment for any Escrowed Class B Shares held in escrow for the account of the Class B Shareholder making such contribution or payment until all such Class B Shareholder’s Escrowed Class B Shares are Fully Paid.
ARTICLE VI
GENERAL MEETINGS OF SHAREHOLDERS
     6.1 General Meetings. An ordinary General Meeting shall be held each year no later than three (3) months after the end of the preceding fiscal year. General Meetings shall be held at any of the following locations: (i) the head office of HoldCo in The Bahamas; (ii) Houston, Texas, United States; (iii) Singapore; (iv) London, United Kingdom, or such other place as may be determined by the Board of Directors by Unanimous Board Resolution; provided that if the Board of Directors is unable to agree upon a location, then the General Meeting shall be held at a location designated by the Class A Shareholder holding the largest Voting Percentage. An extraordinary General Meeting may be convened at any time, when called in accordance with Section 6.2.
     6.2 Calling a General Meeting; Agenda; Unanimous Written Resolutions. An ordinary General Meeting for each year shall be called by the Chairman of the Board of Directors or any other Person authorized under the Organizational Documents or Applicable Law. An extraordinary General Meeting may be called by the Board of Directors, any Class B Shareholder with at least ten percent (10%) of all issued Class B Shares, any Class A Shareholder or any other Person authorized under HoldCo’s Organizational Documents or Applicable Law. Notice of a General Meeting shall be provided by HoldCo or other applicable Person to each Shareholder at least fifteen (15) Business Days prior to such General Meeting, unless a longer period is required by Applicable Law or unless such requirement is waived by all Class A Shareholders and the Class B Shareholders that called the meeting, if applicable. Any Shareholder that attends a General Meeting shall be deemed to have waived the requirement for notice thereof (unless the attendance was solely for the purpose of protesting the inadequate notice). The agenda of each General Meeting shall be included in the notice for such meeting and shall conform to the requirements of the Act and HoldCo’s Organizational Documents, but shall include any matter submitted to HoldCo by any Shareholder at least three (3) Business Days prior to the sending of the notice for such General Meeting. Unless approved by all Class A Shareholders (whether or not present or represented by proxy at a General Meeting), no matter may be considered at a General Meeting unless either such matter was set forth in the notice for such General Meeting or such notice provided for the Class A Shareholders to consider any other matters brought before them.
     6.3 Meeting Chair; Secretary; Minutes. The Class A Shareholders shall each on a rotating basis, and as long as they remain Shareholders in HoldCo, take turns to appoint for a term of one (1) year the chairman of the General Meeting, and the Class A Shareholders shall vote their Shares accordingly. If the chairman is not present the chairman of the General Meeting shall be designated by the Class A Shareholder whose turn it is to appoint the chairman of the General Meeting and the Class A Shareholders shall vote their Shares accordingly. The secretary and vote collector of the General Meeting shall be elected from among the Shareholders (or their representatives) by a majority vote of the Class A Shares represented at the relevant meeting. Unless otherwise required by Applicable Law, each General Meeting shall be conducted in English, and the minutes of each General Meeting shall be prepared in English promptly (but in no event later than seven (7) Business Days) after such meeting, shall be circulated to all Shareholders before finalization and shall be kept in the minute books of HoldCo.
     6.4 Quorum for General Meeting. A quorum for any General Meeting shall consist of Shareholders present or represented by proxy holding one hundred percent (100%) of the Class A Shares (without taking into consideration the Class A Shares of any Defaulting Shareholders). If a General Meeting is properly convened as required pursuant to this Agreement and any Class A Shareholder frustrates the holding of the General Meeting by its failure to be present, then those Class A Shareholders present at such meeting shall fix another date for the meeting in question and shall give at least five (5) Business Days notice of such reconvened meeting to all Class A Shareholders (including in such notice all matters to be considered at such meeting). The venue for such reconvened meeting shall be the same as the frustrated meeting or HoldCo’s main office, as determined by those Shareholders present at the frustrated meeting. The failure by the Class A Shareholder(s) who failed to attend the original meeting to attend the reconvened meeting (unless prevented by force majeure or other circumstances beyond their control) shall entitle the Class A Shareholders present at the reconvened meeting to pass Shareholders’ Resolutions regarding the matters for consideration at such reconvened meeting without the vote of the non-attending Class A Shareholder.
     6.5 Voting Generally; Proxies. Each Class A Share shall entitle its owner to one vote. Votes shall be cast by show of hands, provided that, upon the demand of Class A Shareholders (or their representatives) representing at least ten percent (10%) of the Class A Shares, balloting in writing shall be obligatory. Class A Shareholders may be represented at General Meetings by proxies, the holders of which need not be Class A Shareholders. Proxy holders that are Class A Shareholders shall be entitled to vote based on the Class A Shares of the Class A Shareholders they represent separately, in addition to voting based on their own Class A Shares. Proxies shall be issued in accordance with the Articles of Association. Class A Shareholders may also appoint corporate representatives to attend General Meetings in accordance with the Articles of Association.
     6.6 Shareholders’ Resolutions. Except as provided in Section 6.4 (with respect to a non-attending Shareholder), Section 22.2(b)(i) (with respect to a Defaulting Shareholder) or Section 12.7(f)(ii) (with respect to a Withdrawing Shareholder), resolutions, actions and decisions of the Shareholders shall be adopted, taken or made (a) by the affirmative vote of Class A Shareholders (or their representatives) representing one hundred percent (100%) of all issued and outstanding Class A Shares (not just those Class A Shares that are present or represented by proxy), or (b) by unanimous written resolution of all Class A Shareholders in accordance with the Articles of Association (each, a “Shareholders’ Resolution”). If permitted by Applicable Law, a resolution in writing or by facsimile which is signed or approved by facsimile by all the Class A Shareholders shall be as valid and effective as if it had been duly passed at a General Meeting duly convened and held. Any such resolution may consist of several counterparts in like form each signed or authenticated by one or more Class A Shareholders. General Meetings may, to the extent permitted by Applicable Law, also be held by conference telephone or other telecommunication device by which all Shareholders in attendance and the chairman of the General Meeting are capable of speaking to and hearing each other. HoldCo shall not take any of the actions set forth in Schedule Three without a Shareholders’ Resolution.
     6.7 Applicability to Subsidiaries. The Organizational Documents of each Subsidiary shall, to the maximum extent possible, conform to the provisions of this Article VI.
ARTICLE VII
BOARD OF DIRECTORS; SUBSIDIARY BOARDS
     7.1 HoldCo Board of Directors; Members of the Initial Board.
          (a) HoldCo shall be governed by a Board of Directors nominated and appointed by the Class A Shareholders.
          (b) Each Class A Shareholder shall be entitled to appoint one (1) director to the Board for each Class A Share. Each Class A Shareholder that is entitled to appoint at least one director for each Class A Share shall also be entitled to nominate and appoint one or more alternate directors. Any Class A Shareholder that so nominates and appoints a director or alternate shall have the right to cause such director or alternate to be removed. Nominations, appointments and removals of directors and alternates shall be made by written notice to HoldCo in accordance with the Articles of Association. Notwithstanding the foregoing, directors and alternates shall be deemed to be removed from the Board of Directors in the circumstances and for the period of time described in Section 22.2(b)(ii). Members of the Board of Directors shall be elected by Shareholders’ Resolution; however, each Class A Shareholder agrees to vote all of the Class A Shares owned by such Class A Shareholder at any meeting of the Class A Shareholders or written resolution pursuant to Section 6.6 which is called or issued for the purpose of voting on the election of directors, in favor of the election of all and only the directors nominated in accordance with Section 7.1(a). Each Class A Shareholder shall vote the Class A

Shares owned by such Class A Shareholder and take all actions necessary to ensure that neither the Articles or the Organizational Documents of HoldCo conflict with the provisions of Sections 7.2, 7.3, 7.6 and this Section 7.1.
          (c) The members of the initial Board of Directors shall be comprised of the individuals identified in Schedule Two, each of whom is hereby deemed to be appointed, as of the Effective Date, by the Class A Shareholder identified in Schedule Two as the “Appointing Shareholder.”
     7.2 Term and Vacancies.
          (a) Members of the Board of Directors shall be appointed for a term of office of two (2) years. A director whose term of office expires may be re-appointed. Should any vacancy occur in the membership of the Board of Directors, the Class A Shareholder that nominated and appointed the director whose departure created such vacancy shall be entitled to nominate and appoint a replacement director designated by such Class A Shareholder.
     7.3 Removal of Directors and Alternate Directors.
          (a) Except as otherwise provided in this Agreement, each Class A Shareholder agrees not to take any action to remove, with or without cause, any director nominated in accordance with Section 7.1(a); provided, that in the event that a director (or any alternate director) is guilty of gross negligence or willful misconduct or unlawful activities (including without limitation a violation of the provisions of Section 13.2, Section 13.3 or Section 13.4) and the appointing Class A Shareholder does not replace such director or alternate as soon as practicable, the non-appointing Class A Shareholders shall have the right, by a Shareholders’ Resolution (without taking into account the Class A Shareholder who did not remove such director or alternate), to remove such director. Notwithstanding the foregoing, each Class A Shareholder shall have the right to remove, with or without cause, any of the directors nominated by it pursuant to Section 7.1(a). In such event, each of the Class A Shareholders agrees to join in causing HoldCo to hold a special meeting or to act by consensual written consent and to vote their Class A Shares in favor of such removal.
          (b) A Class A Shareholder may remove an alternate director appointed by that Class A Shareholder and appoint a replacement therefor at any time upon notice to HoldCo and the other Class A Shareholders.
     7.4 Meetings; Agenda; Unanimous Written Resolutions.
          (a) The Board of Directors shall meet at least quarterly, and meetings may be convened by the Chairman or by any member of the Board of Directors at any other time. Meetings shall be held at any of the following locations: (i) the head office of HoldCo in The Bahamas; (ii) Houston, Texas, United States; (iii) Singapore; (iv) London, United Kingdom, or such other place as may be determined by the Board of Directors by a Unanimous Board Resolution. Members of the Board of Directors shall receive not less than ten (10) Business Days written notice of any meeting, with such written notice also provided to each Class A Shareholder. Members of the Board of Directors may, by unanimous written consent, waive the notice requirement for meetings, and any director that attends a meeting of the Board of

Directors shall be deemed to have waived the requirement for notice thereof. The agenda of each meeting shall be included in the notice for such meeting and shall conform to the requirements of the Act and HoldCo’s Organizational Documents, but shall include any matter submitted to HoldCo by any member of the Board of Directors at least three (3) Business Days prior to the sending of the notice for such meeting. Unless approved by all members of the Board of Directors (whether or not present at such meeting), no matter may be considered at a meeting of the Board of Directors unless either such matter was set forth in the notice for such meeting or such notice provided for the directors to consider any other matters brought before them.
          (b) If permitted by Applicable Law, a resolution in writing or facsimile signed or approved by facsimile by all the members of the Board shall be as valid and effective as if it had been duly passed at a meeting of the Board of Directors duly convened and held. Any such resolution may consist of several counterparts in like form each signed by one or more directors. Meetings of the Board of Directors may, to the extent permitted by Applicable Law, also be held by conference telephone or other telecommunication device by which all directors in attendance are capable of speaking to and hearing each other.
     7.5 Quorum; Alternate Directors; Minutes.
          (a) A quorum for meetings of the Board of Directors shall require the presence of the Specified Number of all voting directors (without taking into consideration the directors appointed by any Class A Shareholder that is a Defaulting Shareholder). If a meeting of the Board of Directors is properly convened as required pursuant to this Agreement and any director or directors frustrate the holding of a meeting of the Board of Directors by his or their failure to be present, then those directors present at such meeting shall fix another date for the meeting in question and shall give at least five (5) Business Days notice of such reconvened meeting to the directors (including in such notice all matters to be considered at the meeting). The venue for such reconvened meeting shall be the same as the frustrated meeting or HoldCo’s main office, as determined by those directors present at the frustrated meeting. The failure by the director or directors who failed to attend the original meeting to attend the reconvened meeting (unless prevented by force majeure or other circumstances beyond his or their control) shall entitle the directors present at the reconvened meeting to pass resolutions regarding the matters for consideration at such reconvened meeting without the vote of such non-attending director or directors.
          (b) Any director nominated by a Class A Shareholder shall have the right to designate an alternate director appointed by that Class A Shareholder to represent him or her at a meeting or meetings of the Board of Directors. Such designation shall be in writing signed by the designating director and tendered to the meeting or meetings of the Board of Directors by such alternate. The initial alternate directors shall be comprised of the individuals identified in Schedule Two. Any alternate so designated shall be entitled to vote and participate in such meeting or meetings with the same rights as the designating director until his or her appointment is terminated or until such designation is revoked in writing or by the attendance at a Board meeting by, the designating director.

          (c) The proceedings of meetings of the Board of Directors will be in English. Unless otherwise required by Applicable Law, the official minutes of meetings and resolutions taken therein shall be prepared in English promptly (but in no event later than seven (7) Business Days) after each meeting, shall be circulated to all members of the Board before finalization and shall be kept in the minute books of HoldCo.
     7.6 Voting.
          (a) Each director shall have one vote. Provided that a quorum exists in accordance with Section 7.5(a), the director or directors (as the case may be) nominated by each Class A Shareholder and present at the meeting shall together be authorized and entitled to cast its or their votes. For the avoidance of doubt, the Chairman shall not be entitled to a casting or additional vote.
          (b) Resolutions, actions and decisions of the Board regarding the matters set forth on Schedule Three A (each, a “Unanimous Board Resolution”) shall only be taken or made by the affirmative vote of all voting directors (and not only those directors who are present at the meeting, but without taking into consideration the votes of any directors appointed by any Class A Shareholder that is a Defaulting Shareholder or not entitled to vote pursuant to Section 13.4(b)).
          (c) Resolutions, actions and decisions of the Board regarding the matters set forth on Schedule Four (each, a “Supermajority Board Resolution”) shall only be taken or made by the affirmative vote of the Specified Number of voting directors (and not only those directors who are present at the meeting, but without taking into consideration the votes of any directors appointed by any Class A Shareholder that is a Defaulting Shareholder or not entitled to vote pursuant to Section 13.4(b)).
          (d) Resolutions, actions and decisions of the Board regarding any matters other than those set forth in Schedule Three A or Schedule Four (each, an “Ordinary Board Resolution”) shall only be taken or made by the affirmative vote of at least a majority of the voting directors (and not only those directors who are present at the meeting, but without taking into consideration the votes of any directors appointed by any Class A Shareholder that is a Defaulting Shareholder or not entitled to vote pursuant to Section 13.4(b)).
          (e) Each director and alternate shall exercise his or her respective votes in the best interests of HoldCo.
     7.7 Powers of the Board of Directors. Except as otherwise expressly provided by Applicable Law or this Agreement, and except for matters which are specifically reserved to the Class A Shareholders under any other provision of this Agreement or HoldCo’s Organizational Documents, the Board of Directors shall, consistent with all Shareholders’ Resolutions, administer the business and property of HoldCo and manage the affairs of HoldCo and shall have full authority to do so, provided that its resolutions and acts are consistent with the Act, this Agreement, the Organizational Documents and Applicable Law. The Board of Directors shall, to the full extent allowed under Applicable Law, implement all Shareholders’ Resolutions.

     7.8 Delegation. The Board of Directors may, to the extent permitted by this Agreement, the Organizational Documents and the Act, delegate its responsibilities from time to time to any of its members, committees of the Board of Directors, or to individuals occupying other senior management positions within HoldCo. This Section shall be without prejudice to the general powers of delegation of the Board of Directors under the Articles of Association.
     7.9 Board Committees.
          (a) The Board of Directors may establish such committees of its members from time to time as may be necessary or appropriate to carry out the duties and responsibilities of the Board. Unless otherwise approved by the Board, each committee of the Board shall be comprised of at least one (1) representative designated by each Class A Shareholder, plus a HoldCo officer or manager having responsibility for matters assigned to the committee. A Class A Shareholder may change its representative on, or designate an alternate member of, any Board committee by written notice to the Board of Directors and HoldCo.
          (b) Decisions by each committee of the Board of Directors shall be approved by a vote of two-thirds (2/3) or more of all members of the committee. Each committee member shall have one (1) vote, and the chairman shall not have a casting or additional vote.
          (c) The chairman of each Board committee shall be appointed by the Board of Directors. The chairman shall preside at all meetings of the committee, and determine the time and place for each meeting of the committee, and shall provide at least three (3) Business Days advance written notice of each meeting and the proposed agenda to each committee member; provided that a meeting may be held on shorter notice with the written agreement of at least two-thirds (2/3) of the committee members. Any member of the committee may request a meeting by notifying the chairman. Meetings of the committee may be conducted by telephone conference call, and decisions by the committee may also be made by unanimous written consent signed by all committee members. The committee chairman will prepare, or arrange for the preparation of, minutes of each meeting of the committee, which shall be distributed as soon as possible after the end of each meeting to, and shall be confirmed by, each member of the committee afterwards or at the next meeting of the committee.
          (d) Each committee shall be responsible for those tasks and activities which are delegated to it by the Board of Directors. Decisions which, under this Agreement, require a Shareholders’ Resolution or the approval of the Board of Directors by an Ordinary Board Resolution, a Supermajority Board Resolution or a Unanimous Board Resolution shall not be delegated to a committee.
     7.10 Execution of Documents. To be valid and binding, all notes, offers and acceptances, powers of attorney, commitments, deeds, transfers, assignments, contracts, obligations, certificates and other instruments of HoldCo must be authorized by the Board of Directors. Subject to the Act, this Agreement and HoldCo’s Organizational Documents, the Board of Directors may delegate such of this authority and power as it considers appropriate to a member or members of the Board of Directors or other executives of HoldCo (subject to any authorization and spending limits specified by the Board of Directors).

     7.11 Remuneration. Each Class A Shareholder that nominates one or more directors and any alternate directors shall be responsible for and shall bear all costs and expenses incurred by each such director and alternate director. No director or alternate director shall be entitled to any remuneration or to the reimbursement of any costs or expenses by HoldCo.
     7.12 Subsidiary Boards of Directors.
          The Shareholders and HoldCo shall procure that:
          (a) Except where the approval of its Subsidiary Shareholders is required by Applicable Law, its Organizational Documents or this Agreement, the management and control of the business and affairs of the Project Company and each such Subsidiary shall be vested in their respective boards of directors. Each Subsidiary Board shall have the power to set policies and exercise all such authority that is not inconsistent with Applicable Laws, this Agreement, or the Organizational Documents of the relevant Subsidiary; provided however, that except as required by Applicable Law, the members of the Subsidiary Boards which are appointed by HoldCo shall not take any action which is contrary to this Agreement, or contrary to any action taken by the Shareholders or HoldCo’s Board of Directors.
          (b) Except as otherwise required by Applicable Law or their respective Organizational Documents, each of the Subsidiary Boards shall consist of no fewer than six (6) members, all but one of whom shall be elected by the Subsidiary Shareholders in accordance with the provisions of Applicable Laws and the Subsidiary’s Organizational Documents. In addition to the directors appointed by the Subsidiary Shareholders, the CEO of the Subsidiary shall also serve as a voting member of the Subsidiary Board.
          (c) Except as otherwise required by Applicable Law or the Subsidiary’s Organizational Documents, HoldCo’s representatives on the Subsidiary Boards shall be selected from candidates nominated and appointed by the Class A Shareholders, and each Class A Shareholder shall have the right to nominate and appoint the same number of candidates for each Subsidiary Board as such Shareholder appoints to HoldCo’s Board of Directors pursuant to Section 7.1(b). Each Shareholder agrees to vote all of the Shares owned by such Shareholder at any meeting of the Shareholders hereunder which is called for the purpose of voting on the election of HoldCo’s representatives on any Subsidiary Board, in favor of the election of all and only the directors nominated and appointed in accordance with this Section 7.12(c). Each Shareholder shall vote the Shares owned by such Shareholder and take all actions necessary to ensure that neither the Articles nor the Organizational Documents of HoldCo or any Subsidiary conflict with the provisions of this Agreement.
          (d) Each Subsidiary Board may establish such committees of its members from time to time as may be necessary or appropriate to carry out the duties and responsibilities of such Subsidiary Board. Unless otherwise approved by such Subsidiary Board, each committee of the Subsidiary Board shall be comprised of at least one (1) representative designated by each Class A Shareholder, plus the Subsidiary officer or manager having responsibility for matters assigned to the committee. A Class A Shareholder may change its representative on, or designate an alternate member of, any Board committee by written notice to the Subsidiary Board and the Subsidiary.

          (e) Standing committees of the Subsidiary Board shall be as follows: (i) Executive Committee; (ii) Compensation Committee; (iii) Finance Committee; (iv) Operations Committee; and (v) Insurance Committee.
          (f) Decisions by each committee of the Subsidiary Board shall be approved by a vote of two-thirds (2/3) or more of all members of the committee. Each committee member shall have one (1) vote, and the chairman shall not have a casting or additional vote.
          (g) The chairman of each Subsidiary Board committee shall be appointed by the Subsidiary Board. The chairman shall preside at all meetings of the committee, and determine the time and place for each meeting of the committee, and shall provide at least three (3) Business Days advance written notice of each meeting and the proposed agenda to each committee member; provided that a meeting may be held on shorter notice with the written agreement of at least two-thirds (2/3) of the committee members. Any member of the committee may request a meeting by notifying the chairman. Meetings of the committee may be conducted by telephone conference call, and decisions by the committee may also be made by unanimous written consent signed by all committee members. The committee chairman will prepare, or arrange for the preparation of, minutes of each meeting of the committee, which shall be distributed as soon as possible after the end of each meeting to, and shall be confirmed by, each member of the committee afterwards or at the next meeting of the committee.
          (h) Each committee shall be responsible for those tasks and activities which are delegated to it by the Subsidiary Board. For purposes of clarity, decisions which, under this Agreement or any Subsidiary’s Organizational Documents, require a resolution of the Subsidiary’s shareholders or the Subsidiary Board shall not be delegated to a committee.
     7.13 Applicability to Subsidiaries. The Shareholders and HoldCo shall procure that the Organizational Documents of each Subsidiary shall, to the maximum extent legally possible, conform to the provisions of this Article VII.
ARTICLE VIII
MANAGEMENT; EMPLOYEES AND SECONDEES
     8.1 Management of HoldCo. The Board of Directors shall appoint, by a Supermajority Resolution, any officers of HoldCo that it may deem appropriate from time to time.
     8.2 Management of the Project Company. The Board of Directors shall, by a Supermajority Board Resolution, cause the Project Company to appoint, by a resolution approved by directors nominated and appointed by eighty percent (80%) or more of the Project Company shareholders, the following officers and senior management who shall have responsibility for the day-to-day operation of the Project Company:
          (a) a Chief Executive Officer (“CEO”);
          (b) a Chief Financial Officer (“CFO”);

(c)	a General Manager, Commercial Operations (“GM — Commercial”);

(d)	a General Manager, Technical Development (“GM — Technical”);

(e)	a General Manager, Projects (“GM — Projects”); and

(f)	the Board of Directors may also identify and, by a Supermajority Board Resolution, cause the Project Company to appoint any additional officers and senior managers from time to time, and such other personnel as it deems necessary to carry out the business of the Project Company.
     8.3 Duties and Responsibilities of Management of Project Company. Senior management of the Project Company shall report to the Project Company Board, and shall have the duties and responsibilities as determined by the Project Company Board, in addition to any other duties that may be delegated by the Project Company Board consistent with this Agreement and the Project Company’s Organizational Documents. Any matters and decision relating to the day-to-day management of the Project Company not delegated to any of the Project Company’s officers and senior management shall be referred to the Project Company Board, prior to any decision or action with respect thereto.
     8.4 Management of Subsidiaries. Other than the Project Company whose officers and senior management are identified and set forth in Section 8.2, the Board of Directors shall, by a Supermajority Board Resolution, cause each other Subsidiary to appoint, its officers and senior management who shall have responsibility for the day-to-day operation of each such Subsidiary.
     8.5 Employees. Each Subsidiary will hire employees and/or retain the services of independent contractors and agents (which may include the Shareholders and their Affiliates), as determined by their respective boards of directors, for the conduct of their activities and operations.
     8.6 Secondees. The Shareholders and their Affiliates may loan personnel to any Subsidiary from time to time in order to assist with the development or construction of the Project, or other activities and operations of the relevant Subsidiary, on terms and conditions of secondment to be determined by the relevant Subsidiary Board; provided, however, that the acceptance by the Subsidiary of nominees proposed to be seconded by any Shareholder to (i) any of the senior management positions in Section 8.2 shall require a Shareholders’ Resolution, and (ii) any other positions shall be at the discretion of the relevant CEO. Unless otherwise specified in a written secondment agreement between the loaning Shareholder (or Shareholder Affiliate) and the relevant Subsidiary, each loaning Shareholder (or Shareholder Affiliate) shall be responsible for all salaries and benefits of such loaned personnel, and all expenses incurred in connection with the loaning of such personnel to a Subsidiary, including for travel, living expenses, repatriation, visas or work permits, postage, courier services, communications and other costs and expenses.

ARTICLE IX
BUDGETS
     9.1 Development Budget. An initial work program and expenditure budget (collectively, the “Development Budget”) for the Phase I Facilities shall be adopted pursuant to a Unanimous Board Resolution for the upcoming calendar quarter, containing details of the development and other activities and operations proposed to be conducted during such quarter, and approved expenditures therefor, together with a proposed Development Budget for the following four (4) quarters (or if shorter, the remainder of the Development Phase) which Development Budget shall apply during the period between the Effective Date and the end of the first calendar quarter following the Effective Date (or, if such period is less than thirty (30) days, the next following calendar quarter). Thereafter, at least ten (10) Business Days prior to the beginning of each subsequent calendar quarter during the Development Phase, the Board shall approve, by Supermajority Board Resolution, the Development Budget for the upcoming calendar quarter; provided, however, that if the proposed Development Budget involves aggregate expenditures in excess of an aggregate of Forty Million Dollars (US$ 40,000,000.00) or any items which in the ordinary course of business do not constitute FEED items but are proposed to be incurred during the Development Phase, the approval of such Development Budget shall require a Unanimous Board Resolution.
     9.2 Construction Budget. At least ninety (90) days prior to commencement of the Construction Phase, and at least ten (10) Business Days prior to the beginning of each calendar month during the Construction Phase, the Board shall approve, by Supermajority Board Resolution, a construction work program and expenditure budget (collectively, the “Construction Budget”) for the Phase I Facilities for the upcoming month, containing details of the construction and other activities and operations proposed to be conducted during such fiscal year, and approved expenditures therefor, together with a proposed Construction Budget for the upcoming twelve (12) month period (or if shorter, the remainder of the Construction Phase).
     9.3 Operating Budget.
          (a) At least ninety (90) days prior to the commencement of the Operations Phase, and at least ten (10) Business Days prior to the beginning of each calendar quarter thereafter, the Board shall approve by Supermajority Board Resolution, a forecast of revenue, a proposed operating plan, and an operating expenditure budget (collectively, the “Operating Budget”) for the upcoming quarter, containing details of the activities and operations to be conducted during such quarter and approved expenditures therefor, together with a proposed Operating Budget for the next twelve (12) month-period.
          (b) The Operating Budget shall:
          (i) identify estimated revenues from sales (including price and volume assumptions underlying such estimates) and otherwise;
          (ii) identify expenditures proposed or required to be made for capital projects approved in prior years;

          (iii) propose for approval expenditures for (A) new capital projects, (B) prepayments and scheduled loan repayments and other requirements under the Financing Agreements, and (C) operating expenses; and
          (iv) set forth with specificity the amount of dividends expected by the Board of Directors to be distributed by members of the Project Company Group during the next fiscal year.
     9.4 Expenditure in Excess of Budget. Except in the case of an emergency or other extraordinary circumstance requiring immediate action by HoldCo, no expenditure shall be made by HoldCo which is not included in a Budget or which in any fiscal year exceeds the Budget amount by ten percent (10%), and no series of expenditures which in the aggregate will exceed the total Budget by more than ten percent (10%) shall be made by HoldCo, in each case, unless approved by Supermajority Board Resolution.
ARTICLE X
FINANCIAL MATTERS; REPORTING AND INFORMATION
     10.1 Accounting; Fiscal Year; Tax Information.
          (a) The Project Company Group shall adopt the accrual method of accounting for financial reporting and income tax purposes, and shall keep (in addition to any books and accounts required under the Act or other Applicable Laws) books and records in accordance with GAAP applied on a consistent basis. Project Company Group members shall make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect all of their transactions. The records shall include monthly unaudited financial reports (including an income statement, balance sheet and statement of cash flows) prepared in accordance with GAAP prepared by or under supervision of the Board which shall be furnished to each of the Shareholders.
          (b) Unless modified by the Board, the fiscal year of the Project Company Group shall be the year ending December 31.
          (c) HoldCo shall furnish to each Shareholder such information concerning the Project Company Group and its operations as is required for each Shareholder and its Affiliates to prepare their tax returns on a timely basis.
     10.2 Annual Financial Statements and Auditing.
          (a) The books and records of the Project Company Group maintained under Section 10.1 shall be audited annually by a firm of independent accountants of international repute selected by Supermajority Board Resolution. The Board shall direct that the audit be completed on or before the ninetieth (90th) day following the end of each fiscal year of the Project Company Group and that the auditors provide drafts of the annual financial statements and their report thereon to each Shareholder prior to finalization thereof. The audit shall be in accordance with GAAP applied on a consistent basis. The audit under this Section 10.2(a) is in addition to any audit required under the Act or under Applicable Law with respect to any Subsidiary.
          (b) Financial statements shall be prepared on the accrual basis of accounting in accordance with GAAP (and, to the extent required pursuant to Applicable Law, generally accepted accounting principles in The Bahamas or, with respect to a Subsidiary, Applicable Law of the jurisdiction in which the Subsidiary is established) consistently applied, and shall be approved by Supermajority Board Resolution.
     10.3 Inspections and Other Information.
          (a) Each Class A Shareholder having a Voting Percentage of ten percent (10%) or more and/or each Class B Shareholder with ten percent (10%) or more of Class B Shares outstanding having, acting through its authorized representatives shall have, from time to time upon reasonable advance notice:
          (i) full and complete access to the directors of HoldCo, and the directors, officers and employees of each Subsidiary; and
          (ii) the right, at such Shareholder’s expense, to: (A) inspect, copy and retain copies of any the Project Company Group member’s books and records; (B) cause HoldCo to provide such financial or other information about HoldCo and the Subsidiaries in such detail and with such frequency as such Shareholder reasonably may require; (C) have HoldCo prepare financial statements of the Project Company Group, in such manner and by such date as such Shareholder may reasonably request (in addition to the financial statements provided for in Sections 10.1 and 10.2); (D) audit the books and records of HoldCo and each Subsidiary; and (E) inspect the plants, properties and physical assets of HoldCo or any Subsidiary.
          (b) All inspections, audits or other activities conducted by a Shareholder pursuant to this Section 10.3 shall be conducted so as to not unreasonably interfere with the conduct of the business of HoldCo or any Subsidiary.
          (c) Without limitation, the provisions of Article XVI shall be complied with in connection with actions undertaken and any information obtained pursuant to this Section 10.3.
     10.4 Development Reports. During the Development Phase, HoldCo shall cause the Project Company or any other relevant Subsidiary to furnish to each Shareholder a quarterly development report covering all Project development matters and any other matters requested by the Board.
     10.5 Construction Reports. During the Construction Phase, HoldCo shall cause the Project Company and any other relevant Subsidiary to furnish to each member of the Board a monthly construction report covering the matters set forth in Appendix 7-4 of Schedule Seven and any other matters requested by the Board.

     10.6 Operations Reports. During the Operations Phase, and in addition to the other reports required to be provided to the Board or Shareholders herein, HoldCo shall furnish (or cause to be furnished) the following quarterly reports regarding the Project Company Group to the Board:
          (a) analysis of variances from the then-current Budget;
          (b) projection of debt and equity needs for each of the next six months;
          (c) projection of dividends for each of the next six months;
          (d) an overall statement as to the status of the Project, including with particularity any matters that the Project Company CEO determines should be brought to the attention of the Board;
          (e) matters requiring action in the immediate future and an analysis of the status of such matters listed in prior quarterly reports; and
          (f) any other report related to the Project reasonably requested by the Board.
     10.7 Project Company Group Funds. Funds of the Project Company Group shall be held in the names of the respective Project Company Group members and shall not be commingled with those of any other Persons (other than members of the Project Company Group). Funds of the Project Company Group shall be used only for the business of the Project Company Group.
     10.8 Tax Returns. Each Shareholder, acting through its Representatives and at its expense, may review all income and other tax returns filed by HoldCo (if any). HoldCo shall provide to each Shareholder a preliminary copy of all income tax returns on or before the thirtieth (30th) day prior to the due date of the returns. Promptly after the filing of any such return with the appropriate Governmental Authority, HoldCo shall provide each Shareholder with a copy of the return, along with copies of proof of payment remitted in connection with the return.
     10.9 Exchange of Information. Each Shareholder and HoldCo shall provide to each other Shareholder and HoldCo copies of all reports, statements, documents and other written information that such Shareholder or HoldCo receives under or in connection with the Project or any Project Contract, in each case as soon as reasonably possible after receipt thereof; provided, however that no Shareholder shall be required to provide or be entitled to receive from HoldCo or another Shareholder, information concerning a Project Contract for which such Shareholder is an Interested Party.
     10.10 Compliance by Subsidiaries. HoldCo shall procure that the Subsidiaries adopt policies and procedures, make and keep books, records and accounts in accordance with the provisions of this Article X, and otherwise comply fully with all provisions of this Article X.
     10.11 Taxes; Domicile. HoldCo and the Shareholders shall take all necessary steps to organize the affairs of the Project Company Group so as to minimize the impact of taxation from various jurisdictions upon the Project Company Group and the Shareholders. Accordingly, the locations of the Project Company Group members will be domiciled in jurisdictions that are most beneficial to the Shareholders.
ARTICLE XI
DIVIDENDS AND RESERVES
     11.1 Distribution of Cash. There shall be no distribution of cash dividends prior to the Operations Phase. Except as set forth in Section 11.2, within sixty (60) days after the end of each calendar quarter or any relevant dividend distribution period specified in the Financing Agreements, the Board of Directors, by Ordinary Board Resolution, shall declare a dividend, and HoldCo shall distribute to the Class B Shareholders in proportion to the Fully Paid Class B Shares then held by each Class B Shareholder, and with no preference among the Class B Shareholders, any and all cash which HoldCo shall accrue and possess in excess of the amounts necessary to meet debt service requirements; current costs and reasonable accruals for periodic costs, in each case as provided for in the approved Budget; any amounts required to fund reserves established pursuant to Section 11.3, and any amounts required to be retained by the Financing Agreements; provided, however, that any distribution with respect to Class B Shares owned by a Defaulting Shareholder shall be retained by HoldCo, without accrual of interest, until such time as such Class B Shareholder is no longer a Defaulting Shareholder or such Class B Shares are Transferred by such Defaulting Shareholder in accordance with the terms of this Agreement. Any change or variation in the dividend policy of any Project Company Group member shall require Unanimous Board Resolution.
     11.2 Share Dividends. There shall be no distribution of dividends in the form of Class B Shares prior to the Operations Phase. Subject to the requirements of the Financing Agreements and to the extent permitted by Applicable Law, the Board of Directors may determine from time to time by Unanimous Board Resolution that the dividends required by Section 11.1 be payable to the Class B Shareholders in Class B Shares and in proportion to the Fully Paid Class B Shares then held by each Class B Shareholder (except as otherwise provided for in Section 5.5(d) with respect to a Defaulting Shareholder).
     11.3 Reserves. From time to time, the Board of Directors shall, by a Supermajority Board Resolution, establish reserves at levels deemed appropriate with respect to working capital and contingent liabilities of HoldCo, including all reserves needed to meet anticipated requirements under the Project Contracts as well as reserves required by the Financing Agreements, Applicable Law or the Budget; provided, however, that the establishment of any reserves in excess of an aggregate of Two Hundred Million Dollars ($200,000,000.00) shall require a Unanimous Board Resolution.
     11.4 Subsidiary Policies Concerning Dividends and Reserves. HoldCo shall procure that each Subsidiary adopts and implements policies concerning dividends and reserves consistent in all respects with the provisions of this Article XI.
ARTICLE XII

TRANSFERS AND ENCUMBRANCES OF SHARES; SPECIAL PURCHASE RIGHTS;
RIGHT OF SHAREHOLDERS TO WITHDRAW
     12.1 Restrictions on Share Transfers, Encumbrances and New Issues.
          (a) Notwithstanding any other provision of this Agreement, a Transfer of or an Encumbrance on Shares (including Escrowed Class B Shares) or an issuance of new Shares (or options or warrants for Shares or other instruments convertible into equity) of HoldCo may only be made in accordance with the provisions of this Agreement, the Act, the Organizational Documents and the Financing Agreements, and any other attempted Transfer, Encumbrance or issuance of Shares shall be void. It shall be a condition to the Transfer of Shares or issuance of Shares under any provision hereof to any Person not then a Shareholder, that such Person shall agree in writing:
          (i) to be bound by the provisions of this Agreement;
          (ii) in the case of a Transfer of all of the Shares of the transferring Shareholder, to assume all rights and obligations of the transferring Shareholder (and Affiliates thereof), or in the case of a Transfer of less than all of the Shares of the transferring Shareholder, to assume its proportionate share of all rights and obligations of the transferring Shareholder (and Affiliates thereof), under or with respect to (x) this Agreement and any other agreements between or among the transferring Shareholder and any of the other Shareholders (or Affiliates thereof), and (y) any agreement between such transferring Shareholder (and/or Affiliates thereof) and the Lenders (or any of the Lenders or any agent or agents on behalf of the Lenders);
          (iii) in the case of an issuance of new Shares, in addition to assuming its rights and obligations as a Shareholder under this Agreement, to assume its rights and obligations as a Shareholder under any other agreements between the Shareholders and HoldCo or any Subsidiaries, the Lenders, and any third parties, as determined by the current Shareholders prior to the admission of the new Shareholder; and
          (iv) in connection with any Escrowed Class B Shares issued for the account and in the name of the Transferring Shareholder, to execute together with the Transferring Shareholder any and all necessary documentation required to assign to such Person, and for such Person to assume, the Transferring Shareholder’s rights and obligations under the Escrow Agreement (including in respect of such Escrowed Class B Shares).
          (b) Except as provided in Article V or this Section 12.1, or Sections 12.2, 12.3 or 12.4, no Shareholder may Transfer any of its Shares unless:
          (i) such action is approved by all of the other Shareholders; or
          (ii) such Transfer is to an Affiliate of the transferring Shareholder,

          provided, however, that prior to the Final Investment Decision, the Initial Shareholders shall have the right to identify one or more strategic investors (each, a “Strategic Investor”, and collectively, the “Strategic Investors”) for admission as Class A Shareholder(s) and/or Class B Shareholder(s) and/or holder of Escrowed Class B Shares. The admission of (x) any Class A Shareholder(s) shall be subject to the approval by each Class A Shareholder in its sole discretion, and (y) any Class B Shareholder(s) and/or holder of Escrowed Class B Shares shall be subject to the approval by each Class A Shareholder, such approval of a Class A Shareholder not to be unreasonably withheld. The approved number of Class B Shares or Escrowed Class B Shares in HoldCo will be allocated to the Strategic Investor out of the Escrowed Class B Shares of the selling Initial Shareholder as set out in Schedule One. The Escrow Agent shall either: (a) if it receives the Capital Surplus from the Initial Shareholder or the Strategic Investor in respect of each Class B Share so acquired, release the Class B Shares in accordance with the terms of the Escrow Agreement or (b) with respect to the Escrowed Class B Shares as to which it does not receive Capital Surplus, retain such Shares as Escrowed Class B Shares but cause such Shares to be issued in the name of the Strategic Investor. The total Class A Shares to be issued to the Strategic Investors shall be a maximum aggregate of two (2). Upon receipt of its Class A Shares and/or Class B Shares, each such Strategic Investor shall, as a Class A Shareholder and/or a Class B Shareholder, have the same respective rights and obligations as any other Class A Shareholder or Class B Shareholder, as set forth in this Agreement and the Organizational Documents of HoldCo.
***
          (d) Any Transfer of Shares hereunder shall take effect as of the date of registration of such Transfer in the share register of HoldCo, and HoldCo shall not register any Transfer that does not comply with this Article XII, but the Shareholders and HoldCo agree promptly to take and cause to be taken any action necessary under the Organizational Documents of HoldCo, this Agreement and Applicable Law to effectuate and register any such Transfer that does so comply.
          (e) Subject to any other restrictions set forth in the Financing Agreements, any Shareholder may Encumber any or all of its Shares; provided that, any such Encumbrance shall be in favor of (i) the Lenders, if required pursuant to Section 17.2, or (ii) an Eligible Assignee.
          (f) Except as approved by a Shareholders’ Resolution, a Shareholder may not (i) Transfer its Shares unless it also Transfers to the transferee all (or, in the case of a transfer of

***   Omitted Information

only part of a Shareholder’s Shares, a proportionate part) of its Shareholder Loans or (ii) Transfer any of its Shareholder Loans unless it also Transfers to the transferee all or a proportionate part of its Shares.
          (g) The share certificates representing the Shares shall all bear the following legend in English:
“The transfer or encumbrance in any manner of the shares represented by this share certificate are restricted by and subject to the provisions of the Memorandum and Articles of Association of PNG LNG Inc. as well as a certain Shareholders’ Agreement, dated July 30, 2007, in each case, as amended from time to time.”
          (h) Any Transfer or subscription in respect of which the preceding conditions have not been satisfied shall be void.
          (i) Any purported Transfer except in accordance with the terms and provisions of this Agreement shall be null and void and of no force and effect, and the purported transferee shall have no rights or privileges in or with respect to HoldCo or the Shares purported to have been so Transferred. HoldCo shall refuse to recognize any such Transfer and shall not reflect on its records any change in record ownership of the Shares purported to have been so transferred, and each Shareholder agrees not to recognize any such Transfer or to reflect on its records any change in record ownership of the Shares purported to have been so transferred.
     12.2 Admission of New Shareholders. The admission of any Shareholder(s) (either before or after Financial Closing), other than pursuant to Article V or pursuant to a Transfer under Section 12.1(b), Section 12.1(c), Section 12.3 or Section 12.4, shall be decided by Shareholders’ Resolution.
     12.3 Preferential Purchase Rights.
          (a) If a Shareholder desires to Transfer any or all of its Shares and Shareholder Loans made by such Shareholder, it must first offer the other Shareholders the right to purchase such Shares and Shareholder Loans in accordance with Section 12.3(b); provided, however, that any offer under this Section 12.3(a) shall first be made to Class A Shareholders and, with respect to Subject Interests as to which no Class A Shareholder provides an Exercise Notice in accordance with Section 12.3(b), thereafter to all Class B Shareholders; and provided, further, that compliance with this Section 12.3 shall not be required in the case of a Transfer: (i) pursuant to Section 12.1(b) or Section 12.1(c); (ii) to a purchaser at the foreclosure of an Encumbrance granted pursuant to Section 17.2; or (iii) pursuant to Section 12.2.
          (b) Should any Shareholder at any time desire to Transfer any or all of its Shares and Shareholder Loans pursuant to an Offer from an unrelated Person (the “Potential Acquirer”) and subject to any applicable restrictions in the Financing Agreements (except in circumstances described in the proviso to Section 12.3(a)), such Shareholder (the “Transferring Shareholder”) shall promptly give notice thereof (the “Transfer Notice”) to HoldCo and the other Shareholders, provided that such Offer must provide solely for a cash purchase price in Dollars in order for the Transferring Shareholder to have any right to Transfer pursuant to this

Section 12.3. The Transfer Notice shall include a copy of the Offer and shall set forth in reasonable detail all relevant information with respect to the proposed Transfer, including the name and address of the Potential Acquirer, the cash purchase price, the Shares and Shareholder Loans that are to be the subject of the Transfer (collectively, the “Subject Interests”), and any other terms and conditions of the proposed Transfer. The other Shareholders shall have the preferential right to acquire the Subject Interests for the same purchase price and on the same terms and conditions as are set forth in the Transfer Notice, except as provided otherwise in this Section 12.3. Each Shareholder (other than the Transferring Shareholder) shall have fifteen (15) Business Days following receipt of the Transfer Notice in which to notify the Transferring Shareholder (with a copy to the other Shareholders) whether such Shareholder desires to exercise its preferential right. A notice in which a Shareholder exercises such right is referred to herein as an “Exercise Notice,” and a Shareholder that delivers an Exercise Notice is referred to herein as a “Purchasing Shareholder.” Any Shareholder that does not so deliver an Exercise Notice within such 15-Business Day period shall be deemed to have waived such right. If there is more than one Purchasing Shareholder, each Purchasing Shareholder shall participate in the purchase in proportion to its respective Contribution Obligation Percentage; provided that, if the Purchasing Shareholders do not agree in the aggregate to purchase all of the Subject Interests, then it shall be deemed that no Shareholder has delivered an Exercise Notice, and the Transferring Shareholder shall be free to proceed with the Transfer in accordance with Section 12.3(d) and Section 12.4.
          (c) If the preferential right is exercised in accordance with Section 12.3(b), the closing of such purchase shall occur at a location designated by the Purchasing Shareholder(s) on the first Business Day which is thirty (30) days after the expiration of the preferential right period (or if later, the fifth (5th) Business Day after the receipt of all Governmental Approvals required by Applicable Law). If such required Governmental Approvals are not obtained within a maximum period of two hundred and seventy (270) days following the expiration of the preferential right period, the Closing Actions shall not occur and, thereafter, the Transfer shall again become subject to the preferential right set forth in this Section 12.3. Subject to compliance with the applicable provisions of this Article XII, at the closing, the Closing Actions shall occur.
          (d) If no Shareholder delivers an Exercise Notice within the 15-Business Day period provided for above, the Transferring Shareholder shall have the right, subject to compliance with the applicable provisions of this Article XII, to Transfer the Subject Interests to the Potential Acquirer in accordance with the terms of the Transfer Notice and Section 12.4 for a period of ninety (90) days after the expiration of the aforesaid 15-Business Day period (or if later, a period ending five (5) Business Days after the receipt of all Governmental Approvals required by Applicable Law). If such required Governmental Approvals are not obtained within a maximum period of two hundred and seventy (270) days following the expiration of the aforesaid fifteen (15) Business Days, the Closing Actions shall not occur and, thereafter, the Transfer shall again become subject to the preferential right set forth in this Section 12.3. If, however, the Transferring Shareholder fails to so Transfer the Subject Interests within such period, the proposed Transfer shall again become subject to the preferential right set forth in this Section 12.3.

          (e) The Class A Shares of any Transferring Shareholder under this Section 12.3 shall be redeemed for an amount equal to One Dollar (US$ 1.00) per Class A Share and held by HoldCo as “treasury shares”.
     12.4 Tag-Along Rights.
          (a) Except in connection with a Transfer pursuant to Section 12.1(c), if (i) a Transferring Shareholder desires to Transfer ten percent (10%) or more of the Class B Shares of HoldCo in a single transaction or series of transactions, and (ii) no Shareholder has delivered an Exercise Notice within the period specified in Section 12.3 following receipt of the Transfer Notice, such Transferring Shareholder may execute a contract with the Potential Acquirer providing for the sale of the Subject Interests at the cash purchase price or any amount in excess of the cash purchase price set out in the Transfer Notice (the “Purchase Contract”). The Purchase Contract will expressly provide for the following rights of the Offerees under this Section 12.4.
          (b) Prior to the execution of the Purchase Contract, the Transferring Shareholder will deliver a written notice of such Purchase Contract (a “Notice of Proposed Transfer”) to the Offerees together with a draft of the Purchase Contract. Such Notice of Proposed Transfer will state that the Transferring Shareholder desires to make a sale pursuant to the terms of the Purchase Contract (a “Tag-Along Sale”) and be delivered no later than thirty (30) days prior to the end of the ninety (90) day period stated in Section 12.3(d).
          (c) Each Offeree will, in accordance with this Section 12.4, have the option to participate in such Tag-Along Sale in proportion to its Contribution Obligation Percentage. Each Offeree’s option to participate in a Tag-Along Sale will be exercisable by written notice delivered to the Transferring Shareholder not later than twenty-one (21) Business Days following such Offeree’s receipt of the Notice of Proposed Transfer (the “Tag-Along Notice”).
          (d) If any Offeree elects to participate in the Tag-Along Sale, then each such Offeree will have the right to require the Transferring Shareholder to include in any Tag-Along Sale, upon the same terms and conditions applicable to the Transferring Shareholder and as indicated in the Tag-Along Notice sent to the Transferring Shareholder, the number of Shares each Offeree wishes to include in such proposed Tag-Along Sale, which shall be determined as provided in clause (c) above.
          (e) Any Transfer in respect of which the preceding conditions have not been satisfied shall be void.
          (f) If the option to participate in a Tag-Along Sale is exercised in accordance with Section 12.4(c), the closing of such sale shall occur at a location designated by the Transferring Shareholder on the first (1st) Business Day which is thirty (30) days after the expiration of the Tag-Along Notice period (or if later, the fifth (5th) Business Day after the receipt of Governmental Approvals required by Applicable Law). If such required Governmental Approvals are not obtained within a maximum period of two hundred and seventy (270) days following the expiration of the Tag-Along Notice period, the Closing Actions shall not occur and, thereafter, the Transfer shall again become subject to the Tag-Along Sale option set forth in this Section 12.4. Subject to compliance with the applicable provisions of this Article XII, at the closing, the Closing Actions shall occur.
          (g) If no Offeree delivers a Tag-Along Notice within the 21-Business Days period provided for above, the Transferring Shareholder shall have the right, subject to compliance with the applicable provisions of this Article XII, to Transfer the Shares to the Potential Acquirer in accordance with the terms of the Notice of Proposed Transfer for a period of ninety (90) days after the expiration of the aforesaid 21-Business Days period (or if later, a period ending five (5) Business Days after the receipt of all Governmental Approvals required by Applicable Law). If such required Governmental Approvals are not obtained within a maximum period of two hundred and seventy (270) days following the expiration of the Tag-Along Notice period, the Closing Actions shall not occur and, thereafter, the Transfer shall again become subject to the Tag-Along Sale option set forth in this Section 12.4. If, however, the Transferring Shareholder fails to so Transfer the Subject Interests within such period, the proposed Transfer shall again become subject to the Tag-Along Sale option set forth in this Section 12.4.
     12.5 Special Purchase Rights in the Event of a Shareholder Change of Control.
          (a) If (i) a Shareholder shall cease to be an Affiliate of the Person that is the Ultimate Parent of such Shareholder on the Effective Date hereof or on any later date on which such Shareholder becomes bound by this Agreement pursuant to Section 12.1, as applicable (a “Change of Control”), or (ii) a Bankruptcy Action occurs in relation to a Shareholder or its Ultimate Parent (any such occurrence described in clause (i) or (ii) being referred to herein as a “Changed Circumstance”), such Shareholder (the “Changed Shareholder”) shall, by written notice (the “Change Notice”) to the other Shareholders (other than any Shareholder which is an Affiliate of the Changed Shareholder), offer to sell the Changed Shareholder’s Shares and Shareholder Loans to the Offerees for a cash purchase price in Dollars equal to the Fair Market Value of such Shares and Shareholder Loans. The Change Notice shall contain a description in reasonable detail of all circumstances relating to the Changed Circumstances and, if applicable, of the new Ultimate Parent of the Changed Shareholder. If a Shareholder becomes aware of alleged circumstances that, if true, constitute Changed Circumstances with respect to another Shareholder, but no Change Notice with respect thereto is given by such other Shareholder, the first Shareholder shall have the right to send a notice to such other Shareholder (with copies to all other Shareholders) setting forth such circumstances to the extent then known to the first Shareholder. If such other Shareholder does not, within thirty (30) days after the giving of such notice, provide evidence in reasonable detail to all other Shareholders that no Changed Circumstances have occurred with respect to such other Shareholder, then such other Shareholder shall be deemed to be a Changed Shareholder who provided a Change Notice on said thirtieth (30th) day.
          (b) The Offerees shall have the right, to be exercised by notice from the electing Offerees to the Changed Shareholder on or before the thirtieth (30th) day after the giving of the Change Notice, to purchase, in proportion to their respective Contribution Obligation Percentages or as otherwise agreed by such Offerees, all (but not less than all) of the Shares and Shareholder Loans of the Changed Shareholder.

          (c) The price for which the Offerees exercising the right to purchase shall be entitled to purchase such Shares and Shareholder Loans shall be the Fair Market Value of the Shares and Shareholder Loans of the Changed Shareholder, as determined in accordance with Section 12.8.
          (d) The closing of the acquisition of the Shares and Shareholder Loans with respect to which the special purchase rights set forth in this Section 12.5 have been exercised shall be consummated on the first (1st) Business Day after the thirtieth (30th) day after the determination of the Fair Market Value of such Shares and Shareholder Loans (or if later, within five (5) Business Days after the receipt of all Governmental Approvals required by Applicable Law), provided that any electing Offeree under Section 12.5(b) shall have the right, if it no longer desires to be an electing Offeree after the Fair Market Value is determined, to withdraw as an electing Offeree by so notifying the Changed Shareholder and the other electing Offerees within ten (10) Business Days after the Fair Market Value is determined, and in that case (if there are then any electing Offerees who have not so withdrawn) the other electing Offerees shall proceed with the purchase in accordance with this Section 12.5. If the required Governmental Approvals are not obtained within a maximum period of two hundred and seventy (270) days following the determination of the Fair Market Value, the Closing Actions shall not occur and, thereafter, the Shares and Shareholder Loans of the Changed Shareholder shall again become subject to the special purchase rights set forth in this Section 12.5 if the Changed Circumstance is continuing or a new Changed Circumstance has occurred.
          (e) The Class A Share of any Changed Shareholder under this Section 12.5 shall be redeemed for an amount equal to One Dollar (US$ 1.00) per Class A Share and held by HoldCo as “treasury shares”.
     12.6 Special Purchase Rights in the Event of a Violation of Section 13.3(a).
Without prejudice to any other remedies which HoldCo or the other Shareholders may have under this Agreement, at law or in equity, if a Shareholder’s representations and warranties under Section 13.3(a) are untrue or inaccurate when made, or if such Shareholder or a member of its Party Group takes any action relating to the Project which is in violation of such Shareholder’s representations, warranties or covenants under Section 13.3(a), or a violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Organization for Economic Cooperation and Development (“OECD”) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (“Convention”) signed on December 17, 1997, or other applicable ethics, anti-bribery, anti-corruption or similar law, in each case, relating to the Project, then such Shareholder shall be deemed to be a Defaulting Shareholder and the provisions of Sections 22.2(a) and (b) shall apply to such Shareholder. In such event, any non-defaulting Shareholder may, by giving notice to HoldCo and all Shareholders (including the Defaulting Shareholder), initiate the default buy-out procedures of Section 5.7 in relation to the Capital Interests of such Defaulting Shareholder, and such notice shall constitute a Buy-out Transaction Notice for purposes of Section 5.7. In the event of a violation of the representations and warranties under Section 13.3(a), the Parties hereby agree that the cure periods, if any, specified in Section 5.7 shall not apply.

     12.7 Right of Shareholders to Withdraw Prior to Financial Investment Decision; Consequences of Withdrawal.
          (a) If, prior to the date on which the FID Conditions have been satisfied or waived pursuant to Section 5.3(d), any Shareholder elects, in its sole discretion, to withdraw as a participant in the Project, or if, pursuant to Section 5.3(e) a Shareholder elects to take a Negative FID, then such Shareholder (a “Withdrawing Shareholder”) shall send a notice (the “Withdrawal Notice”) to HoldCo and all other Shareholders, which notice shall be delivered no later than the fifth (5th) Business Day prior to the date on which Shareholders are required by Section 5.3(e) to take a Final Investment Decision (“FID Date”).
          (b) If a Withdrawing Shareholder delivers a Withdrawal Notice under Section 12.7(a) prior to the start of the FEED, then, effective as of the date of withdrawal specified in the Withdrawal Notice, the non-Withdrawing Shareholders shall have the right (but not the obligation) to purchase all or part of such Withdrawing Shareholder’s Capital Interests and, subject to the terms and conditions of the Escrow Agreement, the rights to acquire such Withdrawing Shareholder’s Escrowed Class B Shares. In such event, the non-Withdrawing Shareholders shall mutually agree on the aggregate quantity of the Withdrawing Shareholder’s Capital Interests that the non-Withdrawing Shareholders will purchase and the portion that each such non-Withdrawing Shareholder will purchase which shall be their respective Contribution Obligation Percentages unless otherwise agreed by the non-Withdrawing Shareholders. If any such non-Withdrawing Shareholder fails to purchase its respective Contribution Obligation Percentage of such Capital Interests, then, the other non-Withdrawing Shareholders who have purchased their respective Contribution Obligation Percentages pursuant hereto shall have the right to purchase the unpurchased portion of such non-Withdrawing Shareholder (in accordance with their respective Contribution Obligation Percentages, or on such other basis as such non-Withdrawing Shareholders may mutually agree). Within ten (10) Business Days of receipt of the Withdrawal Notice, any non-Withdrawing Shareholder shall notify HoldCo and all other Shareholders of the Pro Rata portion of the Withdrawing Shareholder’s Capital Interests that it intends to purchase. The price at which the non-Withdrawing Shareholder shall purchase the Withdrawing Shareholder’s Capital Interests shall be an amount in Dollars, with respect to the Class B Shares, that is equal to (A) ninety percent (90%) of the aggregate sum of (x) an amount equal to the Capital Surplus multiplied by the total number of the Withdrawing Shareholder’s Class B Shares, and (y) any outstanding Shareholder Loans (other than Emergency Shareholder Loans) actually made to HoldCo by such Withdrawing Shareholder pursuant to any Capital Calls issued in accordance with Section 5.4 and (B) one hundred percent (100%) of any Emergency Shareholder Loans actually made to HoldCo by the Withdrawing Shareholder in accordance with Section 5.8, in each case, up to and including the date specified in the Withdrawal Notice.
          (c) If a Withdrawing Shareholder delivers a Withdrawal Notice under Section 12.7(a) after the start of the FEED but before the Final Investment Decision, then, effective as of the date of withdrawal specified in the Withdrawal Notice, the non-Withdrawing Shareholders shall have the right (but not the obligation) to purchase all or part of such Withdrawing Shareholder’s Capital Interests. In such event, the non- Withdrawing Shareholders shall mutually agree on the aggregate quantity of the Withdrawing Shareholder’s Capital Interests that the non-Withdrawing Shareholders will purchase and the portion that each non-Withdrawing Shareholder will purchase which shall be in accordance with their respective Contribution Obligation

Percentages unless otherwise agreed by the non-Withdrawing Shareholders. If any such non-Withdrawing Shareholder fails to purchase its portion of such Capital Interests, then, the other non-Withdrawing Shareholders who have purchased their respective Contribution Obligation Percentages pursuant hereto shall have the right to purchase the unpurchased portion of such non-Withdrawing Shareholder (in accordance with their respective Contribution Obligation Percentages, or on such other basis as such non-Withdrawing Shareholders may mutually agree). Within ten (10) Business Days of receipt of the Withdrawal Notice, any non-Withdrawing Shareholder shall notify HoldCo and all other Shareholders of the respective Contribution Obligation Percentage of the Withdrawing Shareholder’s Capital Interests that it intends to purchase. The price at which the non-Withdrawing Shareholder shall purchase the Withdrawing Shareholder’s Capital Interests shall be an amount in Dollars, with respect to the Class B Shares, that is equal to the total aggregate sum of (x) an amount equal to the Capital Surplus multiplied by the total number of the Withdrawing Shareholder’s Class B Shares, and (y) any outstanding Shareholder Loans (including Emergency Shareholder Loans) actually made to HoldCo by such Withdrawing Shareholder pursuant to any Capital Calls issued in accordance with Section 5.4 or Section 5.8, as the case may be, up to and including the date of withdrawal specified in the Withdrawal Notice.
          (d) The Class A Shares of any Withdrawing Shareholder under this Section 12.7 shall be redeemed a for a price equal to One Dollar (US$ 1.00) per Class A Share and held by HoldCo as “treasury shares”.
          (e) The closing of the sale and purchase transactions in sub-sections (b) and (c) of this Section 12.7 shall be consummated on the first (1st) Business Day following the thirtieth (30th) day after the giving of the Withdrawal Notice (or if later, five (5) Business Days after the receipt of all applicable regulatory and governmental approvals for the purchase). As a condition precedent to the consummation of such sale and purchase transactions, the Withdrawing Shareholder shall transfer any contractual rights, options, licenses or similar rights previously held by such Shareholder for the benefit of the Project Company Group to the Project Company Group, including, without limitation, any direct agreements with respect to Major Project Contracts, subject to the terms of the Financing Agreements.
          (f) In the event that the Non-Withdrawing Shareholders do not purchase all of the Shares and Shareholder Loans (and, if applicable, Emergency Shareholder Loans) of a Withdrawing Shareholder, the Withdrawing Shareholder shall be entitled to retain its remaining Shares. Subject to Applicable Law, such Withdrawing Shareholder shall:
     (i) retain all its rights, including the right to receive any dividends or other distributions from HoldCo with respect to its remaining Class B Shares, Shareholder Loans and Emergency Loans;
     (ii) lose the right to vote its Class A Share(s) (which shall be redeemed for a price equal to One Dollar (US$ 1.00) per Class A Share and held by HoldCo as “treasury shares” pursuant to Section 12.7(d)) and its appointees, if any, on the Board of Directors shall be deemed to have been removed from the Board of Directors (and, for the avoidance of doubt, the requirements for a quorum of the Board of Directors and all resolutions of the Board of Directors shall be calculated without inclusion of the Voting Percentage of such Withdrawing Shareholder); and
     (iii) have neither the right nor the obligation to fund additional Capital Calls or purchase any Escrowed Class B Shares or any additional Shares, but shall continue to be bound by its obligations under this Agreement, including all Transfer restrictions in this Agreement with respect to its remaining Shares.
     12.8 Determination of Fair Market Value. Under any provision of this Agreement providing for the determination of the Fair Market Value of any Shares, the following shall apply:
          (a) The Board of Directors shall attempt to agree on the Fair Market Value of the subject Shares, failing which, the Fair Market Value of the subject Shares shall be determined by an independent appraiser which has not performed any work for any Shareholder or any Affiliate of a Shareholder for a period of at least three (3) years (“Independent Appraiser”) selected by Supermajority Board Resolution.
          (b) If the Board has not agreed upon the selection of the Independent Appraiser within thirty (30) days after written request by any Party for a Fair Market Value determination (“FMV Determination Request”), then no later than thirty (30) days after delivery of the FMV Determination Request, the selling Shareholder on the one hand and the acquiring Shareholders on the other hand, shall each select an independent appraiser and the two so selected independent appraisers shall appoint a third independent appraiser to determine the Fair Market Value of the subject Shares within sixty (60) days of such appointment.
          (c) The Independent Appraiser or third independent appraiser shall be an internationally recognized firm of accountants, and shall be deemed to be acting as an expert and not an arbitrator. In determining Fair Market Value, the Independent Appraiser or independent third appraiser shall take into account all factors it considers to be relevant and shall apply generally accepted valuation methods (including discounted cash flows and profit multiples), but the valuation shall be of HoldCo as a whole and applied in proportion to the Class B Shares of the selling Shareholder compared to all Class B Shares. The written determination of Fair Market Value by the Independent Appraiser or third independent appraiser, as the case may be, shall be conclusive and binding upon the applicable Parties, except in the case of fraud or manifest error as determined by the unanimous agreement of the selling Shareholder and the acquiring Shareholders. All costs and expenses of the Independent Appraiser or the third independent appraiser shall be paid equally by the selling Shareholder on the one hand and the acquiring Shareholders on the other hand.
     12.9 Closing of Sales and Purchases of Shares.
          (a) The closing of each sale and purchase of Shares by a selling Shareholder to the other Shareholders under Sections 5.7, 12.3, 12.4, 12.5, 12.6 or 12.7 shall occur at the head office of HoldCo unless otherwise agreed, and at the closing, the Closing Actions shall occur. From and after the Closing Date, the selling Shareholder shall have no further obligations or liabilities with respect to the Shares sold under this Agreement, any of the Organizational

Documents of HoldCo, or any of the Project Contracts other than obligations and liabilities of the selling Shareholder: (a) accruing under or in connection with this Agreement prior to the Closing Date, (b) accruing prior to or after the Closing Date under or in connection with any Project Contracts to which the selling Shareholder is a Party and which are retained pursuant to Section 12.10, or (c) accruing prior to the Closing Date under or in connection with any Project Contract(s) to which the selling Shareholder is a party and which are not retained pursuant to Section 12.10. HoldCo and the other Shareholders hereby agree to indemnify, defend and hold harmless the selling Shareholder and the members of the selling Shareholder’s Party Group from and against any and all Claims which arise and accrue after the Closing Date and are asserted against, imposed upon or incurred by any of them under or in connection with this Agreement, the Project or any Project Contract (other than any Project Contracts which are retained pursuant to Section 12.10). For purposes of clarity, the selling Shareholder shall not be relieved of any obligations, liabilities or Claims which arise and accrue prior to the Closing Date, even if the existence thereof is known to HoldCo and the other Shareholders on or prior to the Closing Date.
     12.10 Disposition of Project Contracts. A Shareholder that withdraws from this Agreement (or is deemed to have withdrawn) by a Transfer of all of its Shares, shall continue to be bound by, and, as applicable, its Affiliates shall continue to be bound by, each Project Contract to which such Shareholder is or such Affiliates are a party, except to the extent the relevant Project Contract provides otherwise or the relevant parties to such Project Contract(s) agree otherwise.
     12.11 Amendment of Agreement. If the Shareholders determine, by a Shareholders’ Resolution, to admit any new Shareholders (other than the Strategic Investors pursuant to Section 12.1(b)), whether by the issuance of new Shares or Transfers of Shares held by existing Shareholders, the Parties acknowledge and agree that it may be necessary to restate and amend this Agreement in order to accommodate the admission of such new Shareholders.
     12.12 Escrowed Class B Shares. In the event of any Transfer or Encumbrance of Escrowed Class B Shares pursuant to this Article, such Shares shall remain in escrow subject to compliance with Section 5.4(b).
ARTICLE XIII
OBLIGATIONS OF THE PARTIES
     13.1 Compliance. Each Shareholder hereby expressly covenants and agrees that each such Shareholder shall, to the full extent allowable under Applicable Law, comply in full with, and each Class A Shareholder covenants and agrees that it shall cause each member of the Board of Directors and each alternate director nominated by it to comply in full with, the provisions of this Agreement, HoldCo’s Organizational Documents and the Act. Each Shareholder shall, and shall ensure that its Affiliates shall, refrain from acting in a manner which will hinder or prevent the Project Company Group from carrying on its business in a proper and reasonable manner or which will adversely affect the value of the Shares held by any Shareholder.
     13.2 Observance of Laws. The Project Company Group shall conduct its activities in compliance with, and each Shareholder shall and shall cause each member of its Party Group to,

conduct its activities in relation to the Project Company Group and the Project in compliance with, all Applicable Laws of any jurisdiction.
     13.3 Conduct Relative to Governmental Officials.
          (a) Each Party represents and warrants that neither such Party nor any of its Party Group:
     (i) has made or will make, directly or indirectly, in relation to HoldCo, any Subsidiary, or the Project, any payment, loan or gift (or any offer, promise or authorization of any such payment, loan or gift) of any money or anything of value to or for the use of: (A) any Government Official; (B) any political party or official thereof or any candidate for political office, or (C) any Person under circumstances in which such Person knew or had reason to know that all of or any portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Person named in items (A) and (B) above:
     (1) (x) for the purpose of influencing any act or decision of such official, political party or party official or candidate for political office in his or its official capacity; (y) inducing such official, political party, party official or candidate for political office to do or omit to do any act in violation of the lawful duty of such official, political party, party official or candidate for political office; or (z) secure any improper advantage; or
     (2) for the purpose of inducing such official, political party, party official or candidate for political office to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality in order to assist in obtaining or retaining business for or with, or directing business to, any Person; or
     (ii) is a Government Official, an official of a political party, or a candidate for political office in PNG.
          (b) Each Party agrees to promptly inform the other Parties of any allegations of improper payments made or authorized by such Party or any member of its Party Group in violation of this Section 13.3 and will fully assist the other Parties in investigating such allegations and remedying any violations, including cooperating with Governmental Authorities.
          (c) Each Shareholder agrees to keep, and HoldCo shall cause the Project Company Group to keep, accurate books and records, including a full record of all expenses incurred in connection with any business related to the Project Company Group or the Project and all related payments to third parties shall be supported by written, detailed invoices and procure that each member of the Project Company Group shall comply with the terms of Section 13.3(a).

          (d) The Shareholders agree that the duties of one of the members of the senior management of the Project Company shall be to implement an FCPA and OECD compliance program.
     13.4 Affiliate Transactions; Shareholder Conflicts of Interest.
          (a) HoldCo and any other member of the Project Company Group may negotiate, enter into, acknowledge, and deliver contracts and agreements with a Shareholder or an Affiliate of a Shareholder, provided that the terms and conditions of such contracts and agreements are at least as favorable to the Project Company Group as the terms and conditions that would be negotiated in an arm’s length transaction between informed and willing and unaffiliated Persons.
          (b) Notwithstanding any other provision of this Agreement, any Shareholder which is, or has an Affiliate which is, an Interested Party and the members of the Board of Directors which are appointed by such Shareholder, shall not be entitled to vote in respect of any matters constituting a Shareholder Conflict of Interest in respect of such Shareholder; provided, for the avoidance of doubt, that neither PacLNG nor any member of the Board of Directors appointed by it shall have its voting rights restricted in any manner pursuant to this Section 13.4(b), solely as a result of Clarion Finanz A.G.’s (or its Affiliates’) participation and/or interests in the transactions arising under or pursuant to that certain Amended and Restated Indirect Participation Agreement dated as of February 25, 2005, among InterOil Corporation and the Investors party thereto (as amended, supplemented or modified from time to time, the “IPI Agreement”). The Shareholder which is, or has an Affiliate which is, an Interested Party or the directors appointed by the Interested Party, shall be entitled to notice of the meeting of the Shareholders or Board of Directors, respectively, at which the matter constituting such Shareholder Conflict of Interest is to be discussed, but shall not be entitled to any supporting materials or documents relating to such matter and shall not be present during the portion of such meeting at which such matter is discussed. No other matters shall be discussed at such meeting unless such other matters have been set out in the agenda accompanying the notice of the meeting and the Interested Party or the directors appointed by the Interested Party, as applicable, have been given the opportunity to attend and vote on such other matters. An action by the Shareholders or the Board of Directors with regard to a matter which constitutes a Shareholder Conflict of Interest requires, as applicable, the approval of all the other Shareholders or by all directors other than the directors appointed by the Shareholder which is, or has an Affiliate which is Interested Party (excluding any Defaulting Shareholder or the directors appointed by any Defaulting Shareholder, but subject to Section 5.12).
     13.5 Competing Projects.
***

*** Omitted Information

***
          (b) ***
     13.6 Applicability to Subsidiaries. The Organizational Documents of each Subsidiary shall, to the maximum extent possible, conform to the provisions of this Article XIII and shall procure that each Subsidiary complies fully with Sections 13.2, 13.3 and 13.4.
     13.7 Agreement to File Notice of Agreement. It is understood and agreed to by each Party that Section 41(4) of the Act requires that written notice of this Agreement (being a “unanimous shareholders agreement”) together with the date of execution or termination thereof, as the case may be, shall be filed with the Registrar of Companies in The Bahamas within fifteen (15) Business Days after its execution or termination, as the case may be. Pursuant thereto, each Party hereby authorizes HoldCo to file such notice.
     13.8 Parent Company Guarantees. The Parties hereby agree that each of IOC and MLPLC shall have provided, on the Effective Date, a Parent Company Guarantee from its Ultimate Parent, in respect of its obligations under this Agreement. With respect to any subsequent Shareholder that is not its Ultimate Parent, the parent company guarantee shall be in form and substance satisfactory to the existing Shareholders.

*** Omitted Information

ARTICLE XIV
REPRESENTATIONS AND WARRANTIES
     14.1 In addition to any other representations and warranties hereunder, each Shareholder represents and warrants to the other Shareholders and HoldCo that:
          (a) it is a duly organized, validly existing entity of the type described in the introductory paragraph of this Agreement and is in good standing under the laws of the jurisdiction of its formation. It has all requisite corporate or other applicable power and authority to own the Shares and to enter into and to perform its obligations under this Agreement;
          (b) its execution, delivery and performance of this Agreement have been authorized by all necessary action on its part, and do not and will not (i) violate any law, rule, regulation, order or decree applicable to it or (ii) violate its Organizational Documents;
          (c) all consents, licenses, approvals and authorizations of, exemptions by or registrations with, any Governmental Authority required of it with respect to this Agreement have been obtained by it or made in order for this Agreement to be binding; are valid and existing and will not be contravened by the execution or performance of this Agreement;
          (d) it is not in violation of any law applicable to it which has or is reasonably likely to have a material adverse effect on its ability to perform its obligations under this Agreement;
          (e) this Agreement is a legal and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent enforceability is modified by bankruptcy, reorganization and other similar laws affecting the rights of creditors generally and by general principles of equity;
          (f) there is no litigation pending or, to the best of its knowledge, threatened to which such Shareholder or any of its Affiliates is a party that could reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement;
          (g) the execution, delivery and performance of this Agreement will not conflict with, violate or breach the terms of any agreement to which such Shareholder is a party or to which its assets are subject, and
          (h) it has not received notice that any Governmental Authority or any third Person has instituted or intends to institute any Actions or Proceedings which would:
     (i) make the transactions contemplated by this Agreement or any portion void, illegal or unenforceable; or
     (ii) impose conditions or obligations on the Parties with respect to any of the transactions contemplated by this Agreement that are material in the context of such transactions as a whole.

ARTICLE XV
LIABILITY OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY
     15.1 Liability of Directors and Officers; Indemnification by HoldCo.
          (a) No member of the Board of Directors, any alternate director, or any officer of HoldCo will be liable to HoldCo, the Shareholders or the other members of their respective Party Groups for any acts or omissions to the extent that such acts or omissions are Indemnified Acts. “Indemnified Acts” means the acts or omissions of any member of the Board or Directors, any alternate director, or any officer of HoldCo which were:
     (i) undertaken or omitted honestly, in good faith and in a manner such Person reasonably believed to be in the best interests of HoldCo and do not constitute Willful Misconduct, or
     (ii) within the scope of duties conferred upon such Person by this Agreement or the Organizational Documents, or delegated to such Person by the Shareholders or Board of Directors acting within the scope of authority granted to them by this Agreement or the Organizational Documents.
          (b) HoldCo shall indemnify, protect, defend, release and hold harmless the members of the Board of Directors, alternate directors, and the officers of HoldCo from and against any Claims asserted by or on behalf of any Persons (including any Shareholder) which relate to, arise out of, or are otherwise attributable to, directly or indirectly, any Indemnified Acts: provided that no director, alternate director, or officer of HoldCo shall receive exculpation or indemnity for its acts and/or liabilities which are not Indemnified Acts. The indemnity under this Section 15.1(b) shall apply notwithstanding the sole, joint, or concurrent negligence, fault or responsibility of the indemnified director, alternate director or officer.
          (c) The Parties agree that any and all liabilities, losses, costs, expenses or damages in respect of which HoldCo or any Shareholder shall have indemnified the Escrow Agent, pursuant to the terms and conditions set forth in the Escrow Agreement, shall be borne by the Shareholders, each in proportion to its Contribution Obligation Percentage.
     15.2 Limitation of Liability. Without prejudice to the provisions of Section 15.3:
          (a) for breach of any provision of this Agreement for which an express remedy or measure of damages is provided in this Agreement, such express remedy or measure of damages shall be the sole and exclusive remedy hereunder, and the obligor’s liability shall be limited as set forth in such provision, and all other remedies or damages are waived. If no remedy or measure of damages is expressly provided herein, except as provided in Section 15.2(b), the obligor’s liability shall be limited to direct actual damages only, and such direct actual damages shall be the sole and exclusive remedy hereunder, and all other remedies and damages are waived, and
          (b) except in the case of any losses, damages, or liabilities of a Party which are due to (i) the fraud, intentional misrepresentation or Willful Misconduct of a Party, or (ii) the

breach by any Party of its obligations under Section 13.3 or Section 13.5(b), no Party shall have any liability to any other Party or to any member of another Party’s Party Group, whether in contract or tort (including negligence), breach of statutory duty or otherwise, for any indirect, special, consequential loss or damages (which shall include for the purpose of this Agreement loss of income or profit or loss of any contract or business opportunity), exemplary or punitive damages which the other Party (or member of its Party Group) may suffer or incur, in relation to anything done or not done by the first-mentioned Party in the course of or in connection with the performance or operation of this Agreement, the Project or the activities or operations of the Project Company Group.
     15.3 Specific Performance. The Shareholders and HoldCo acknowledge that the harm that would be caused by a breach of this Agreement, including, without limitation, Article XIII, would be difficult, if not impossible, to calculate, and accordingly HoldCo, each Shareholder and its Affiliates shall be entitled to specific performance to compel compliance with the provisions of this Agreement, but nothing in this Section 15.3 shall amend or modify Article XIX or Article XX in any respect.
     15.4 Sovereign Immunity. Each Shareholder irrevocably waives all immunity (whether on the basis of sovereignty or otherwise) to which it may be or become entitled in relation to this Agreement and the transactions contemplated hereby, including immunity from jurisdiction, enforcement, prejudgment proceedings, injunctions and all other legal proceedings and relief, both in respect of itself and its assets, and consents to such proceedings and relief.
ARTICLE XVI
CONFIDENTIALITY
     16.1 Confidentiality; Confidential Information.
          (a) Except as hereinafter provided, each Party agrees, for itself and the other members of its Party Group (each, a “Recipient”), that each of them will:
     (i) use Confidential Information (as defined below) only with regard to the Project or the business of the Project Company Group (including in respect of a Shareholder, in connection with the exercise of its rights and obligations as a Shareholder), and not for any other purpose, and
     (ii) hold Confidential Information in confidence and will not disclose Confidential Information to any Person other than to (A) such Party’s other Party Group members who are directly concerned with the matters referred to herein or who have a legitimate business need to know such information; (B) another Party or to the members of another Party’s Party Group, or (C) attorneys, professional advisors or other representatives of a Party with respect to the business of the Project Company Group who are bound by a comparable confidentiality agreement or who are bound by a duty of non-disclosure of Confidential Information, and in the case of each (i) and (ii) above, without the prior written consent of the relevant Shareholder with respect to Shareholder Confidential Information, or the Board of Directors (by an Ordinary Board Resolution) with respect to HoldCo Confidential Information.
          (b) “Confidential Information” means any data, plans, reports, analyses, proposals or other information: (i) concerning a Shareholder or any of its Affiliates which is provided to or acquired by another Party or a member of its Party Group under or in connection with this Agreement or the activities contemplated hereunder prior to or after the Effective Date (“Shareholder Confidential Information”), or (ii) concerning HoldCo, any Subsidiary, or the Project (including the design, construction, configuration, operation or financing of the Project)
(“HoldCo Confidential Information”). Confidential Information includes written information generated by a Recipient (or any Person to whom a Recipient has disclosed Confidential Information) that contains, reflects, or is derived from Confidential Information. The term “written information” includes all information recorded or stored in a digital format on electronic, magnetic or optical media.
          (c) Confidential Information does not include: (i) information which was already lawfully in possession of the Recipient (or another member of the Party Group of which the Recipient is a member) at the time it obtained such information hereunder (as evidenced by written records) and was not acquired from any Person bound by confidentiality to another Party or any of its Affiliates; (ii) information which becomes publicly available other than as a result of a disclosure in violation of this Agreement, or (iii) information which is independently developed by Party or a member of its Party Group without the use of any Confidential Information.
          (d) Notwithstanding Section 16.1(a), any Recipient may disclose Confidential Information to the extent required to do so pursuant to Applicable Law or by valid and binding order of a Governmental Authority having competent jurisdiction; provided such Recipient shall, insofar as reasonably practicable, consult with the relevant Shareholder prior to disclosure of Shareholder Confidential Information, or consult with the Board of Directors prior to disclosure of HoldCo Confidential Information, and take account of such other Party’s or the Board’s reasonable requirements before making such disclosure. In addition, (i) any Shareholder may disclose HoldCo Confidential Information (A) to the extent required by the rules of any recognized national securities exchange upon which the Recipient or any of its Affiliates’ shares are listed, or (B) to a bank or other financial institution to the extent necessary for the Shareholder to arrange funding of its obligations under this Agreement provided such Persons have, prior to receiving HoldCo Confidential Information, executed and delivered to HoldCo a confidentiality agreement in form and substance reasonably satisfactory to the Board, and (ii) HoldCo may disclose Shareholder Confidential Information to a bank or other financial institution to the extent necessary for HoldCo to arrange funding of its obligations under this Agreement provided such Persons have, prior to receiving Shareholder Confidential Information, executed and delivered to the Shareholder a confidentiality agreement in form and substance reasonably satisfactory to the Shareholder.
          (e) Upon the termination of this Agreement, or at any earlier time upon written request from the relevant Party, all Shareholder Confidential Information shall be (i) returned by a Recipient to the relevant Shareholder, and all HoldCo Confidential Information

shall be returned by a Recipient to HoldCo, or (ii) destroyed with an appropriate written assurance that all copies have been destroyed; provided, however, that the legal department of a Shareholder may retain one copy of Confidential Information so long as it complies with the provisions of this Section 16.1 with respect to the information so retained.
          (f) Notwithstanding Section 16.1(a), in the course of making an offer to sell Shares to a third party (including the Strategic Investors), a Shareholder may disclose information concerning the Project Company Group or the Project to the third party, provided:
     (i) the Shareholder informs HoldCo and all other Shareholders of all information disclosed, and
     (ii) information is disclosed only after the third party has delivered to HoldCo a written agreement to comply with and be bound by the provisions of this Section 16.1 as if it were a Shareholder.
          (g) The provisions of this Section 16.1 are intended to benefit, and to be enforceable by, the Project Company Group, each Shareholder and its Affiliates, and the Affiliates of each Shareholder shall be deemed to be third party beneficiaries for the limited purpose of enforcing the provisions of this Section 16.1 with respect to such Affiliates’ Confidential Information.
          (h) The Shareholders recognize that HoldCo and/or the Subsidiaries may enter into more detailed and encompassing confidentiality agreements with third parties. Each Shareholder waives any right it may have to examine information subject to any such agreement unless and until it enters into an agreement to be bound by the same restrictions that bind HoldCo and/or the Subsidiary, as applicable.
     16.2 Duration of Confidentiality Obligations. Each Recipient’s obligations under Section 16.1 shall survive the termination of this Agreement for a period of two (2) years.
     16.3 Publicity. To the fullest extent possible in light of any applicable legal requirements, each Shareholder shall provide each of the other Parties with a copy of each public announcement or filing with, or notification to, any Governmental Authority concerning any member of the Project Company Group, the Project, or identifying or referring to another Shareholder or an Affiliate of another Shareholder in connection with the Project Company Group or the Project, prior to making or filing the same, and shall entertain in good faith suggestions from the recipient(s) regarding the announcement, filing or notification; provided that no such public announcement will be made unless agreed to in writing by each of the Shareholders, except as may be required by any stock exchange or similar regulatory authority.
ARTICLE XVII
ASSIGNMENTS
     17.1 Assignments. All the terms of this Agreement shall be binding on and inure to the benefit of the Parties, their permitted assigns and successors-in-interests. Except as provided in Section 17.2, the rights and obligations of a Shareholder under this Agreement may be assigned only in conjunction with a Transfer of Shares permitted under this Agreement. If a Shareholder ceases to own any Shares as a result of a transaction permitted by this Agreement, it shall cease to be a party to this Agreement and to have any liability to the other Shareholders and HoldCo hereunder (except as may be otherwise provided in the documentation with respect to such transaction); provided, however, that such Shareholder shall continue to be bound by the provisions of Section 13.5 and Article XVI and Article XIX, and it shall continue to remain liable for matters accruing prior to the time at which it ceases to be a Shareholder (regardless of whether such matters are discovered before or after it ceases to be a Shareholder).
     17.2 Permitted Assignments. Notwithstanding any other provision hereof, any Shareholder may collaterally assign its rights under this Agreement to the Lenders as required by any of the Financing Agreements.
ARTICLE XVIII
GOVERNING LAW
     18.1 This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed in accordance with the law of the State of New York, without reference to any provisions thereof which would require the application of the law of any other jurisdiction.
ARTICLE XIX
RESOLUTION OF DISPUTES
     19.1 Exclusive Means for Resolving Disputes. Except for (a) the resolution of a Management Deadlock or (b) any Non-Deadlock Unanimous Issue, any dispute, including a dispute concerning whether a Management Deadlock has occurred and/or is continuing, arising out of, in relation to, or in connection with this Agreement or the Organizational Documents of HoldCo, including any question concerning the existence, validity, interpretation, or termination hereof or thereof (each a “Dispute”) between or among two or more Shareholders or between one or more of the Shareholders and HoldCo shall be resolved exclusively in accordance with the provisions of this Article XIX, but subject always to the provisions of Section 15.2 and Article XVIII. For purposes of this Article XIX, each of the Parties who advocate the same position in regard to a Dispute shall be referred to as a “Disputing Party.”
     19.2 Negotiation. (a) The Disputing Parties shall endeavor to resolve any Dispute by negotiation. Any Dispute which remains unresolved thirty (30) days after any Disputing Party gives written notice of the existence of such Dispute, shall be settled by arbitration in accordance with the remaining provisions of this Article XIX.
     (b) All communications during any negotiation pursuant to this Section 19.2 are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence and any additional confidentiality and professional secrecy protections provided by Applicable Law.

     19.3 Arbitration. In the event the Disputing Parties are unable to amicably resolve a Dispute in accordance with Section 19.2, then such Dispute shall be finally settled under the Rules of Arbitration (“ICC Rules”) of the International Chamber of Commerce (“ICC”) in effect as at the Effective Date:
          (a) The place of arbitration shall be New York, New York.
          (b) The language of the arbitration shall be English.
          (c) There shall be three arbitrators, one nominated by the initiating Disputing Party in the request for arbitration, the second nominated by the other Disputing Party within thirty (30) days of receipt of the request for arbitration and the third, who shall act as chairman, nominated by the two Disputing Parties within thirty (30) days of notification by the ICC of the confirmation of the two party-appointed arbitrators. If any arbitrators are not nominated within these time periods, the ICC International Court of Arbitration shall make the appointments. If there are more than two Disputing Parties, Article 10 of the ICC Rules shall govern, except that the time frames set forth in this clause shall apply.
          (d) To the fullest extent permitted by Applicable Law, the Disputing Parties undertake to keep confidential all awards in their arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by another Disputing Party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a Disputing Party by legal duty, to protect or pursue a legal right or to enforce or challenge an award in legal proceedings before a court or other judicial authority.
          (e) The arbitrators are not authorized to make any decision or award ex aequo et bono but shall only apply New York law. The arbitrators shall have no authority to award treble, exemplary or punitive damages of any type under any circumstances, regardless of whether such damages may be available under Applicable Law. Each Party hereby waives any right to seek or recover treble, exemplary or punitive damages of any type with respect to any Dispute resolved by arbitration.
          (f) The arbitrators are authorized to include in their award an allocation to any Disputing Party of such costs and expenses, including attorneys’ fees, in such manner as the arbitrators shall deem appropriate.
          (g) The award shall be in writing and state the reasons upon which it is based. Any award shall be final, binding and enforceable against the Disputing Parties. Judgment on any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The Disputing Parties hereby waive any right to appeal such award on the merits or to challenge the award except on the grounds set forth in Article V(1) of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards.
          (h) A Disputing Party against which the arbitrators’ award assesses a monetary obligation shall pay that obligation on or before the thirtieth (30th) day following the award or such other date as the award may provide, which award shall be payable in cash in U.S. Dollars unless the award specifies a different currency.

          (i) An arbitral tribunal constituted under this Article XIX shall consolidate an arbitration hereunder with any other arbitration under this Agreement or related agreement, including under the Organizational Documents of HoldCo, if the arbitration proceedings raise common questions of law or fact. If two or more arbitral tribunals under these agreements issue consolidation orders, the order issued first shall prevail. The decision of such first arbitration tribunal on any issue of law or fact common to any/all of the agreements shall be binding in respect of such issue on any subsequent arbitration tribunal.
ARTICLE XX
MANAGEMENT DEADLOCK
     20.1 Management Deadlock. No Management Deadlock or Non-Deadlock Unanimous Issue shall be resolved by arbitration. “Management Deadlock” means the failure of (i) the Board of Directors to adopt a Unanimous Board Resolution with respect to any Deadlock Unanimous Issue, or (ii) the Class A Shareholders to adopt a Shareholders’ Resolution with respect to the matters specified in Section 20.3, in each case, after notice from a Class A Shareholder to all other Class A Shareholders that a Management Deadlock would result from such a failure. In the event of a Management Deadlock, the following provisions of this Article XX shall apply.
     20.2 Responsibility for Board Management Deadlock. If any director of the Board appointed by one Class A Shareholder (and no director appointed by any other Class A Shareholders) fail(s) to vote for or vote(s) against a proposed Unanimous Board Resolution in respect of a Deadlock Unanimous Issue, the Class A Shareholder that appointed such director of the Board shall be deemed to be a Withdrawing Shareholder and to have issued a Withdrawal Notice pursuant to Section 12.7(a) and the other provisions of Section 12.7(b) shall apply accordingly.
     20.3 Responsibility for Shareholder Deadlock. If any Class A Shareholder (and no other Class A Shareholder) fail(s) to vote for or vote(s) against a proposed Shareholders’ Resolution in respect of (i) the determination to proceed with the FEED, or (ii) the adoption of the FID Recommendation, such Class A Shareholder shall be deemed to be a Withdrawing Shareholder and to have issued a Withdrawal Notice pursuant to Section 12.7(a) and the other provisions of Section 12.7(b) shall apply accordingly.
ARTICLE XXI
TERM; DISSOLUTION AND WINDING UP
     21.1 Term of Agreement; Survival of Provisions.
          (a) The term of this Agreement shall commence as of the Effective Date and shall terminate, subject to the provisions of Section 21.1(b), upon the occurrence of any of the following events: (a) the date of completion of the winding up of HoldCo in accordance with Section 21.2, or (b) the date on which only one Shareholder shall hold Shares.

          (b) The termination of this Agreement shall not relieve any Party of any of its liabilities or obligations arising and accruing under or in connection with this Agreement prior to such termination. Notwithstanding Section 21.1(a), the provisions of Sections 10.3, 10.8, 15.1, 15.2, 15.4, 21.2, 23.1, 23.2, 23.3, 23.4 and this Section 21.1(b), and the provisions of Article XVI, Article XVIII, and Article XIX, shall survive the termination of this Agreement for the periods set forth therein, or if no such period is provided, for an indefinite period.
     21.2 Dissolution and Winding Up.
          (a) The Shareholders may agree in writing to dissolve and wind up HoldCo on such terms and conditions as they shall determine and in accordance with the Articles of Association and the Act.
          (b) Unless otherwise agreed by the Shareholders, upon dissolution of HoldCo, the Person or Persons designated by the Shareholders, including the Shareholders or the Board acting as a whole (in either case being referred to herein as the “Liquidating Party”) shall wind up HoldCo, cause its assets to be sold and apply the proceeds in the following order:
     (i) first, to the payment of creditors, including the Class B Shareholders and their Affiliates to the extent they are creditors;
     (ii) second, to the establishment of any reserves that the Liquidating Party, in accordance with sound business judgment, deems reasonably necessary to provide for the payment when due of any contingent or unforeseen liabilities or obligations of the Parties in connection with HoldCo, which reserves are to be paid over to a trustee or escrow agent to be held for purposes of distributing such reserves in payment of the aforesaid contingencies and distributing the balance of such reserves, if any, in the manner provided herein upon the expiration of such period as the Liquidating Party may deem advisable; and
     (iii) third, upon receipt by the Class B Shareholders of a final accounting statement prepared by the auditors regularly engaged by HoldCo (acting as experts, not arbitrators), whose determination shall be final, conclusive and binding on such Class B Shareholders, to the Class B Shareholders in proportion to the Class B Shares then held by them.
During the winding-up process, the Class B Shareholders shall continue to share HoldCo’s distributions in accordance with this Agreement. HoldCo’s assets shall be liquidated as promptly as possible, but consistent with obtaining a fair value therefor, and the proceeds, to the extent available, shall be applied and distributed by HoldCo on or before the end of the tax year of such liquidation in the order provided above. No Class B Shareholder shall have any obligation whatsoever upon liquidation of HoldCo or in any other event, to contribute all or any portion of any negative net worth to HoldCo, to any other Shareholder, or to any other Person.

ARTICLE XXII
DEFAULTS
     22.1 Defaults. Other than as specified in this Agreement (including in Section 5.5) with respect to a failure to meet a Capital Call, if at any time there exists any other non-payment Default with respect to a Shareholder, any non-Defaulting Shareholder may notify the Board of Directors, the Defaulting Shareholder and the other non-defaulting Shareholders of the occurrence of such Default (the “Notice of Default”). Upon receipt of such Notice of Default, the Defaulting Shareholder shall have a period of forty-five (45) Business Days to cure such Default (other than with respect to non-payment Defaults arising under Section 13.3 for which there is no cure) (the “Cure Period”). If, at any time prior to the expiration of the Cure Period, the Defaulting Shareholder disputes the existence of a Default, then the Shareholders may submit such Dispute to arbitration pursuant to Article XIX. In such event and at all times prior to the resolution of such Dispute, the business and affairs of HoldCo, the Project Company and any other Subsidiary shall continue to be conducted on the basis of the status quo prior to the commencement of the dispute resolution proceedings.
     22.2 Consequences. If, at the end of the Cure Period and in the absence of any dispute as to whether a Default has occurred or not, the Defaulting Shareholder has not cured such Default, then the provisions of Section 5.7 shall apply and:
          (a) Commencing on the expiration of the Cure Period, and notwithstanding the provisions of Article XII to the contrary, a Defaulting Shareholder shall be prohibited from Transferring its Shares to any Person without the express written consent of the Board of Directors until such time as such Shareholder shall cease to be a Defaulting Shareholder or such time as such Defaulting Shareholder’s entire Capital Interest has been purchased in a Buy-out Transaction in accordance with Section 5.7.
          (b) All non-defaulting Shareholders and HoldCo shall have all other rights against the Defaulting Shareholder available under this Agreement and under Applicable Law. Without limiting the preceding sentence and except as required by Applicable Law and Section 5.12:
     (i) a Class A Shareholder that is a Defaulting Shareholder shall not be entitled to exercise any voting rights as a Class A Shareholder as long as such Class A Shareholder is a Defaulting Shareholder, and during such period, any Shareholders’ Resolutions may be passed by the vote of the non-defaulting Class A Shareholders;
     (ii) appointee(s) on the Board of Directors of a Class A Shareholder that is a Defaulting Shareholder shall be deemed to have been removed from the Board of Directors and, without limitation, shall not be entitled to exercise any voting rights during the period of the Default (and, for the avoidance of doubt, the requirements for a quorum of the Board of Directors and all resolutions of the Board of Directors shall be calculated without inclusion of the Voting Percentage of the Class A Shareholder that is a Defaulting Shareholder); and

     (iii) a Class B Shareholder that is a Defaulting Shareholder shall not be entitled to receive any dividends or other distributions from HoldCo (which dividends and distributions shall be retained by HoldCo) during the period of the Default or until a Buy-out Transaction occurs, and no interest shall accrue on any such amounts not distributed to the Class B Shareholder that is a Defaulting Shareholder during the period of the Default.
          (c) Upon expiration of the Cure Period, a Defaulting Shareholder’s right to cure the Default shall be extinguished, and such Defaulting Shareholder may thereafter cure such Default and cease to be a Defaulting Shareholder only upon the written agreement of each non-defaulting Shareholder.
ARTICLE XXIII
MISCELLANEOUS PROVISIONS
     23.1 Notices. All notices, requests, consents, or other communications required or permitted to be given under this Agreement must be in writing and are effective (a) on actual receipt by the addressee if personally delivered (including delivery against a written receipt by an internationally recognized overnight air courier) to the address set forth in Schedule Eight, or (b) on transmission (with written confirmation of receipt, whether from the transmitter’s machine or otherwise) to the addressee if transmitted by facsimile to the number set forth in Schedule Eight during normal business hours of the addressee on a Business Day (or if transmitted outside such hours, as of the opening of business of the addressee on the next Business Day).
     23.2 Change of Address for Notices. Any Party may change the address, facsimile number, or name of the Person to which notices are to be directed to it by notice to the other Parties in the manner specified above.
     23.3 Expenses. Each Shareholder will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement, the Project (except as provided for in any Project Contract), and the transactions contemplated by this Agreement.
     23.4 Interest. Unless otherwise specifically provided hereunder, if any amount payable under this Agreement is not paid on or before the date due, the Person liable for the payment shall pay interest on the amount not paid from and including the date it was due to (but excluding the date actually paid) at a rate per annum equal to the Specified Rate.
     23.5 Further Assurances. Subject to Applicable Laws, each Shareholder and HoldCo shall take all additional actions and shall execute all other and further deeds and documents as are necessary or appropriate to give full effect to the provisions of this Agreement.
     23.6 No Further Relationships. Nothing contained in this Agreement or the execution hereof shall constitute a partnership among the Shareholders. No Party is the agent or of any other Party and no Shareholder is authorized to take any action on behalf of any other Party except as expressly provided in this Agreement, a Shareholders’ Resolution, or a duly authorized and executed written agreement between the relevant Parties.

     23.7 Conflict of Terms. If the terms of this Agreement and the terms of the Organizational Documents of HoldCo shall at any time be in conflict, the Shareholders shall endeavor to amend the HoldCo Organizational Documents so as to reflect the terms of this Agreement, so far as permitted by Applicable Law. If the terms of this Agreement and the terms of the Escrow Agreement shall at any time be in conflict, the terms of this Agreement will prevail.
     23.8 Entire Agreement. Except for (a) the Project Contracts, (b) any agreements executed by the Parties of even date herewith, and (c) the HoldCo Organizational Documents, this Agreement supersedes any prior agreements and undertakings, oral or written, among the Parties or any of them with respect to the subject matter of this Agreement, including that certain Memorandum of Understanding dated May 4, 2006 between IOC, MLPLC and PacLNG, as amended from time to time; provided, however, that the Parties acknowledge and agree that certain provisions of the Share Purchase Agreement, as expressly provided therein, are continuing obligations that survive the termination of the Share Purchase Agreement and the execution and delivery of this Agreement, and remain in full force and effect in accordance with their terms, and each of the Parties hereby ratifies and confirms such surviving provisions of the Share Purchase Agreement.
     23.9 Amendments. An amendment or modification of this Agreement shall be effective and binding on the Parties only if it is in writing and signed by the duly authorized Representatives of all of the Shareholders.
     23.10 Waivers. Any waiver, express or implied, by any Party of any right under this Agreement or of any breach by another Party shall not constitute or be deemed as a waiver of any other right or any other breach, whether of a similar or dissimilar nature to the right or breach being waived. A waiver shall only be effective if expressly set forth in writing and signed by the duly authorized representative of each Party to be bound thereby.
     23.11 No Third Party Beneficiaries. Except as provided in Section 15.1 and 16.1(g), this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and shall not be deemed to confer upon or give to any other Person, including any Lender or other creditor, any remedy, claim, reimbursement, cause of action or other right.
     23.12 Severability. If any of the provisions of this Agreement are held to be invalid or unenforceable under the Applicable Law of any relevant jurisdiction, the remaining provisions shall not be affected, and any such invalidity or unenforceability shall not invalidate or render unenforceable that provision in any other jurisdiction. In such event, the Parties agree that the provisions of this Agreement shall promptly be modified and reformed so as to effect the original intent of the Parties as closely as possible with respect to those provisions that were held to be invalid or unenforceable.
     23.13 Counterparts. This Agreement may be executed in two or more counterparts and by facsimile, email or similar electronic transmission, each of which shall be deemed an original, but all of which constitute but one agreement.

     IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the Effective Date.

INTEROIL LNG HOLDINGS, INC

By:

Name:

Title:

MERRILL LYNCH PNG LNG CORP.

By:

Name:

Title:

PACIFIC LNG OPERATIONS LTD.

By:

Name:

Title:

ACKNOWLEDGED AND AGREED TO:
PNG LNG, INC. acknowledges and agrees to
be bound by, and to discharge, its obligations to
the extent set forth in this Agreement.
PNG LNG, INC.
By:
Name:
Title:

SCHEDULE ONE
Initial Authorized Share Capital
***
Part II: Escrowed Class B Shares

Escrowed Class B Shares	75,992,339
Part III:
***

Part IV:	Initial Shareholders; Voting Percentages and Ultimate Parents of the Initial Shareholders

	Number of Issued Class A
Initial Shareholder	Shares	Voting Percentage	Ultimate Parent
MLPLC	2 Class A Shares	40%	Merrill Lynch & Co., Inc.
IOC	2 Class A Shares	40%	InterOil Corporation
PacLNG	1 Class A Share	20%	N/A
Total	5 Class A Shares	100%	N/A

*** Omitted Information
Schedule One

SCHEDULE TWO
Initial Members of the Board of Directors

Name of Director	Name of Alternate Director	Appointing Shareholder
Phil E. Mulacek	Collin Visaggio	IOC
Christian Vinson	Neil Dolinsky	IOC
Rob Jones	Brad Hitch	MLPLC
Dick Jefferis	Dennis Albrecht	MLPLC
Carlo Civelli	Mark R. Holcombe	PacLNG
Schedule Two

SCHEDULE THREE
***

*** Omitted Information
Schedule Three

SCHEDULE THREE A
***

*** Omitted Information
Schedule Three A

***

*** Omitted Information
Schedule Three A

***

*** Omitted Information
Schedule Three A

SCHEDULE FOUR
Matters Requiring Approval by Supermajority Board Resolution
***

*** Omitted Information
Schedule Four

***

*** Omitted Information
Schedule Four

SCHEDULE FIVE
Form of Shareholder Loan Note (Section 5.6(d))

[Date]	New York, New York
FOR VALUE RECEIVED, the undersigned, PNG LNG, Inc., a company duly organized under the laws of The Commonwealth of the Bahamas, (“Payor”) promises to pay to the order of [SHAREHOLDER] (“Holder”), a                      corporation duly organized under the laws of                     , or the Permitted Transferee thereof, at the office of Payor,                     , in lawful money of the United States of America, the principal amount of $                      on                      (the “Stated Maturity Date”), and to pay interest thereon at the rate of [•] per annum from the date of the issuance of this Loan Note or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, as the case may be, until the Stated Maturity Dates or such other date on which this Loan Note becomes due and payable as provided for herein (“ Maturity”).
     Interest shall be computed for such period on the basis of the actual number of days elapsed in a 360-day year. Interest at such rate shall be payable in arrears on each March 1, June 1, September 1 and December 1 (or, if any such day is not a Business Day, the next succeeding Business Day) (each an “Interest Payment Date”), and at Maturity. Interest shall be payable at the rate of [•] per annum on any overdue principal and on any overdue interest, or if less, the maximum interest rate permitted by Applicable Law. This Loan Note has been issued pursuant to Section 5.6(d) of the Agreement (as hereinafter defined).
1. Definitions. Terms that are used in this Loan Note and not otherwise defined herein shall have the meanings set forth in the Shareholders’ Agreement PNG LNG, Inc. dated July 30, 2007, among InterOil LNG Holdings, Inc., Pacific LNG Operations Ltd., Merrill Lynch PNG LNG Corp. and PNG LNG, INC., as the same may be amended, varied or supplemented from time to time (the “Agreement”), which Agreement is incorporated herein by reference. As used herein, the following terms are defined as follows:
“Debt” means all (i) indebtedness for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all purchase money obligations, (v) all capitalized lease obligations, (vi) obligations under currency hedge agreements and interest rate hedge agreements, and (vii) all guaranty, surety and security obligations.
“Event of Default” means the occurrence of a Bankruptcy Action with regard to Payor.
“Senior Debt” means any Debt of Payor outstanding on the date hereof or Debt thereafter created, incurred, assumed or guaranteed by HoldCo and all renewals, extensions and refunding thereof, and all obligations with respect thereto, other than any Debt that expressly provides that it is pari passu with or subordinated to this Loan Note.
Schedule Five

2. Payments: Prepayment.
(a) Payor shall have the right to prepay the principal amount of this Loan Note upon five (5) Business Days’ notice, together with accrued and unpaid interest thereon, in whole or in part, without penalty or premium.
(b) To the extent that funds are not available for distribution under Section 11.1 of the Agreement, HoldCo may defer payment of any interest on this Loan Note that is otherwise due and payable on an Interest Payment Date, and such interest shall not be due and payable until the earlier of (i) the next succeeding Interest Payment Date, (ii) Maturity and (iii) in the case of any Loan Amount, upon the payment or prepayment thereof (but only on the principal amount so paid or prepaid). HoldCo may defer the payment of interest pursuant to this paragraph as often as may be required by the Board of Directors.
3. Legal and Binding Effect. Payor hereby certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of this Loan Note, and to constitute this Loan Note as the legal, valid and binding obligation of the Payor, enforceable in accordance with the terms hereof, have been done and performed and happened in compliance with Applicable Law.
4. Severability. Any provision of this Loan Note that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability (but construed and given effect to the extent possible), without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction or the application thereof to any Person or circumstance, and neither the remainder of this Loan Note nor the application of such provision to other Persons or circumstances shall be affected thereby, but rather, the same shall be enforced to the greatest extent permitted by law.
5. Default. Upon the occurrence of any Event of Default, this Loan Note shall become forthwith due and payable both as to principal and interest, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Payor (to the extent permitted by law).
6. Subordination. Subject to the applicable terms of the Financing Agreements, the payment of the principal of and interest and any other amount due on this Loan Note shall be subordinated and subject in right of payment to the prior payment in full in cash of any Senior Debt of the Payor, whether outstanding on the date hereof or hereafter incurred.
7. Waiver. The Payor waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Loan Note.
8. Costs of Collection and Attorney’s Fees. If collection procedures are ever commenced, by any means, including legal proceedings or through bankruptcy or probate court, or if this Loan Note is placed in the hands of an attorney for collection after default or maturity, Payor agrees to pay all costs of collection or attempted collection, including but not limited to reasonable attorney’s fees.
Schedule Five

9. Applicable Law. This Loan Note shall be governed and construed, and all rights and obligations hereunder shall be determined, in accordance with the laws of the State of New York, U.S.A. without regard to any provision thereof which would require the application of the law of any other jurisdiction.
10. No Waiver by Holder. No delay on the part of Holder in the exercise of any power or right under this Loan Note shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or exercise of any other power or right. Enforcement by Holder of any security for the payment hereof shall not constitute an election by Holder of remedies so as to preclude the exercise of any other remedy available to Holder.
Executed and delivered by the undersigned this day                     ,                     .

PNG LNG, INC.

By:

Name:

Title:

Schedule Five

SCHEDULE SIX
Form of Loan Note Pursuant to Sale by a Defaulting Shareholder (Section 5.7(c))

[Date]	New York, New York
FOR VALUE RECEIVED, the undersigned, [name of purchasing shareholder], a [                     organized under the laws of                     ](“Payor”), promises to pay to the order of [DEFAULTING SHAREHOLDER], a [corporate organization] (“Holder”), or its assigns, the sum of the principal amount of $                     in lawful money of the United States of America (the “Loan”), without any interest thereon. Each payment of the Loan shall be in an amount equal to the amount of Distributable Cash (as hereinafter defined) and will be made within (30) days of the receipt by Payor of such Distributable Cash. This Loan Note has been issued pursuant to Section 5.7(c) of the Agreement (as hereinafter defined).
1. Definitions. Terms that are used in this Loan Note and not otherwise defined herein shall have the meanings set forth in the Shareholders’ Agreement PNG LNG, Inc., dated July 30, 2007, among InterOil LNG Holdings, Inc., Pacific LNG Operations Ltd., Merrill Lynch PNG LNG Corp. and PNG LNG, INC., as the same may be amended, varied or supplemented from time to time (the “Agreement”), which Agreement is incorporated herein by reference. As used in this Loan Note, the following terms are defined as follows:
“Distributable Cash” means amounts actually received by Payor from HoldCo in respect of dividends and interest on the Defaulted Capital Interests purchased from the Holder.
“Event of Default” means the occurrence of a Bankruptcy Action with regard to Payor.
2. Default. Upon the occurrence of any such Event of Default, Holder may declare the principal amount of this Loan Note then outstanding to be forthwith due and payable, whereupon the principal hereof shall become forthwith due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Payor (to the extent permitted by law).
3. Legal and Binding Effect. Payor hereby certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of this Loan Note, and to constitute this Loan Note as the legal, valid and binding obligation of Payor, enforceable in accordance with the terms hereof, have been done and performed and happened in compliance with Applicable Law.
4. Severability. Any provision of this Loan Note that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability (but construed and given effect to the extent possible), without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction or the application thereof to any Person or circumstance, and neither the remainder of this Loan Note nor the application of such provision to other Persons or
Schedule Six

circumstances shall be affected thereby, but rather, the same shall be enforced to the greatest extent permitted by law.
5. Waiver. The Payor waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Loan Note.
6. Costs of Collection and Attorney’s Fees. If collection procedures are ever commenced, by any means, including legal proceedings or through bankruptcy or probate court, or if this Loan Note is placed in the hands of an attorney for collection after default or maturity, Payor agrees to pay all costs of collection or attempted collection, including but not limited to reasonable attorney’s fees.
7. Applicable Law. This Loan Note shall be governed and construed, and all rights and obligations hereunder shall be determined, in accordance with the laws of the State of New York, U.S.A. without regard to any provisions thereof which would require the application of the laws of any other jurisdiction.
8. Prepayment. Payor shall have the right to prepay this Loan Note at any time and from time to time, in whole or in part, without penalty or premium.
9. No Waiver by Holder. No delay on the part of Holder in the exercise of any power or right under this Loan Note shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or exercise of any other power or right. Enforcement by Holder of any security for the payment hereof shall not constitute an election by Holder of remedies so as to preclude the exercise of any other remedy available to Holder.
Executed and delivered by the undersigned this day                     ,                .

[PAYOR]

By:
Name:
Title:

Schedule Six

SCHEDULE SEVEN
Project Principles; Shareholders’ Phase I Responsibilities; Shareholder Project
Committee;
1. Project Principles.
     (a) The Project Company (or other Subsidiaries) will be the owner(s) of the Phase I Facilities, and will be responsible for obtaining third-party debt financing therefore and entering into the Financing Agreements.
     (b) The Project Company (and/or other Subsidiaries) will be responsible for the design, engineering, procurement, construction, commissioning, testing, start-up, operation and maintenance of the Phase I Facilities.
     (c) Upon receiving requisite approvals from the Board as applicable, the Project Company (or another Subsidiary, as applicable) will enter into the Project Contracts and any other agreements deemed necessary by the Project Company Board (or other relevant Subsidiary Board) for the development or construction of the Phase I Facilities; the purchase of feedstocks, equipment, materials, supplies and services; or the transportation, marketing, or sale of products produced thereby
     (d) The Project Company or another Subsidiary will be responsible for the operation and maintenance of the Phase I Facilities, and with the prior approval of the Board, may enter into operations and maintenance agreements with one or more third party(ies) (including any Shareholder or a Shareholder’s Affiliate);
     (e) All natural gas requirements for the Phase I Facilities will be purchased by the Project Company or another Subsidiary from producers within PNG (including the Shareholders) pursuant to gas supply agreements approved by the Board, with priority to Shareholders or their Affiliates.
     (f) The Project Company or another Subsidiary will own all products produced by the Phase I Facilities and will enter into purchase and sales agreements approved by the Board.
2. Shareholder Phase I Responsibilities.
     (a) Strategic Investors. Pursuant to Section 12.1(b) of the Agreement, PacLNG, IOC and MLPLC will identify Strategic Investors to participate in the Project and acquire up to two (2) Class A Shares and a to-be-agreed number of Escrowed Class B Shares.
     (b) Financing. During the Development Phase, Merrill Lynch & Co., or an Affiliate designated by it, will have primary responsibility for assisting the
Schedule Seven

Project Company and/or relevant Subsidiary(ies) in arranging debt financing in connection with the construction of the Phase I Facilities, with the objective of obtaining funds on the most advantageous terms available on a non-recourse or limited recourse basis. Such financing will be subject to approval by the Project Company and will be subject to separate documentation. If requested, Merrill Lynch & Co. will also assist the PNG Government in obtaining debt financing for the PNG Government’s funding obligations under the Project Company Shareholders’ Agreement during the Development and Construction Phases. Merrill Lynch & Co. or its Affiliate will be entitled to charge competitive market fees for providing all such assistance, and the financing expenses associated with arranging the Project Company debt will be borne by the Project Company.
     (c) Gas Supply. IOC will have the right and obligation to supply natural gas for at least two (2) trains for the Phase I Facilities and during the Development Phase IOC and/or its Affiliates and the Project Company (or another Subsidiary) will negotiate and enter into the GSPA, for a base supply of reserves and resources of gas (sufficient for two (2) trains of LNG) from the Elk and Antelope structures in PPL 238. In addition, the Project Company may purchase natural gas supplies for the Project from other suppliers.
     (d) Marketing of LNG. MLPLC will have the right and obligation to purchase one hundred percent (100%) of the LNG produced by the Phase I Facilities, and during the Development Phase, will negotiate and enter into an LNGSPA with the Project Company, which shall generally reflect the commercial principles in Appendix 7-3 of this Schedule Seven and shall be subject to approval by the Board as a Deadlock Unanimous Issue.
3. Shareholder Project Committee
     (a) During the Development Phase, the Shareholder Project Committee shall be responsible for assisting the Shareholders in performing the Shareholder Phase I Responsibilities, and for the following duties and responsibilities and any others which may be delegated to it by the Board of Directors, or may be requested by the Project Company:
     (i) assisting with preparation of the Development Plan and Development Budget, and any amendments thereof;
     (ii) monitoring progress of the development of the Project and keeping the Board apprised of same;
     (iii) oversight and management of subcommittees which are delegated any of the responsibilities of the Shareholder Project Committee; and
     (iv) assisting the Project Company in negotiating definitive Project Contracts; obtaining Governmental Approvals applicable to HoldCo or the Project Company; and such other matters as are necessary to achieve Financial Closing and commence construction of the Phase I Facilities.
Schedule Seven

     (b) During the Construction Phase, the Shareholder Project Committee shall be responsible for the following duties and responsibilities, and any others which may be delegated to it by the Board of Directors or requested by the Project Company:
     (i) monitoring progress of construction of the Project; and
     (ii) oversight and management of subcommittees which are delegated any of the responsibilities of the Shareholder Project Committee.
     (c) During the Operations Phase, the Shareholder Project Committee shall be responsible for the following duties and responsibilities, and, and any others which may be delegated to it by the Board of Directors or requested by the Project Company or any other Subsidiary:
     (i) monitoring operations activities of the Project and advising the Board with regard to same; and
     (ii) oversight and management of subcommittees which are delegated any of responsibilities of the Shareholder Project Committee.
Schedule Seven

SCHEDULE SEVEN
APPENDIX 7-1
Major Project Contracts
     The following are designated as “Major Project Contracts”:
     1. The Project Agreement with the Independent State of Papua New Guinea and any other material agreement with any Governmental Authority in PNG concerning the Project;
     2. The Project Company Shareholders’ Agreement;
     3. Agreements for the acquisition, lease or use of land, rights of way, easements or any other real property rights in connection with the Project or any part thereof;
     4. Technology license agreements which are necessary for the Phase I Facilities;
     5. Engineering, procurement and construction contracts (“EPC Contracts”) for the Project or any material part thereof;
     6. The GSPA between IOC and the Project Company and any other gas supply and purchase agreements for the purchase of supplies of all natural gas necessary for the Project;
     7. The LNGSPA between MLPLC and the Project Company and any other contracts for the marketing and sale of all LNG produced by the Project; and
     8. Any other contracts which are designated as “Major Project Contracts” by a Shareholders’ Resolution or Board Resolution.
Schedule Seven
Appendix 7-1

SCHEDULE SEVEN
APPENDIX 7-2
KEY BUSINESS PRINCIPLES FOR THE
GAS SUPPLY AND PURCHASE AGREEMENT
***

*** Omitted Information
Schedule Seven
Appendix 7-2

***

*** Omitted Information
Schedule Seven
Appendix 7-2

***

*** Omitted Information
Schedule Seven
Appendix 7-2

SCHEDULE SEVEN
APPENDIX 7-3
KEY BUSINESS PRINCIPLES FOR THE
LNG SUPPLY AND PURCHASE AGREEMENT
***

*** Omitted Information
Schedule Seven
Appendix 7-3

***

*** Omitted Information
Schedule Seven
Appendix 7-3

***

*** Omitted Information
Schedule Seven
Appendix 7-3

SCHEDULE SEVEN
APPENDIX 7-4
Construction Report Requirements
Monthly construction reports shall, at a minimum, include the following information:
     1. An executive summary of status of the construction work (the “Work”) segregated by engineering discipline and construction craft, describing significant events accomplished in the prior month, and those scheduled for the current month;
     2. A description of overall Project schedule status, including a comparison of progress of the Work compared against the CPM Schedule (or if applicable, the recovery schedule or acceleration schedule) and the Project schedule, and to the extent applicable, strategies for recovering the Work to meet the Project schedule if any portion of Work is behind schedule;
     3. Critical items of the Work, including an evaluation of problem areas with respect to the design and construction of the Work;
     4. Procurement and equipment deliveries;
     5. A cost report, showing the Contract Price, approved Change Orders, pending Change Orders, amounts earned to date (including amounts earned to date by the contractor for completion of payment milestones), and amounts paid to date;
     6. A summary of any safety issues that may have arisen during the prior month and updates of any continuing safety issues that may have arisen prior to the month subject to the current report;
     7. A commissioning and performance test status report;
     8. Any other information provided by the contractors as part of their report;
     9. Any other information reasonably requested by a Shareholder, including any material information of which HoldCo is aware that could reasonably be foreseen to adversely affect the Project.
Schedule Seven
Appendix 7-4

SCHEDULE EIGHT
Addresses for Notices
(Section 23.1)

HOLDCO	PNG LNG, Inc.

c/o Harry B. Sands, Lobosky and Company
Shirley House
50 Shirley Street
Nassau
The Bahamas

PO Box N-624
Nassau,
Bahamas

Tel: +1-242-322-2670
Fax: +1-242-323-8914
Attention: (i) Phil Mulacek — President
(ii) Mrs. Sarah Lobosky — Assistant Secretary

IOC	InterOil LNG HOLDINGS, INC.

c/o Harry B. Sands, Lobosky and Company
Shirley House
50 Shirley Street
Nassau
The Bahamas

PO Box N-624
Nassau
Bahamas

Tel: +1-242-322-2670
Fax: +1-242-323-8914
Attention: (i) Phil Mulacek — President
(ii) Mrs. Sarah Lobosky — Assistant Secretary

with a copy which shall not constitute notice to:

Haynes and Boone, LLP
1615 L Street, NW, Suite 800
Washington, DC 20036
United States of America

Tel: +1-202-654-4559
Schedule Eight

Attention: Arthur Cohen, Esq.

MLPLC	MERRILL LYNCH PNG LNG CORP.

Office of General Counsel
Global Markets & Investment Banking Group
Merrill Lynch Global Commodities, Inc.
20 Greenway Plaza, Suite 950
Houston, TX 77046
United States of America

Tel: +1-713-544-7400

with a copy which shall not constitute notice to:

Milbank, Tweed, Hadley & McCloy LLP
10 Gresham Street
London
EC2V 7JD
England

Tel: +44 (0)20 7615 3115
Attention: Phillip Fletcher, Esq.
William Belcher, Esq.

PacLNG	PACIFIC LNG OPERATIONS LTD.

Gerbergasse 5
P.O. Box 7427, CH – 8023
Zurich
Switzerland

Tel: +41 44 22 6060
Fax: +41 44 22 6010
Attention: Carlo Civelli

with a copy which shall not constitute notice to:

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, N.Y. 10104
United States of America

Tel: +1-212-468-8007

Attention: Jana Mansour, Esq.
Schedule Eight